

2019 Proxy Statement

THE PEOPLE
CONNECTING
AMERICA®



11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, Florida 33408

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Logistics



DATE AND TIME
Tuesday, May 21, 2019
11:00 a.m., Eastern Time



PLACE
Dycom Industries, Inc.,
11780 U.S. Highway 1, Suite 600,
Palm Beach Gardens, Florida 33408



RECORD DATE
The Board of Directors has fixed
the close of business on Monday,
April 1, 2019 as the record date
for determining the shareholders
entitled to notice of and to vote at
the Annual Meeting.

Advance Voting Methods



BY INTERNET
www.proxyvote.com



BY PHONE
1-800-690-6903



BY MAIL
Complete and return the proxy
card or voting information card.

Voting Items

Elect the four directors named in the Proxy Statement;

Approve, by non-binding advisory vote, executive compensation;

Ratify the appointment of PricewaterhouseCoopers LLP as the Company's
independent auditor for fiscal 2020;

Approve an amendment to the Company's 2012 Long-Term Incentive Plan to
increase the number of authorized shares by 550,000 shares; and

Transact such other business as may properly be brought before the Annual
Meeting, and any adjournments or postponements of the Annual Meeting.

✅ **YOUR VOTE IS IMPORTANT**

**Whether or not you attend the Annual Meeting, it is important that
your shares be represented and voted at the meeting. We urge you to
promptly vote and submit your proxy via the internet, by phone, or, if
you received a paper copy of the proxy card by mail, by returning the
proxy card in the envelope provided. Instructions for each type of voting
are included in the Notice Regarding the Availability of Proxy Materials
that you received and in this Proxy Statement. Voting via the internet, by
phone or by mailing a proxy card will not limit your right to attend the
Annual Meeting and vote your shares in person.**

**If you choose to attend the Annual Meeting, you will be asked to present
valid picture identification, and if you hold your shares through a
broker, you will be asked to present a copy of your brokerage statement
showing your stock ownership in the Company as of April 1, 2019. Those
shareholders without appropriate documentation may not be admitted
to the meeting and will not be able to vote their shares in person.**

By Order of the Board of Directors,

Richard B. Olent

Richard B. Vilsoet
Senior Vice President, Chief Legal Officer and Secretary
Palm Beach Gardens, Florida

April 11, 2019

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY,
MAY 21, 2019**

The Notice, Proxy Statement and 2019 Annual Report to Shareholders are available
on the internet at *www.proxyvote.com*.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Dycom Industries, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Tuesday, May 21, 2019, at the Company's corporate offices located at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408, at 11:00 a.m. Eastern Time, or at any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the accompanying proxy card are being distributed or otherwise furnished to shareholders on or about April 11, 2019.

This summary highlights certain information contained in this Proxy Statement. As it is only a summary, please review the entire Proxy Statement before voting.

2019 ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	Tuesday, May 21, 2019, at 11:00 a.m. Eastern Time.
Location:	Corporate offices of Dycom Industries, Inc., 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408.
Record Date:	Shareholders of record as of the close of business on April 1, 2019 are entitled to vote.
Voting:	Each outstanding share of common stock is entitled to one vote. You may vote by telephone, internet, mail, or by attending the Annual Meeting. Please see "How Do I Vote?" on page 76.
Attendance:	To attend the Annual Meeting, please follow the instructions contained in "Who may attend the Annual Meeting?" on page 75.

ANNUAL MEETING AGENDA AND VOTING RECOMMENDATIONS

Proposal		Board's Voting Recommendation	Vote Required For Approval	Page References (for more detail)
Proposal 1	Election of Director Nominees	**FOR** EACH NOMINEE	Majority of Votes Cast	8
Proposal 2	Advisory Vote to Approve Executive Compensation	**FOR**	Majority of Votes Cast	25
Proposal 3	Appointment of the Independent Auditor	**FOR**	Majority of Votes Cast	64
Proposal 4	Amendment to the Company's 2012 Long-Term Incentive Plan to increase the number of authorized shares by 550,000 shares	**FOR**	Majority of Votes Cast	66

Director Nominees

The Board of Directors has nominated four directors for election to the Board. Each of the director nominees is independent under the New York Stock Exchange's listing standards. The following table provides summary information about each nominee.

Name	Age	Director Since	Committee Memberships
Eitan Gertel	57	2016	Audit, Compensation, Finance
Anders Gustafsson	58	2013	Corporate Governance, Executive, Finance
Peter T. Pruitt, Jr.	62	2018	None
Richard K. Sykes	59	2018	None

Corporate Governance Highlights

The Company is committed to maintaining the highest standards of corporate governance. Strong corporate governance practices help achieve performance goals and maintain the trust and confidence of investors, employees and customers. The Company's corporate governance practices are described in more detail below under the section entitled "Board of Directors and Corporate Governance Information" beginning on page 13 of this Proxy Statement.

Key Board Governance Practices	Key Compensation Governance Practices
● Appointment of a lead independent director.	● Robust stock ownership guidelines for the Chief Executive Officer (10 times base annual salary) and non-employee directors (five times annual cash retainer).
● Independence of each non-employee director.	
● All Board committees (except the Executive Committee) are composed exclusively of independent directors.	● Shareholding requirements for Named Executive Officers (other than the Chief Executive Officer) and key employees who receive awards of time vesting restricted stock and time vesting restricted stock units.
● Majority voting for directors in uncontested elections.	
● Executive session meetings for independent directors, led by the lead independent director.	● Standardized timing of annual equity award grants.
	● Executive compensation program designed to discourage risk.
● Risk oversight by full Board and committees, including full Board review of comprehensive Management report on enterprise-wide assessment of risks.	● Change of control benefits applicable only in the event of both a change of control and the termination of a Named Executive Officer's employment under certain circumstances.
● Robust director nomination process.	● Transparent disclosure of incentive plan performance goals.
● Board takes active role in management succession planning.	● Prohibition of repricing or cash buyouts of stock options without shareholder approval and one-year minimum vesting period for performance-based awards.
● Comprehensive annual Board and committee evaluations and self-assessments.	
● Compensation program for non-employee directors designed to align the interests of the directors with those of the Company's shareholders by compensating directors with a mix of cash and equity-based compensation.	● Compensation Committee retention of an expert independent compensation consultant to benchmark and analyze compensation measures.
	● No golden parachute excise tax gross-ups.
	● Standard defined contribution retirement plan applicable to all employees, with no supplemental arrangements for Named Executive Officers.
● Annual Board review of Company business strategy.	● Perquisites and executive benefits limited to Company-paid premiums for term life insurance and long-term disability insurance.
● Mandatory retirement age for directors pursuant to Company's By-laws.	● Annual "say-on-pay" vote on the compensation of Named Executive Officers.

Compensation Highlights

The Company's executive compensation program is designed to reward executive officers who contribute to the Company's sustained growth and successful execution of its strategy and operating plans. Total direct compensation is targeted to be comparable to those companies with which the Company competes for executive talent. The executive compensation program is designed to maintain a strong link between compensation and performance and is intended to achieve the following objectives:

- support the Company's business goals and strategies by incenting profitable growth and increasing shareholder value;
- align the interests of the Named Executive Officers with the long-term interests of shareholders;
- attract, retain and motivate highly performing executives who drive business and financial performance;
- link significant portions of executive compensation to the achievement of performance goals established by the Compensation Committee for the annual incentive plan and for performance vesting restricted stock units granted under the equity incentive plan;
- promote Company stock ownership; and
- discourage excessive risk-taking.

Overview of Pay Elements

	Base salary	Cash	Provides a fixed amount of cash compensation for performing day-to-day responsibilities.
At-risk	**Annual cash incentive compensation**	Cash	Provides the opportunity for annual cash incentive awards for achieving short-term financial performance goals that align with the Company's business strategy.
	Long-term equity-based incentive compensation	Equity	Provides for long-term incentive awards in the form of performance vesting restricted stock units earned based on achieving long-term internal performance goals, time vesting restricted stock units and stock options to encourage executive stock ownership.

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Pay Mix

The following charts illustrate the performance-based nature of the executive compensation program as a percentage of target total direct compensation (which is composed of base salary, target annual cash incentive awards and the grant date fair value of target equity-based incentive awards). For target amounts of annual cash incentive awards and equity-based incentive awards, see the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement:


CEO TARGET COMPENSATION



Time Vesting Restricted Stock Units **11%**
Stock Options **22%**
Target Performance Vesting Restricted Stock Units **21%**
Pay at risk **(67%)**
Base Salary **22%**
Target Annual Cash Incentive **24%**

ALL OTHER NEOs TARGET COMPENSATION



Time Vesting Restricted Stock Units **13%**
Stock Options **6%**
Target Performance Vesting Restricted Stock Units **27%**
Pay at risk **(56%)**
Base Salary **32%**
Target Annual Cash Incentive **22%**


The Compensation Committee of the Board of Directors (the "Compensation Committee") sets challenging but realizable performance measures that are earned only as a result of exceptional performance. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects financial performance measures under the Company's annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies, and incent management to focus on actions that create sustainable shareholder value. In setting targets for the short- and long-term performance measures, the Compensation Committee considers the Company's annual and long-term business goals and strategies and certain other factors, including the Company's projected operating environment and economic and industry conditions. The Compensation Committee recognizes that performance goals will change over time to reflect market practices and evolving business priorities. Accordingly, the Compensation Committee continually reassesses the performance measures and goals used.

In addition, the Board of Directors has established robust stock ownership guidelines for the Chief Executive Officer (10 times base annual salary), as well as shareholding requirements for Named Executive Officers (other than the Chief Executive Officer) and key employees who receive awards of time vesting restricted stock units.

Named Executive Officers' Pay Outcome

Fiscal 2019 was a challenging year for the Company and the year's challenges were reflected in pay outcomes. Our Named Executive Officers, with one exception, received annual cash incentive awards significantly below their respective target amounts. Mr. Nielsen's annual cash incentive award was 44% of target, while the remaining Named Executive Officers received annual cash incentive awards ranging between 56% and 72% of target (excluding Scott Horton, who joined the Company part-way through the fiscal year, and as a result received a prorated target annual incentive award in accordance with his employment agreement). These fiscal 2019 pay outcomes for our Named Executive Officers were consistent with the Company's pay-for-performance philosophy. Amounts awarded under the annual cash incentive plan are designed to be "at-risk" depending upon the performance of the Company and, accordingly, have varied significantly from year to year. In addition, the value of equity awards granted in fiscal 2019 has been significantly reduced as compared to the grant date fair value. This resulted from both a decrease in our share price and the issuance of fewer shares from performance vesting restricted stock units due to the Company's failure to fully achieve targeted performance measures.

Election of Directors

✅ The Board of Directors recommends that shareholders vote **FOR** the election of Eitan Gertel, Anders Gustafsson, Peter T. Pruitt, Jr. and Richard K. Sykes as directors.

The Articles of Incorporation of the Company provide that the Board of Directors shall be divided into three classes, with each class having as equal a number of directors as possible.

The Board of Directors currently consists of nine members.

Four director nominees have been nominated for election at the Annual Meeting. The nominees are Eitan Gertel, Anders Gustafsson, Peter T. Pruitt, Jr. and Richard K. Sykes. Each nominee was selected by the Corporate Governance Committee and approved by the Board of Directors for submission to shareholders of the Company. Messrs. Gertel, Gustafsson and Sykes are each currently serving a term that expires at the Annual Meeting and each has been nominated for a term expiring at the Company's fiscal 2022 annual meeting. Mr. Pruitt was elected to the Board of Directors in November 2018 and has been nominated for a one-year term expiring at the Company's fiscal 2020 Annual Meeting.

The Company's Amended and Restated By-laws provide for a majority voting standard for the election of directors in uncontested elections of directors, such as that being conducted at the Annual Meeting. Under this standard, a director nominee will be elected only if the number of shares of common stock represented and entitled to vote at the Annual Meeting that vote "for" the nominee exceeds the number of votes "against" that nominee. This majority voting standard is further described under the section entitled "Board of Directors and Corporate Governance Information—Selection of Directors—Majority Voting Standard" on page 14 of this Proxy Statement.

Each nominee has consented to serve if elected to the Board of Directors. If any director nominee becomes unable to accept nomination or election, which is not anticipated, the persons named as proxies will vote for the election of such other person as the Board of Directors may recommend. Proxies cannot be voted for a greater number of persons than the number of nominees named below.

Included in the biography of each of the nominees for election as a director of the Company and of those directors of the Company continuing in office is a description of experiences, qualifications, attributes and skills that led our Board of Directors to conclude that he or she should serve as a director of the Company.

Nominees for Election at this Meeting

INDEPENDENT

DIRECTOR SINCE 2016

AGE 57

DYCOM COMMITTEES:
- Audit
- Compensation
- Finance

Eitan Gertel

EXPERIENCE

Mr. Gertel served as the Chief Executive Officer and a director of Finisar Corporation from 2008 to 2015 as a result of the completion of the merger between Finisar and Optium Corporation. Prior to that, Mr. Gertel served as Chief Executive Officer and Chairman of the Board of Optium from 2004 to 2008 and as the President and a director of Optium from 2001 to 2004. From 1995 to 2001, Mr. Gertel served as Corporate Vice President and General Manager of the former transmission systems division of JDS Uniphase Corporation, a provider of broadband test and management solutions and optical products.

SKILLS AND EXPERTISE

Mr. Gertel has significant executive-level experience in the telecommunications industry, including experience in business leadership, operations and strategy, and technical experience. This experience allows Mr. Gertel to bring to the Board of Directors knowledge of corporate strategy, corporate finance, and mergers and acquisitions, as well as significant operational knowledge of the industry as a result of the various management positions which he has held.

INDEPENDENT

DIRECTOR SINCE 2013

AGE 58

DYCOM COMMITTEES:
- Corporate Governance
- Executive
- Finance

Anders Gustafsson

EXPERIENCE

Mr. Gustafsson has served as the Chief Executive Officer and a director of Zebra Technologies Corporation since 2007. From 2004 until 2007, Mr. Gustafsson served as Chief Executive Officer of Spirent Communications plc, a publicly traded telecommunications company. From 2000 until 2004, Mr. Gustafsson was Senior Executive Vice President, Global Business Operations, of Tellabs, Inc., a communications networking company, having previously served as President, Tellabs International, as well as President, Global Sales, and Vice President and General Manager, Europe, Middle East and Africa. Earlier in his career, Mr. Gustafsson held executive positions with Motorola, Inc. and Network Equipment Technologies, Inc.

SKILLS AND EXPERTISE

Mr. Gustafsson has extensive executive-level experience in the telecommunications industry covering many areas, including operations, strategy and finance. This experience allows Mr. Gustafsson to bring to the Board of Directors a broad range of skills related to the Company's industry, including knowledge of corporate strategy, financial controls and accounting, corporate finance, and mergers and acquisitions.

INDEPENDENT

DIRECTOR SINCE 2018

AGE 62

Peter T. Pruitt, Jr.

EXPERIENCE

Mr. Pruitt was appointed to the Board of Directors of the Company in November 2018, for a term to last until the Company's 2019 Annual Meeting of Shareholders. Mr. Pruitt, a Certified Public Accountant, is a Senior Partner of Deloitte & Touche LLP and has been an auditor with Deloitte for 40 years. During his career at Deloitte, Mr. Pruitt has served in multiple firm-level leadership roles and currently serves as Deloitte's Office Managing Partner for Florida and Puerto Rico.

SKILLS AND EXPERTISE

Mr. Pruitt has extensive audit and financial accounting expertise along with significant executive leadership experience. This wide-ranging experience allows Mr. Pruitt to bring to the Board of Directors deep knowledge of accounting and financial controls and financial reporting procedures.

INDEPENDENT

DIRECTOR SINCE **2018**

AGE **59**

Richard K. Sykes

EXPERIENCE

Mr. Sykes is a former Senior Partner of McKinsey & Company, Inc. Mr. Sykes was a Management Consultant with McKinsey from February 1996 to his retirement in August 2017. During this period, Mr. Sykes served clients in the industrial, consumer and healthcare industries focusing on issues of enterprise transformation, strategy, operations and organization. During his career at McKinsey, Mr. Sykes served in multiple firm-level leadership roles, including as Managing Partner of McKinsey's Midwest Office, and helped to build McKinsey's operations practice. From 1990 to 1995, Mr. Sykes was a Vice President and Partner at A.T. Kearney, a global management consulting firm. Prior to that, he held engineering and management roles in the manufacturing businesses of Eli Lilly and Company.

SKILLS AND EXPERTISE

Mr. Sykes has wide-ranging general business management experience, as well as particular in-depth knowledge and expertise in operations, enterprise transformation, organization and strategy. This experience and knowledge allows Mr. Sykes to bring to the Board of Directors significant knowledge into strategic, financial and capital-related issues.

Directors Whose Terms Continue Beyond the Meeting

INDEPENDENT

DIRECTOR SINCE **2011**

TERM EXPIRES **2020**

AGE **67**

DYCOM COMMITTEES:
- Compensation (Chair)
- Corporate Governance

Dwight B. Duke

EXPERIENCE

Mr. Duke served as Senior Vice President, Business Operations, Service Provider Video Technology Group of Cisco Systems, Inc. from 2006 until his retirement in 2012. From 1998 to 2005, Mr. Duke was Senior Corporate Vice President of Scientific-Atlanta, Inc. and President of its Transmission Networks Systems business. During this period, Mr. Duke was a member of Scientific-Atlanta's corporate management and corporate operating committees which developed and implemented corporate strategy. Prior to 1998, Mr. Duke was Vice President of the Network Systems Group of Scientific-Atlanta and responsible for that company's digital video system business.

SKILLS AND EXPERTISE

Mr. Duke has substantial experience in operations management, distribution and marketing for the cable television industry. Mr. Duke also has experience in organization-wide strategic planning, as well as product and major program management. Mr. Duke's executive-level experience in the telecommunications and cable television industry, and his experience in integrating acquired businesses, allow Mr. Duke to bring to the Board of Directors significant knowledge of corporate strategy, technology, and mergers and acquisitions, particularly within industries closely related to the Company's business.

INDEPENDENT

DIRECTOR SINCE 2015

TERM EXPIRES 2020

AGE 62

DYCOM COMMITTEES:
- Audit
- Compensation
- Finance (Chair)

OTHER PUBLIC DIRECTORSHIPS:
MFS Mutual Funds and The Travelers Companies, Inc.

Laurie J. Thomsen

EXPERIENCE

Ms. Thomsen served as an Executive Partner of New Profit, Inc., a venture philanthropy firm, from 2006 to 2010, and she served on its board from 2001 to 2006. Prior to that, from 1995 to 2004, Ms. Thomsen was a co-founder and General Partner of Prism Venture Partners, a venture capital firm investing in healthcare and technology companies. From 1984 until 1995, Ms. Thomsen worked at the venture capital firm Harbourvest Partners in Boston, where Ms. Thomsen was a General Partner from 1988 until 1995. Ms. Thomsen was in commercial lending at U.S. Trust Company of New York from 1979 until 1984.

SKILLS AND EXPERTISE

Ms. Thomsen has extensive experience as a General Partner of a venture capital firm and significant experience and expertise in investments, finance and the development of emerging businesses. In addition, Ms. Thomsen has board experience at publicly traded companies. This experience allows Ms. Thomsen to bring to the Board of Directors substantial knowledge of accounting and financial controls, corporate finance structure and strategy, and governance practices, as well as significant experience with the growth and development of businesses and mergers and acquisitions. Ms. Thomsen's expertise in investments and private equity also allows her to bring insight into public company management from an investor's perspective.

LEAD INDEPENDENT DIRECTOR

DIRECTOR SINCE 2003

TERM EXPIRES 2021

AGE 74

DYCOM COMMITTEES:
- Audit
- Corporate Governance (Chair)
- Executive

Stephen C. Coley

EXPERIENCE

Mr. Coley is a Director Emeritus of McKinsey & Company, Inc. Mr. Coley was a Management Consultant with McKinsey & Company, Inc. from July 1975 to his retirement in January 2004. During this period, Mr. Coley led a wide variety of business strategy and organization efforts, principally serving technology and basic industrial clients. Mr. Coley also led McKinsey's corporate growth practice.

SKILLS AND EXPERTISE

A recognized expert and published author on corporate growth, Mr. Coley has extensive general business management experience in corporate strategy and finance for companies in the technology industry, as well as in-depth knowledge of corporate finance structure and strategies, and corporate governance. This experience and knowledge allow Mr. Coley to bring to the Board of Directors meaningful and valuable insight into strategic, financial and capital-related issues.

INDEPENDENT

DIRECTOR SINCE 2008

TERM EXPIRES 2021

AGE 69

DYCOM COMMITTEES:
- Audit (Chair)
- Corporate Governance
- Finance

OTHER PUBLIC DIRECTORSHIPS:
Barnes & Noble, Inc. and the Travelers Companies, Inc.

Patricia L. Higgins

EXPERIENCE

Ms. Higgins was President, Chief Executive Officer, and a director of Switch & Data Facilities Company, Inc., a provider of neutral interconnection and colocation services, from September 2000 to her retirement in February 2004. Prior to that, Ms. Higgins served as Chairman and Chief Executive Officer of The Research Board, a consulting and research services company for information technology from May 1999 to August 2000. Prior to 1999, Ms. Higgins also served as Corporate Vice President and Chief Information Officer of Alcoa Inc. and also held senior management positions at UNISYS Corporation, Verizon (NYNEX) and AT&T Inc. Ms. Higgins was a director at Internap Network Services Corporation from 2004 to 2018, Visteon Corporation from 2004 to 2010, Delta Air Lines, Inc. from 2005 to 2007 and SpectraSite Communications, Inc. from 2004 to 2005.

SKILLS AND EXPERTISE

Ms. Higgins held senior executive-level positions in telecommunications, computing and information technology. Ms. Higgins has also had extensive board experience as a director of numerous public companies, including serving as lead director and as a member of a number of audit committees (chairing two), compensation committees (chairing one), governance/nominating committees (chairing one) and chairing one finance committee. This wide-ranging experience allows Ms. Higgins to bring to the Board of Directors substantial knowledge of accounting and financial controls, corporate finance and strategy, and governance practices, as well as a significant depth of understanding into the operation and management of public companies.

BOARD CHAIRMAN

DIRECTOR SINCE 1996

TERM EXPIRES 2021

AGE 56

DYCOM COMMITTEES:
- Executive (Chair)

Steven E. Nielsen

EXPERIENCE

Mr. Nielsen has been the President and Chief Executive Officer of the Company since March 1999; President and Chief Operating Officer from August 1996 to March 1999; and Vice President from February 1996 to August 1996.

SKILLS AND EXPERTISE

Mr. Nielsen's service as the Company's Chief Executive Officer and in other leadership roles within the Company allows Mr. Nielsen to bring to the Board of Directors a deep insight into the operations, challenges and complex issues facing the Company itself and the Company's industry in general.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

The Company is committed to sound corporate governance and to compliance with New York Stock Exchange ("NYSE"), Securities and Exchange Commission ("SEC") and other regulatory and legal requirements. In furtherance of these goals, the Board of Directors has adopted a Code of Business Conduct and Ethics, a Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and written charters for each of its Audit Committee, Compensation Committee, Corporate Governance Committee and Finance Committee, all of which are available on the Company's website at *www.dycomind.com*. Copies of each may also be obtained, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408. These documents are periodically reviewed in light of corporate governance developments and modified as appropriate. Please note that the information contained in or connected to the Company's website is not intended to be part of this Proxy Statement.

Selection of Directors

Director Candidates

Pursuant to its charter and the Company's Corporate Governance Guidelines, the Corporate Governance Committee is responsible for recommending to the Board of Directors the director nominees for election by shareholders of the Company, including those nominees that are recommended by shareholders in accordance with the procedures set forth in the Company's Amended and Restated By-laws and applicable law.

Identifying Director Candidates	The process followed by the Corporate Governance Committee to identify and evaluate director candidates includes requesting from directors and others recommendations for director candidates, engaging third-party search firms, meeting from time to time to evaluate information and background materials relating to potential candidates, and interviewing of selected candidates by members of the Corporate Governance Committee and the Board of Directors.
	The Corporate Governance Committee considers director nominee candidates from many sources, including shareholders. If a shareholder wishes to recommend a nominee for director, written notice should be sent to the Secretary of the Company in accordance with the instructions set forth under "General Information—Additional Information—Submission of Proposals for Inclusion in 2020 Proxy Materials" on page 79 of this Proxy Statement. The Corporate Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.



Skills and Qualifications	The Board of Directors and the Corporate Governance Committee believe that the Board of Directors' membership should reflect the diversity of experience, background, skills, geography and gender required to meet its corporate governance, oversight and advisory functions in a way that is in the best interest of shareholders. This includes ensuring that the Board of Directors has the expertise required to fulfill all of its legal and regulatory requirements, including the requirements for each of its committees. Accordingly, in considering whether to recommend any particular candidate for inclusion in the slate of recommended director nominees, the Corporate Governance Committee will consider numerous attributes, including those described above, as well as the candidate's integrity, business acumen, knowledge of the Company's business and industry and experience that will complement the current members of the Board of Directors.



Conflicts of Interest	The Corporate Governance Committee will also assess whether there is any conflict of interest with respect to the Company and the director nominee.



A Balanced Approach	The Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for a prospective nominee. The Corporate Governance Committee believes that the backgrounds and qualifications of our directors, considered as a group, should provide a diverse mix of background, experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities and operate effectively.

Majority Voting Standard

The Company's Amended and Restated By-laws provide for a majority voting standard for uncontested director elections. Under this standard, a director nominee will be elected only if the affirmative vote of shares of common stock represented and entitled to vote at an annual meeting exceeds the votes cast opposing that nominee. Pursuant to the standard, a director is required to tender his or her resignation to the Board of Directors if the director fails to receive the required number of votes. The Board of Directors shall nominate for election or re-election only those candidates who agree to tender, promptly following the person's failure to receive the required vote for election or re-election at the next annual meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon the Board of Directors' acceptance of the resignation. In addition, the standard requires the Board of Directors to fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board of Directors, the same form of irrevocable resignation tendered by incumbent directors.

The Corporate Governance Committee, composed entirely of independent directors, will evaluate and make a recommendation to the Board of Directors with respect to the tendered resignation. In its review, the Corporate Governance Committee will consider any factors that it deems relevant.

The Board of Directors must take action on the Corporate Governance Committee's recommendation within 90 days following certification of the shareholders' vote and publicly disclose its decision and the rationale for the decision on a Current Report on Form 8-K furnished with the SEC within four business days after its decision. Absent a determination by the Board of Directors that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director (based on such factors that the Board of Directors deems relevant), the Board of Directors shall accept the resignation. In accordance with the Company's Corporate Governance Guidelines, an unsuccessful incumbent director will not participate in any deliberations of the Corporate Governance Committee or the Board of Directors with respect to the tendered resignation. The Corporate Governance Guidelines also provide procedures to address a situation in which all members of the Corporate Governance Committee are unsuccessful incumbents.

If the Board of Directors accepts the resignation of an unsuccessful nominee for director, it may fill the resulting vacancy or decrease the size of the Board of Directors in accordance with the Company's Amended and Restated By-laws or the Company's Articles of Incorporation. If a director's resignation is not accepted by the Board of Directors, such director will continue to serve as a director until the next succeeding annual meeting and until his or her successor is duly elected or until the director's earlier resignation, removal from office or death. In contested elections, the plurality voting standard will apply. A contested election is an election in which the Secretary of the Company determines that the number of director nominees exceeds the number of directors to be elected to the Board of Directors.

The Board's Role and Responsibilities

Board Role in Risk Oversight

The **Board of Directors** takes an active role in overseeing risks related to the Company both as the full Board of Directors and through its committees. The committees of the Board of Directors are primarily responsible for the oversight of risk as follows:

| the **Audit Committee** has oversight over the financial reporting, accounting and internal control risks. The Audit Committee also has oversight over cybersecurity and information security risk. | the **Compensation Committee** oversees the Company's executive compensation arrangements, including the identification and management of risks that may arise from the Company's compensation policies and practices (see page 32 of this Proxy Statement for a more detailed discussion) | the **Finance Committee** has oversight over liquidity, credit and interest rate risks, and acquisition and disposition plans | the **Corporate Governance Committee** has oversight over corporate governance, including establishing practices and procedures that promote good governance and mitigate governance risk, and is also responsible for reviewing the performance of the Board of Directors and individual directors. The Corporate Governance Committee also ensures that each committee of the Board of Directors engages in an annual performance self-evaluation based upon criteria and processes established by the Corporate Governance Committee. The Corporate Governance Committee also focuses on succession planning for the Board of Directors and executive officers of the Company. |

The Board of Directors has determined that the full Board is the most effective structure for the general oversight of risks. The Board of Directors also believes its oversight of risk is enhanced by its current leadership structure as discussed above. The Chief Executive Officer who, in his role of Chairman chairs regular meetings of the Board of Directors, is best able to understand, evaluate and raise critical business and other risks to the attention of the Board of Directors. The Board of Directors receives regular reports from the committee chairs, as well as reports directly from officers of the Company to ensure it is apprised of risks, how these risks may relate to one another and how management is addressing these risks.

In addition, the Company conducts a periodic enterprise-wide assessment of risks. The risks considered as part of this assessment include those inherent in the Company's business, as well as the risks from external sources such as competitors, the economy and credit markets, regulatory and legislative developments, and cybersecurity and data protection risks. A report is periodically presented to the Board of Directors by management and updates are provided as required. The objectives of the risk assessment process include (i) determining whether there are risks that require additional or higher priority mitigation efforts; (ii) developing a defined list of key risks to be shared with the Audit Committee, the Board of Directors and senior management; (iii) contributing to the development of internal audit plans; (iv) facilitating the NYSE governance requirement that the Audit Committee discuss policies around risk assessment and risk management; and (v) facilitating discussion of the risk factors to be included in Item 1A of the Company's Annual Report on Form 10-K.

Code of Ethics for Senior Financial Officers and Code of Business Conduct and Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers and a Code of Business Conduct and Ethics, each of which is a code of ethics as defined in Item 406(b) of Regulation S-K of the Securities Act of 1933. The Code of Ethics for Senior Financial Officers applies to the Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. The Code of Business Conduct and Ethics applies to all directors, officers, managers and employees of the Company. These codes reflect the Company's expectation that its directors, officers and other employees conduct themselves with the highest standard of business ethics. The Company discloses amendments to provisions of the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics, or a waiver from the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions by posting such information on the Company's website at *www.dycomind.com*.

Shareholding Requirements and Stock Ownership Guidelines

The Board of Directors believes that directors and management should have a significant financial stake in the Company to align their interests with those of the Company's shareholders. To this effect, the Board of Directors has established stock ownership guidelines that require non-employee directors and the Chief Executive Officer to own shares of Company common stock with a value of not less than a specified multiple of base annual salary or annual cash retainer, as applicable. In addition, awards of time vesting restricted stock and time vesting restricted stock units granted to the other Named Executive Officers (as defined under "Executive Compensation—Compensation Discussion and Analysis—Introduction" on page 26 of this Proxy Statement) and other key employees are subject to shareholding requirements. The shareholding requirements and stock ownership guidelines are further described under "Board Practices, Policies and Processes—Stock Ownership Guidelines for Non-Employee Directors" on page 21 of this Proxy Statement and "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines for the Chief Executive Officer" and "Executive Compensation—Compensation Discussion and Analysis—Shareholding Requirements" on page 43 of this Proxy Statement.

Communication with the Board of Directors

The Board of Directors has adopted a formal process by which shareholders and other interested parties may communicate with one or more of the Company's non-management directors, the non-management directors as a group, a committee of the Board of Directors or the full Board of Directors. Shareholders who wish to communicate with a director or director group should direct their communications in writing to:

Dycom Industries, Inc.
c/o Richard B. Vilsoet, Secretary
11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, Florida 33408
Email: corporatesecretary@dycominc.com

All such communications should be clearly marked "Shareholder Communication to the Dycom Industries, Inc. Board of Directors."

The Secretary of the Company has primary responsibility for monitoring director-related communications from shareholders and other interested parties and forwarding collected communications to the intended recipient provided they meet certain criteria. In general, communications are forwarded to the intended director or director group as long as the communications do not relate to ordinary business, legal or administrative matters or other non-substantive or inappropriate matters further described in the Company's Internal Process for Handling Communications to and from Directors. All concerns and complaints relating to accounting, internal accounting controls or auditing practices, including those reported as a violation of the Code of Business Conduct and Ethics or the Code of Ethics for Senior Financial Officers, will be referred to the Audit Committee in accordance with the Company's Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters. Each of the Code of Business Conduct and Ethics, the Internal Process for Handling Communications to and from Directors and the Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters are available on the Company's website at *www.dycomind.com*.

Board Leadership Structure

Our Chairman of the Board and Chief Executive Officer

Steven E. Nielsen serves as our Chairman of the Board of Directors and our Chief Executive Officer. The Board of Directors believes that the Company is best served by having one person serve as both Chairman of the Board of Directors and Chief Executive Officer because this structure provides unified leadership and direction. In his capacity as Chief Executive Officer, Mr. Nielsen possesses an intimate knowledge of the daily operations of the Company and its relationships with customers and employees. Calling upon this knowledge, Mr. Nielsen is able to provide the Board of Directors with leadership in setting its agenda and focusing its discussions. As the individual with primary responsibility for managing the Company's day-to-day operations, Mr. Nielsen is also best positioned to chair regular meetings of the Board of Directors and ensure that key business issues are brought to the attention of the Board of Directors. His in-depth knowledge of the industry, and the issues, opportunities and challenges facing the Company enable decisive leadership with clear accountability. The combined role as Chairman and Chief Executive Officer also ensures that the Company presents its message and strategy to shareholders, employees, customers and other stakeholders with a unified, single voice.

Lead Independent Director

The Company's independent directors are led by a lead independent director, currently Stephen C. Coley, who chairs executive sessions of the non-management directors, advises the Chairman and chairs of the committees of the Board of Directors with respect to agendas and ensures that information needs relating to meetings of the Board of Directors and its committees are met. Mr. Coley, along with the other independent directors, brings experience, oversight and expertise from outside the Company and industry, while the Chairman and Chief Executive Officer brings Company and industry-specific experience and expertise.

Board Independence

Board independence and oversight of the senior management of the Company are enabled by the presence of independent directors who have substantive knowledge of the Company's business and have oversight over critical functions of the Company, such as the integrity of the Company's financial statements, the evaluation and compensation of executive management and the nomination of directors. In accordance with the Company's Corporate Governance Guidelines, independent directors meet without management present at regularly scheduled executive sessions (at least quarterly).

In accordance with the Company's Corporate Governance Guidelines, the Board of Directors monitors the independence of its members using standards set forth in the guidelines. The guidelines reflect the independence requirements set forth in the NYSE Corporate Governance listing standards. Under these standards, the Board of Directors has determined that each of the eight non-management members of the Board of Directors is independent and that such group constitutes a majority of the Board of Directors. Mr. Nielsen, who serves as our President and Chief Executive Officer, is not independent.

Committees of the Board

The Board of Directors has the authority to appoint committees to perform certain management and administrative functions and currently has (i) an Audit Committee, (ii) a Compensation Committee, (iii) a Corporate Governance Committee, (iv) an Executive Committee and (v) a Finance Committee.

The following table provides summary information regarding the Board of Directors and each committee.

	Committee Memberships					
Members	Independent	Audit	Compensation	Corporate Governance	Executive	Finance
Stephen C. Coley (L)	✔	✔		✔ (C)	✔	
Dwight B. Duke	✔		✔ (C)	✔		
Eitan Gertel	✔	✔	✔			✔
Anders Gustafsson	✔			✔	✔	✔
Patricia L. Higgins	✔	✔ (C)		✔		✔
Steven E. Nielsen (*)					✔ (C)	
Peter T. Pruitt, Jr.	✔					
Richard K. Sykes	✔					
Laurie J. Thomsen	✔	✔	✔			✔ (C)

✔ = Member (C) = Chair (*) = Board Chairman (L) = Lead Independent Director

Audit Committee

MEMBERS:
Stephen C. Coley
Eitan Gertel
Patricia L. Higgins (Chair)
Laurie J. Thomsen

MEETINGS IN FISCAL 2019: 7

Each member of the Audit Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the Company's Corporate Governance Guidelines

ROLES AND RESPONSIBILITIES

The Audit Committee has responsibility for, among other things, assisting the Board of Directors in the oversight of:

- the quality and integrity of the Company's financial statements and related disclosure, internal controls (including information system controls and security) and financial reporting;
- the Company's compliance with applicable legal and regulatory requirements;
- the independent auditor's qualification, independence and performance;
- the performance of the Company's internal audit function and control functions;
- cybersecurity and information security risk; and
- approval of the fees paid to the Company's independent auditor.

The Board of Directors has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE listing standards. The Board of Directors has determined that the Chair of the Audit Committee, Patricia L. Higgins, qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002, and has "accounting or related financial management expertise" within the meaning of the NYSE listing standards. The SEC has indicated that the designation of Ms. Higgins as an audit committee financial expert does not make her an "expert" for any purpose, impose any duties, obligations or liability that are greater than the duties, obligations or liability imposed as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

Compensation Committee

MEMBERS:
Dwight B. Duke (Chair)
Eitan Gertel
Laurie J. Thomsen

MEETINGS IN FISCAL 2019: 8

Each member of the Compensation Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the Company's Corporate Governance Guidelines

ROLES AND RESPONSIBILITIES

The Compensation Committee has responsibility for, among other things:

- recommending to the Board of Directors the compensation of the directors;
- determining the compensation of the Chief Executive Officer and approving the compensation of the other executive officers;
- administering the Company's equity-based and incentive compensation plans, policies and programs;
- evaluating the risks and rewards associated with the Company's overall compensation principles and structure;
- reviewing and discussing with management the Company's compensation discussion and analysis included in this Proxy Statement;
- reviewing and recommending for approval by the Board of Directors (i) the Company's recommendation with respect to the non-binding shareholder advisory vote on executive compensation and (ii) the frequency of future shareholder advisory votes on executive compensation; and
- reviewing the results of the non-binding shareholder advisory vote on executive compensation and considering whether to make any adjustments to the Company's executive compensation policies and practices.

Pursuant to its charter, the Compensation Committee is empowered to hire outside advisors as it deems appropriate to assist it in the performance of its duties. The Compensation Committee has sole authority to select, retain, terminate and approve the fees for any compensation consultant or advisor, and to oversee its work. The Compensation Committee reviews the independence of any compensation consultant under the rules of the SEC and the listing standards of the NYSE to determine whether a conflict of interest exists that would prevent such compensation consultant from independently representing the Compensation Committee. The Compensation Committee has engaged Compensation Strategies, Inc. ("Compensation Strategies") as an independent compensation consulting firm to provide executive and director compensation consulting services to the Compensation Committee. During fiscal 2019, a representative of Compensation Strategies attended six out of eight Compensation Committee meetings.

For additional discussion on the services provided by Compensation Strategies to the Compensation Committee, as well as the Compensation Committee's role and the process and procedures for the consideration and determination of executive compensation, see "Executive Compensation—Compensation Discussion and Analysis" beginning on page 26 of this Proxy Statement and "Director Compensation—Compensation of Non-Employee Directors" beginning on page 22 of this Proxy Statement.

Corporate Governance Committee

MEMBERS:
Stephen C. Coley (Chair)
Dwight B. Duke
Anders Gustafsson
Patricia L. Higgins

MEETINGS IN FISCAL 2019: 5

Each member of the Corporate Governance Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the Company's Corporate Governance Guidelines.

ROLES AND RESPONSIBILITIES

The Corporate Governance Committee has responsibility for, among other things:

- recommending to the Board of Directors the director nominees for election by the Company's shareholders, including those nominees that are recommended by shareholders in accordance with the procedures set forth above under "Selection of Directors—Director Candidates" on page 13 of this Proxy Statement;
- recommending to the Board of Directors qualified individuals to fill vacancies on the Board of Directors;
- recommending to the Board of Directors the appointment of officers of the Company;
- reviewing periodically the number and functions of the five committees of the Board of Directors and recommending to the Board of Directors the appointment of its members to serve on the committees;
- evaluating on an annual basis the performance of individual directors and the independence of outside directors;
- evaluating the performance of the Chief Executive Officer on an annual basis and submitting its evaluation to the Compensation Committee;
- reviewing management succession and development plans;
- reviewing and making recommendations to the Board of Directors regarding proposals of shareholders that relate to corporate governance;
- reviewing and recommending to the Board of Directors changes in the Company's Articles of Incorporation and By-laws;
- reviewing and assessing the adequacy of the Company's process of handling communications to and from directors;
- establishing criteria and processes for, and leading the Board of Directors and each committee in, their respective annual self-evaluations; and
- developing and monitoring compliance with a set of corporate governance guidelines.

Executive Committee

MEMBERS:
Stephen C. Coley
Anders Gustafsson
Steven E. Nielsen
(Chairman of the Board and committee)

ROLES AND RESPONSIBILITIES

The Executive Committee is empowered to act for the full Board of Directors during intervals between Board meetings, with the exception of certain matters that by law may not be delegated.

Finance Committee

MEMBERS:
Eitan Gertel
Anders Gustafsson
Patricia L. Higgins
Laurie J. Thomsen (Chair)

MEETINGS IN FISCAL 2019: 6

ROLES AND RESPONSIBILITIES

The Finance Committee has responsibility for, among other things:

- setting policy for short-term investments;
- reviewing borrowing arrangements;
- reviewing financial risk management strategies;
- reviewing acquisition and disposition plans;
- reviewing and recommending for approval by the Board of Directors changes to the Company's policy for the review and approval of acquisitions; and
- recommending changes in the capital structure and operating budget of the Company.

Board Practices, Policies and Processes

Board Meetings and Attendance

The Board of Directors held ten meetings during fiscal 2019. During fiscal 2019, all directors except Mr. Pruitt and Mr. Sykes attended at least 75% of the meetings of the Board of Directors and the committees of the Board of Directors on which they served during the period. Each of Mr. Pruitt and Mr. Sykes attended 100% of the meetings of the Board of Directors during the period for which they served as directors. Attendance at the Annual Meeting is expected of all directors as if it were a regular Board meeting. All of the directors then serving on the Board of Directors attended the annual meeting of shareholders held on May 22, 2018.

Stock Ownership Guidelines for Non-Employee Directors

The Board of Directors has established stock ownership guidelines for the non-employee directors and the Chief Executive Officer to further align their economic interests with those of the Company's shareholders. The stock ownership guidelines for the Chief Executive Officer are further described under "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines for the Chief Executive Officer" beginning on page 42 of this Proxy Statement. Under these guidelines, stock ownership includes shares (including time vesting restricted stock units) owned directly or held in trust by an individual. The guidelines do not include shares that an individual has the right to acquire through stock options, performance vesting restricted stock or performance vesting restricted stock units. The guidelines require share ownership expressed as a number of shares of Company common stock that approximates a value of five times the annual cash retainer in effect as of November 20, 2017 (the "Effective Date"). Non-employee directors generally are expected to comply with the stock ownership guidelines within five years after appointment or election to the Board of Directors. In the case of a non-employee director elected after the Effective Date, the number of shares such individual director is expected to own shall be determined based on the value of a share of common stock of the Company on the date of his or her election and such director's annual cash retainer as of that date.

Each individual director is required to retain 50% of the net after-tax shares which he or she acquires under the Company's equity plans until the applicable threshold is achieved. If a non-employee director does not attain the shareholding requirement as of the day immediately prior to the payment of any cash retainer or other service period fees for service on the Board of Directors (except for meeting or committee fees) that otherwise would be made in cash, then 60% of the payment will be paid in restricted stock or restricted stock units, as determined by the plan administrator of the Company's applicable non-employee directors equity plan. Once achieved, ownership of the guideline amounts must be maintained for as long as the individual director is subject to these guidelines.

The Board of Directors periodically reviews the stock ownership guidelines and updates them as required. As of January 26, 2019, each non-employee director has exceeded, or is making satisfactory progress toward, the stock ownership threshold.

Compensation Committee Interlocks and Insider Participation

Dwight B. Duke, Eitan Gertel and Laurie J. Thomsen are members of the Compensation Committee. No member of the Compensation Committee is a current or former officer or employee of the Company. In addition, there are no compensation committee interlocks between the Company and other entities involving the Company's executive officers and the members of the Board of Directors who serve as executive officers of those other entities.

Certain Relationships and Related Transactions

The Board of Directors has adopted a written policy and procedures for the review of all transactions in which the Company is a participant and any director or nominee, executive officer or security holder of more than five percent of the Company's common stock (or, in the case of the foregoing persons, their immediate family members) has a direct or indirect financial interest (each, a "related person transaction").

A member of the Board of Directors or any of our executive officers proposing to enter into such transaction must report the proposed related person transaction to the Company's General Counsel. The policy calls for the proposed related person transaction to be reviewed, and if deemed appropriate, approved by the Audit Committee. Generally, the Audit Committee will approve the transaction if the Audit Committee determines the transaction is beneficial to the Company and contains the same or reasonably comparable terms as would be obtained in an arm's-length transaction with an unrelated third party.

Neither the Company nor any of its subsidiaries has engaged in any related party transaction during fiscal 2019.

DIRECTOR COMPENSATION

Compensation of Non-Employee Directors

The Company's compensation program for non-employee directors is designed to enable the Company to attract, retain and motivate highly qualified directors to serve on the Board of Directors. The program is also intended to be competitive with other companies in the Peer Group (as defined under "Executive Compensation—Compensation Discussion and Analysis—Role of Compensation Consultant and Competitive Market Positioning" beginning on page 30 of this Proxy Statement) and to further align the interests of the directors with those of the shareholders by compensating directors with a mix of cash and equity-based compensation. Directors who are employees of the Company receive no additional compensation for serving on the Board of Directors or its committees.

The Compensation Committee periodically reviews non-employee director compensation trends and data from the Peer Group and other relevant and comparable market data and trends. Additionally, the Compensation Committee periodically receives reports on the competitiveness of compensation for non-employee directors from its independent compensation consultant, Compensation Strategies. The Compensation Committee is responsible for recommending to the Board of Directors changes in director compensation. In May 2018, at the request of the Compensation Committee, Compensation Strategies prepared a report regarding non-employee director compensation. This report evaluated the competitiveness of the Company's non-employee director compensation program against the Peer Group. Based on this report, in May 2018, Compensation Strategies recommended certain changes to the Company's non-employee director compensation program. As a result, for fiscal 2019, the non-employee director compensation program was modified to increase the annual retainer fee from $55,000 to $65,000 and to increase the amount of each non-employee director's annual equity award from $110,000 to $130,000. Each of the Company's non-employee directors currently receives the compensation described below.

Directors' Fees

Non-employee directors receive the following retainer fees for fiscal 2019: (i) a retainer fee of $65,000; and (ii) a fee of $20,000 for service as non-management Lead Director, $15,000 for service as Audit Committee chair, $10,000 for service as Compensation Committee chair, $7,500 for service as Corporate Governance Committee chair and $7,500 for service as Finance Committee chair. Directors' fees are paid in four quarterly installments. In addition, non-employee directors receive $2,250 for each regular or special meeting of the Board of Directors attended in person and $1,000 for each telephonic meeting. Non-employee directors receive $1,250 for each regular or special meeting attended in person of the Audit, Compensation, Corporate Governance, Finance and Executive Committees, and $750 for each telephonic meeting. All directors are reimbursed for reasonable expenses incurred in connection with all meetings.

Non-Employee Directors Equity Plan

The 2017 Non-Employee Directors Equity Plan, approved by shareholders at the 2017 annual meeting, provides for the grant of (i) an annual equity award to each continuing non-employee director as of the date of the Company's annual meeting of shareholders and (ii) an equity award upon a new non-employee director's initial election or appointment to the Board of Directors. The 2017 Non-Employee Directors Equity Plan permits the grant of awards consisting of non-qualified stock options, shares of restricted stock, restricted stock units and deferred restricted stock units. In each case, the value, type and terms of such awards are approved by the Board of Directors based on the recommendation of the Compensation Committee.

For fiscal 2019, the Compensation Committee determined that each non-employee director's annual equity award would be $130,000, allocated 100% to restricted stock units (based on the values provided to the Compensation Committee by Compensation Strategies). The Compensation Committee determined that granting the annual equity award in the form of restricted stock units was consistent with general market practices, as well as those of the Peer Group. Accordingly, each continuing director was granted restricted stock units which vest, generally subject to continuing service, ratably over three years following the grant date. As discussed in greater detail above in the section entitled "Board of Directors and Corporate Governance Information—Board Practices, Policies and Processes—Stock Ownership Guidelines for Non-Employee Directors" on page 21 of this Proxy Statement, the Board of Directors has established stock ownership guidelines for the non-employee directors to further align their economic interests with those of the Company's shareholders. The guidelines require, among other things, each individual non-employee director to retain 50% of the net after-tax shares which he or she acquires under the Company's equity plans until the applicable threshold is achieved. If a non-employee director does not attain the shareholding requirement as of the day immediately prior to the payment of any cash retainer or other service period fees for service on the Board of Directors (except for meeting or committee fees) that otherwise would be made in cash, then 60% of the payment will be paid in restricted stock or restricted stock units, as determined by the plan administrator of the Company's applicable non-employee directors equity plan. In addition, non-employee directors may elect to receive up to 100% of such retainer(s) in restricted shares of Company common stock, subject to a six-month restriction on transfer. The number of shares of restricted stock or restricted stock units to be granted to a non-employee director is determined by (i) dividing (a) the U.S. dollar amount of the director's annual retainer(s) elected, or required, to be received in the form of restricted stock or restricted stock units by (b) the fair market value of a share of Company common stock on the date such fees are payable and (ii) rounding up to the nearest whole share of common stock. Non-employee directors are permitted to defer settlement of their restricted stock units until the earlier of their termination of service on the Board of Directors for any reason and a date specified by such director. Under the 2017 Non-Employee Directors Equity Plan, 140,000 shares of common stock are authorized for issuance and, as of January 26, 2019, the Company had 120,874 shares available for future awards under the plan.

Director Compensation Table

The following table sets forth the compensation for the non-employee members of the Board of Directors for the fiscal year ended January 26, 2019.

Name[1]	Fees Earned or Paid in Cash[2][3]	Stock Awards[3][4]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Stephen C. Coley	$115,837	$146,927	$ —	$ —	$ —	$ —	$ 262,764
Dwight B. Duke	$100,815	$146,927	$ —	$ —	$ —	$ —	$ 247,742
Eitan Gertel	$ 98,618	$146,927	$ —	$ —	$ —	$ —	$ 245,545
Anders Gustafsson	$ 89,329	$146,927	$ —	$ —	$ —	$ —	$ 236,256
Patricia L. Higgins	$111,368	$146,927	$ —	$ —	$ —	$ —	$ 258,295
Peter T. Pruitt, Jr.	$ 3,250	$ 73,849	$ —	$ —	$ —	$ —	$ 77,099
Richard K. Sykes	$ 30,894	$197,048	$ —	$ —	$ —	$ —	$ 227,942
Laurie J. Thomsen	$107,514	$146,927	$ —	$ —	$ —	$ —	$ 254,441

[1] As a Company employee, Mr. Nielsen is not separately compensated for his service on the Board of Directors. His compensation is included in the Summary Compensation Table on page 45 of this Proxy Statement.

[2] Pursuant to the Company's stock ownership guidelines, a non-employee director who does not beneficially own shares of Company common stock with a value of at least five times the annual cash retainer paid to such non-employee director must elect to receive at least 60% of his or her annual retainer(s) in shares of common stock or restricted stock units ("RSUs"), at the Company's discretion. This requirement is required to be met within five years after appointment or election to the Board of Directors. Additionally, non-employee directors may elect to receive up to 100% of such retainer(s) in shares of common stock. Each RSU entitles the recipient to one share of the Company's common stock upon settlement. The amounts in this column represent the fees that were earned or paid in cash plus the grant date fair value of restricted shares for the annual retainer(s) which the director elected to receive in restricted shares during Fiscal 2019. For Fiscal 2019, the total number of restricted shares and aggregate grant date fair value which were elected by non-employee directors to be paid in shares and therefore included in this column is as follows: Stephen C. Coley, 998 shares having an aggregate grant date fair value of $89,587, Dwight B. Duke, 805 shares having an aggregate grant date fair value of $72,065, Anders Gustafsson, 695 shares having an aggregate grant date fair value of $62,079 and Richard K. Sykes, 250 shares having an aggregate grant date fair value of $21,144.

[3] As required by SEC rules, amounts in these columns present the aggregate grant date fair value of stock awards granted during fiscal 2019 computed in accordance with FASB ASC 718. The stock awards exclude the amounts a director elected to receive in restricted stock in lieu of their annual cash retainer(s) as described in footnote (2) above. See Note 18 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 26, 2019 regarding assumptions underlying valuation of equity awards. The stock awards vest, subject to continuing service, ratably over three years following the grant date. These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards.

(4) The following table shows the grant date fair value of shares of restricted stock and RSUs granted to directors during fiscal 2019 computed in accordance with FASB ASC 718. See Note 18 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2019, regarding assumptions underlying valuation of equity awards.

Name	Grant Date	Grant Date Fair Value of Restricted Stock/Unit Awards	Grant Date Fair Value of Stock Option Awards
Stephen C. Coley	01/29/2018	$ 20,744	$—
	04/30/2018	$ 20,668	$—
	05/22/2018	$146,927	$—
	07/30/2018	$ 25,002	$—
	10/29/2018	$ 23,172	$—
Dwight B. Duke	01/29/2018	$ 16,308	$—
	04/30/2018	$ 16,306	$—
	05/22/2018	$146,927	$—
	07/30/2018	$ 20,658	$—
	10/29/2018	$ 18,793	$—
Eitan Gertel	05/22/2018	$146,927	$—
Anders Gustafsson	01/29/2018	$ 13,790	$—
	04/30/2018	$ 13,813	$—
	05/22/2018	$146,927	$—
	07/30/2018	$ 18,175	$—
	10/29/2018	$ 16,301	$—
Patricia L. Higgins	05/22/2018	$146,927	$—
Peter T. Pruitt, Jr.	11/19/2018	$ 73,849	$—
Richard K. Sykes	03/29/2018	$ 18,405	$—
	04/30/2018	$ 18,383	$—
	05/22/2018	$146,927	$—
	07/30/2018	$ 18,175	$—
	10/29/2018	$ 16,301	$—
Laurie J. Thomsen	05/22/2018	$146,927	$—

As of January 26, 2019, each non-employee director had the following aggregate number of outstanding unvested restricted stock units and outstanding unexercised stock options:

Name	Outstanding Unvested Restricted Stock Units	Outstanding Stock Options*
Stephen C. Coley	2,555	15,527
Dwight B. Duke	2,555	10,852
Eitan Gertel	2,982	—
Anders Gustafsson	2,555	2,702
Patricia L. Higgins	2,555	15,527
Peter T. Pruitt, Jr.	1,041	—
Richard K. Sykes	1,757	—
Laurie J. Thomsen	2,555	—

* Includes vested and unvested stock options.

PROPOSAL	Advisory Vote on Executive Compensation
2	✓ The Board of Directors recommends that shareholders vote **FOR** the resolution approving, on a non-binding advisory basis, the compensation of the Named Executive Officers.

Pursuant to the rules of the SEC, the Company is required to provide shareholders with a non-binding advisory vote to approve the compensation of the Named Executive Officers for fiscal 2019 as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

The Company's executive compensation program has been designed to attract, motivate and retain highly performing executives; align the interests of those executives with the long-term interests of the Company's shareholders; and reward executive actions that support the Company's business goals and strategies by incenting profitable growth and increasing shareholder value. The program is designed to support the Company's pay-for-performance principles by placing a substantial amount of total executive compensation, including compensation of the Chief Executive Officer, "at risk" based on the performance of the Company.

The Company seeks to implement and maintain sound compensation governance practices to ensure adherence to its pay-for-performance philosophy while appropriately managing risk and aligning the executive compensation program with the financial interests of shareholders. As discussed in greater detail in the "Executive Compensation—Compensation Discussion and Analysis" section ("CD&A") beginning on page 26 of this Proxy Statement, the principal practices include (i) stock ownership guidelines that require share ownership expressed as a number of shares of Company common stock that approximates a value of 10 times the annual base salary for the Chief Executive Officer and five times the annual cash retainer in effect for non-employee directors; (ii) shareholding requirements for the Named Executive Officers (other than the Chief Executive Officer) with respect to time vesting restricted stock unit awards granted under the Company's equity incentive plans; (iii) risk mitigation through caps on maximum annual cash incentive awards that may be paid to the Named Executive Officers; and (iv) providing a significant portion of the compensation of the Named Executive Officers in the form of long-term incentive opportunities, with a cap on the maximum number of performance vesting restricted stock units that may be paid out. The Compensation Committee regularly reviews the executive compensation program to ensure alignment with the Company's business strategies and compensation philosophy.

Shareholders are urged to read the CD&A beginning on page 26 of this Proxy Statement, as well as the Summary Compensation Table and related compensation tables and narrative for fiscal 2019, appearing on pages 45 through 52 of this Proxy Statement, which provide detailed information on the Company's compensation policies and practices and the compensation of the Named Executive Officers.

For the reasons highlighted above, and more fully discussed in the CD&A, the Board of Directors unanimously recommends a vote for the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative disclosure in this Proxy Statement."

Shareholders may vote "for" or "against" this proposal, or may abstain from voting. This vote is advisory, which means it is non-binding on the Company, the Board of Directors or the Compensation Committee. However, the Compensation Committee intends to review the voting results and consider shareholder views in connection with the design and implementation of the executive compensation program.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This section of the Proxy Statement describes the Company's performance during fiscal 2019 and provides an overview and analysis of the Company's executive compensation program during that period. It discusses the Company's compensation principles and objectives, compensation-setting process, major elements of compensation paid under this program and other related Company policies. It also reviews the actions taken by the Compensation Committee for fiscal 2019.

During fiscal 2019, the Company's Named Executive Officers were:

Steven E. Nielsen	H. Andrew DeFerrari	Timothy R. Estes	Richard B. Vilsoet	Scott P. Horton
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Operating Officer	Senior Vice President, Chief Legal Officer and Secretary	Vice President and Chief Human Resources Officer (Mr. Horton commenced his employment with the Company on September 4, 2018)

The Compensation Committee establishes the Company's overall executive compensation philosophy and oversees the executive compensation program in accordance with its charter. This charter is available on the Company's website at *www.dycomind.com*.

Compensation Principles and Objectives

The Company's executive compensation program is designed to reward executive officers who contribute to the Company's sustained growth and successful execution of its strategy and operating plans. Total direct compensation is targeted to be comparable to those companies with which the Company competes for executive talent. The executive compensation program is designed to maintain a strong link between compensation and performance and is intended to achieve the following objectives:

• support the Company's business goals and strategies by incenting profitable growth and increasing shareholder value;

• align the interests of the Named Executive Officers with the long-term interests of shareholders;

• attract, retain and motivate highly performing executives who drive business and financial performance;

• link significant portions of executive compensation to the achievement of performance goals established by the Compensation Committee for the annual incentive plan and for performance vesting restricted stock units granted under the equity incentive plan;

• promote Company stock ownership; and

• discourage excessive risk-taking.

As discussed below, overall levels of executive compensation are established based on an assessment of the Company's performance as a whole. Individual executive compensation is determined based on an assessment of the experience and performance of each Named Executive Officer, as well as the compensation levels of comparable positions in the Peer Group (as defined below) and general market practices. The relative compensation of individual Named Executive Officers reflects the different roles, responsibilities and performance of each of the Named Executive Officers, as compared to comparable positions in the Peer Group with which the Company competes for talent.

Executive Summary

Fiscal 2019 Financial Overview and Strategic Developments[1]

Dycom Industries, Inc. is a leading provider of specialty contracting services throughout the United States. In fiscal 2019, the Company continued to take actions to strengthen the Company's operations and create long-term value for shareholders. In 2019, contract revenues were $3.128 billion as compared to $2.978 billion during the 12 months ended January 27, 2018. Adjusted EBITDA was $330.0 million, or 10.5% of contract revenues, for fiscal 2019 as compared to $383.5 million, or 12.9% of contract revenues, for the 12 months ended January 27, 2018. Adjusted Net Income was $88.5 million for fiscal 2019 as compared to $123.5 million for the 12 months ended January 27, 2018. Adjusted Diluted Earnings per Common Share were $2.78 for fiscal 2019 as compared to $3.88 for the 12 months ended January 27, 2018. Although margins were impacted by timing challenges presented by a large customer program, the Company also experienced the effects of a strong industry environment and maintained strong customer presence throughout its markets.

The Company continued to create long-term value for shareholders by executing its strategy and operating plans. During fiscal 2019, the Company accomplished the following:

• Provided program management, planning, engineering and design, aerial and underground construction, and fulfillment services for 1-gigabit deployments across the United States to several customers in more than a dozen metropolitan areas.

• Secured and worked on a number of converged wireless/wireline multi-use network deployments.

• Continued to extend its geographic reach and expand its program management and network planning services.

Say-On-Pay Advisory Vote Results



The Company believes these continued results demonstrate the high level of approval its shareholders maintain for the executive compensation program.

The Company values the opinions of its shareholders and annually submits the compensation of its Named Executive Officers to a non-binding shareholder advisory "say-on-pay" vote. In May 2018, the Company held its say-on-pay vote to approve the compensation of the Named Executive Officers for the Transition Period (as defined below under "General Information—Questions and Answers About the 2019 Meeting and Voting—Why does some of the information contained in this Proxy Statement relate to a partial year (*i.e.*, the six-month period from July 30, 2017 to January 27, 2018)?" on page 75 of this Proxy Statement), as disclosed in the Company's 2018 Proxy Statement. 98.7% of the votes cast approved the compensation of the Named Executive Officers. This result was consistent with previous say-on-pay advisory votes. At say-on-pay votes held in November 2017 and November 2016, 98.7% and 99% of the votes cast approved the compensation of the Named Executive Officers for fiscal 2017 and fiscal 2016, respectively. The Company believes these continued results demonstrate the high level of approval its shareholders maintain for the executive compensation program, which for fiscal 2019 is substantially similar to the executive compensation program that was approved by shareholders at the Company's 2018 Annual Meeting. On an ongoing basis, the Compensation Committee reviews the executive compensation program so as to ensure its continued alignment with the Company's pay-for-performance philosophy and general market practices.

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[1] Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Earnings per Common Share are not measures recognized under generally accepted accounting principles ("GAAP"). The Company has defined Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, gain on sale of fixed assets, stock-based compensation expense, and certain non-recurring items. The Company has defined Adjusted Net Income as net income before the non-cash amortization of the debt discount and the related tax impact, certain tax impacts resulting from vesting and exercise of share-based awards, certain tax impacts of the Tax Cuts and Jobs Act of 2017, and certain non-recurring items. The Company has defined Adjusted Diluted Earnings per Common Share as Adjusted Net Income divided by Non-GAAP Adjusted Diluted Shares outstanding. See "Supplemental Information about Fiscal 2019 Financial Overview and Strategic Developments" set forth on Appendix B of this Proxy Statement for a reconciliation of these Non-GAAP financial measures to the corresponding GAAP financial measures. References herein to the 12 months ended January 27, 2018 represent the comparative prior year period from January 29, 2017 to January 27, 2018.

Pay Is "At Risk" and Aligned with Performance

The executive compensation program is designed to support the Company's pay-for performance principles. "At risk" compensation includes annual cash incentive and equity-based awards through which the performance of the Company and the executive is recognized.

Annual cash incentive awards under the annual incentive plan and performance vesting restricted stock units under the equity incentive plans are performance-based awards and represent "at-risk" compensation because they require minimum levels of performance against the Company's strategic goals and operating plans for any payout to occur. Similarly, stock option awards under the equity incentive plans are performance-based and "at-risk" because the stock price at exercise must exceed the original stock price at the date of grant in order for value to be generated.

The following charts illustrate the performance-based nature of the executive compensation program as a percentage of target total direct compensation (which is composed of base salary, target annual cash incentive awards and the grant date fair value of target equity-based incentive awards). For target amounts of annual cash incentive awards and equity-based incentive awards, see the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement:

CEO TARGET COMPENSATION



Time Vesting Restricted Stock Units **11%**

Stock Options **22%**

Target Performance Vesting Restricted Stock Units **21%**

Pay at risk (67%)

Base Salary **22%**

Target Annual Cash Incentive **24%**

ALL OTHER NEOs TARGET COMPENSATION



Time Vesting Restricted Stock Units **13%**

Stock Options **6%**

Target Performance Vesting Restricted Stock Units **27%**

Pay at risk (56%)

Base Salary **32%**

Target Annual Cash Incentive **22%**

The mix of compensation elements for Mr. Nielsen and Mr. Estes differs from those of the other Named Executive Officers. Mr. Nielsen's and Mr. Estes's target mix is designed to place more of their compensation at risk to reflect the greater level of responsibility they have for the Company's overall performance.

For fiscal 2019, the annual cash incentive award was targeted at 105% of base salary for Mr. Nielsen and 85% of base salary for Mr. Estes. Mr. Nielsen's and Mr. Estes's equity-based incentive awards consisted of time vesting restricted stock units, performance vesting restricted stock units and stock options. The equity incentives for the other Named Executive Officers consisted of time vesting restricted stock units and performance vesting restricted stock units.

For fiscal 2019, the annual cash incentive award range for Mr. DeFerrari, Mr. Vilsoet and Mr. Horton was as follows:

H. Andrew DeFerrari	Richard B. Vilsoet	Scott P. Horton
45%-100%	35%-90%	25%-75%
Target 72.5%	Target 62.5%	Target 50%

28   Dycom Industries, Inc.

In order to achieve its objectives, the Compensation Committee has designed the executive compensation program utilizing three major pay elements:

	Base salary	Cash	Provides a fixed amount of cash compensation for performing day-to-day responsibilities. The Compensation Committee reviews base salary annually and periodically approves increases based on a review of Peer Group and general market practices and a Named Executive Officer's level of responsibility, experience and individual performance.
At-risk	**Annual cash incentive compensation**	Cash	Provides the opportunity for annual cash incentive awards for achieving short-term financial performance goals that align with the Company's business strategy. The Compensation Committee sets award opportunities as a percentage of base salary.
	Long-term equity-based incentive compensation	Equity	Provides for long-term incentive awards in the form of performance vesting restricted stock units, time vesting restricted stock units and stock options. Performance vesting restricted stock units are earned based on achieving long-term internal performance goals and the satisfaction of service vesting conditions. Time vesting restricted stock units and stock options are earned based on the satisfaction of service vesting conditions. Awards are payable in Company common stock and encourage executive stock ownership.

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Fiscal 2019 Compensation Decisions

In developing the executive compensation program for fiscal 2019, the Compensation Committee, in consultation with Compensation Strategies (the independent compensation consultant to the Compensation Committee), considered various factors. These factors included the value to the Company of a consistent and disciplined approach to executive compensation and the historically strong approval expressed by shareholders of the executive compensation program. As a result and as further described in this section, during fiscal 2019, the Company maintained the structure of its executive compensation and benefit program applicable to Named Executive Officers for the Transition Period (the Company's six-month fiscal period from July 30, 2017 to January 27, 2018 created as a result of the change in the Company's fiscal year end from the last Saturday in July to the last Saturday in January) and fiscal 2017. Additionally, for fiscal 2019, the Compensation Committee took the following actions:

- Consistent with prior fiscal years, modified the performance measures under Part 1 of the annual incentive plan to appropriately reflect the Company's projected operating environment and its impact on working capital. In addition, to exclude the effects of an unanticipated pre-tax non-cash accounting charge, in February 2019, the Compensation Committee adjusted fiscal 2019 performance measures under Part 1 of the annual incentive plan. See "Annual Incentive Plan—Chief Executive Officer and Chief Operating Officer" beginning on page 33 of this Proxy Statement.

- Removed the umbrella plan structure with respect to the annual incentive plan. This structure was intended to provide the Compensation Committee with increased flexibility to make adjustments to the plan in the event of unexpected business or market conditions and retain deductibility under Section 162(m) of the Internal Revenue Code. As a result of the enactment of the Tax Cuts and Jobs Act of 2017 ("Tax Reform"), which went into effect for the Company in fiscal 2019, Section 162(m) and the umbrella plan structure were no longer relevant.

- Modified the performance measures applicable to the performance vesting restricted stock units for fiscal 2019 from the measures applicable to performance vesting restricted stock granted in the Transition Period and fiscal 2017 with respect to the Company's operating earnings, net income before asset impairments and operating cash flow. See "Performance Vesting Restricted Stock Units" beginning on page 37 of this Proxy Statement.

- To exclude the effects of the pre-tax non-cash accounting charge noted above, adjusted operating earnings and net income performance targets under outstanding performance vesting restricted stock units for performance periods that included the fourth quarter of fiscal 2019. See "Performance Vesting Restricted Stock Units" beginning on page 37 of this Proxy Statement.

- Approved an employment agreement with Mr. Horton in connection with his employment as Vice President and Chief Human Resources Officer of the Company.

- Reconfirmed the independence of its compensation consultant under the rules of the SEC and the listing standards of the New York Stock Exchange.

Determining Performance Measures

The Compensation Committee sets challenging but realizable performance measures that are earned only as a result of exceptional performance. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects financial performance measures under the annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies, and incent management to focus on actions that create sustainable shareholder value. In setting targets for the short- and long-term performance measures, the Compensation Committee considers the Company's annual and long-term business goals and strategies and certain other factors, including the Company's projected operating environment and economic and industry conditions. The Compensation Committee recognizes that performance goals will change over time to reflect market practices and evolving business priorities. Accordingly, the Compensation Committee continually reassesses the performance measures and goals used.

Role of the Compensation Committee

The Compensation Committee oversees the design of the executive compensation program and is responsible for adopting and periodically reviewing the Company's executive compensation philosophy, strategy and principles, as well as overseeing the administration of the program. In addition, the Compensation Committee annually reviews the performance of the Named Executive Officers and approves their compensation. The Board of Directors has determined that each member of the Compensation Committee is "independent" within the meaning of the New York Stock Exchange corporate governance listing standards and the Company's Corporate Governance Guidelines. Decisions with respect to determining the amount and form of compensation for the Named Executive Officers are based on the methodology described below.

To assist the Compensation Committee in making its compensation decisions, management and the Compensation Committee's independent compensation consultant prepare detailed information for the Compensation Committee, which present, among other things, historic base salaries and actual compensation payouts, both cash and equity, under the Company's incentive plans. The overall purpose of this information is to present, in a comprehensive fashion, all of the elements of actual and potential future compensation that may be payable to the Named Executive Officers. This information assists the Compensation Committee in analyzing the individual elements of compensation (including the mix of compensation elements) and the total amount of actual and potential future compensation for a particular performance year. In connection with setting compensation for the Named Executive Officers for fiscal 2019, the Compensation Committee met with management and the Compensation Committee's independent compensation consultant and reviewed the design of the executive compensation program and the suitability of individual compensation targets and awards.

The Compensation Committee also reviews information regarding the Peer Group, as well as other compensation data, which has been provided by the Compensation Committee's independent compensation consultant, as described below. The Compensation Committee considers the following factors in setting the target total direct compensation for each Named Executive Officer:

- the individual responsibilities, experience and achievements of the Named Executive Officers and their potential contributions to Company performance;
- recommendations from senior management (other than for the Chief Executive Officer); and
- the alignment of the Named Executive Officer's compensation with the executive compensation program's overall objectives.

In addition to its responsibilities with respect to executive compensation, the Compensation Committee reviews and makes recommendations to the Board of Directors as to the form and amount of compensation of the Company's non-employee directors.

The Compensation Committee retains the flexibility and discretion to set target total direct compensation levels for the Named Executive Officers at, above or below the median of comparable positions in the Peer Group to recognize factors such as market conditions, job responsibilities, performance, experience, skills, and ongoing or potential contributions to the Company.

Role of Compensation Consultant and Competitive Market Positioning

The Compensation Committee possesses the authority under its charter to hire outside advisors to provide it with information as needed in making compensation decisions. The Compensation Committee's independent compensation consultant, Compensation Strategies, advised it in connection with setting compensation for the Named Executive Officers and the Company's non-employee directors for fiscal 2019. Compensation Strategies does not provide any other services to the Company.

The executive compensation program seeks to provide a mix of target total direct compensation that is aligned with the program's pay-for-performance principles and is competitive with compensation provided by a peer group of selected publicly traded companies. In determining executive compensation, the Compensation Committee considers a number of factors, including data provided by Compensation Strategies on such peer group of companies, as well as each Named Executive Officer's performance and experience.

The Compensation Committee, together with its independent compensation consultant, periodically reviews the composition of the Peer Group and updates the Peer Group based on available market information when appropriate. The companies in the Peer Group were selected because, in the judgment of the Compensation Committee, such companies, when taken as a whole, represent companies with which the Company competes for executive talent. Market data for the Peer Group was size-adjusted using a common statistical technique, "regression analysis," to remove significant variability between raw data points, and to construct market pay levels commensurate with the Company's annual revenues.

For fiscal 2019, the peer group (the "Peer Group") consisted of the following 19 companies from the specialty construction and engineering services industry and was unchanged from the Transition Period and the 2017 fiscal year:

Peer Group

ABM Industries, Inc.	Granite Construction, Inc.	Oceaneering International, Inc.
Aegion Corporation	KBR, Inc.	Primoris Services Corp.
Archrock, Inc.	MasTec, Inc.	Quanta Services, Inc.
Babcock & Wilcox Enterprises, Inc.	Matrix Service Company	Superior Energy Services, Inc.
CH2M Hill Company, Ltd.	McDermott International, Inc.	Tetra Tech, Inc.
Comfort Systems USA, Inc.	MYR Group, Inc.	Tutor Perini Corporation
Emcor Group, Inc.		

In addition, the Compensation Committee's independent compensation consultant conducts a competitive market positioning review once every two years, unless circumstances indicate more frequent reviews are warranted. The last competitive market positioning review was prepared in July 2017. In years that the Compensation Committee does not commission a review, such as fiscal 2019, it establishes compensation targets for the Named Executive Officers by utilizing the prior year's compensation amounts, generally making adjustments to those amounts for movements in market compensation levels based on a variety of third-party industry surveys, as well as Compensation Strategies' own proprietary information.

Peer Group data constituted one of several factors that the Compensation Committee considered in making compensation decisions for fiscal 2019. Other significant factors considered by the Compensation Committee in the evaluation and decision-making process included overall business and industry conditions, the general economic environment, the Company's strategic business objectives, as well as the individual responsibilities, performance, experience and achievements of each Named Executive Officer and his or her potential contributions to Company performance.

In February 2019, Compensation Strategies provided information to the Compensation Committee regarding its independence under the rules of the SEC and the listing standards of the NYSE. The Compensation Committee concluded that no conflict of interest exists that would prevent Compensation Strategies from independently representing the Compensation Committee.

Role of Executive Officers

The Chief Executive Officer, in consultation with the Compensation Committee, establishes the strategic direction of the executive compensation program. In the first quarter of each fiscal year, the Chief Executive Officer meets with the Compensation Committee to discuss the prior year's financial results and to evaluate the performance of the other Named Executive Officers. This evaluation, together with the Compensation Committee's own judgment, taking into account the results of the most recent competitive market positioning review, is used to determine the individual compensation of those Named Executive Officers. The Compensation Committee is responsible for evaluating the Chief Executive Officer's performance and is solely responsible for setting the level and elements of his compensation. The Chief Executive Officer is not present when the Compensation Committee discusses and determines his compensation.

Compensation and Risk

The Compensation Committee evaluates the risks and effectiveness associated with the Company's compensation principles and the structure of its executive compensation program. With respect to the elements of compensation:

- Base salary provides a fixed level of compensation irrespective of Company performance and, therefore, does not encourage risk-taking.
- Annual cash incentives are designed to reward achievement of short-term performance objectives. Undue risk is mitigated through a combination of plan design and policies which place a cap on the maximum annual cash incentive available to the Chief Executive Officer, the Chief Operating Officer and other Named Executive Officers.
- Long-term equity-based compensation is administered in a number of ways to mitigate risk:
  - The executive compensation program is designed to deliver a significant portion of an executive's compensation in the form of long-term incentive opportunities which focuses the executive on maximizing long-term shareholder value and overall financial performance.
  - Performance vesting restricted stock units are only paid out if the Company achieves certain pre-established performance goals that are important drivers of long-term performance, and the maximum number of performance units that may be paid out with respect to an annual performance period or a three-year performance period is capped.
  - The Company has established stock ownership guidelines for the Chief Executive Officer and non-employee directors. Other Named Executive Officers are subject to shareholding requirements with respect to time vesting equity awards granted under the Company's equity plans as described on page 43 of this Proxy Statement.
  - Named Executive Officers must obtain approval from the Company's General Counsel before the purchase or sale of any shares of Company common stock, including those during any window of time where trading is permitted. Requiring approval ensures that executives are unable to use non-public information for personal benefit.

The Compensation Committee reviewed and discussed the findings of this risk evaluation with management and believes that the executive compensation program does not motivate employees to take risks that are reasonably likely to have a material adverse effect on the Company.

Major Pay Elements of the Executive Compensation Program and Analysis of Fiscal 2019 Compensation Decisions

The Compensation Committee considers each pay element under the executive compensation program individually and in aggregate when making decisions regarding amounts that may be awarded to Named Executive Officers.

Base Salaries

Named Executive Officers are provided with a base salary which recognizes the value of the executive's skills, experience, prior record of achievement, and importance to the Company. Base salary levels are set to attract quality executives, to provide a fixed base of cash compensation and to recognize the challenges and varied skill requirements of different positions.

Base salaries are reviewed at the beginning of each fiscal period and from time to time in connection with a change in the executive's responsibility. In making his recommendation to the Compensation Committee, the Chief Executive Officer reviews the performance of the other Named Executive Officers, market compensation levels for comparable positions, the executive's attractiveness to other companies, and the overall financial health and performance of the Company. The Compensation Committee reviews the Chief Executive Officer's recommendations and together with its own judgments, sets base salaries relative to the recommendations. The Compensation Committee utilizes a formal study of market compensation levels prepared by its independent compensation consultant in order to evaluate the executives' base salaries and the Chief Executive Officer's recommendations.

The Compensation Committee directly sets the base salary for the Chief Executive Officer. The Compensation Committee does so through an evaluation of the performance of the Chief Executive Officer. This process includes a formal survey of all of the Company's non-employee directors. The survey is conducted annually and augmented by informal communications from the Company's non-employee directors to the Compensation Committee. In addition, the Compensation Committee evaluates market compensation levels as set forth in the independent compensation consultant's most recent study and other relevant information.

In February 2018, after reviewing the base salaries of the Named Executive Officers (other than the base salary of Mr. Horton, who was not an employee of the Company at that time), the Compensation Committee concluded that given the six-month duration of the Transition Period, it would not make any adjustments to such salaries for fiscal 2019 and would defer consideration of any subsequent base salary adjustment until the beginning of fiscal 2020. As a result, there were no base salary increases for the Named Executive Officers for fiscal 2019.

The base salary earned by each Named Executive Officer is set forth in the "Salary" column of the Summary Compensation Table on page 45 of this Proxy Statement.

Annual Cash Incentives

The Compensation Committee grants to Named Executive Officers the opportunity to earn an annual cash incentive award that recognizes and rewards individual performance which meaningfully enhances the operations of the Company during a fiscal year. Awards are designed to communicate to an executive that good performance is recognized and valued. Furthermore, the Compensation Committee believes annual cash incentive awards strongly encourage an executive to continuously improve his or her efforts in delivering annual results that are aligned with the Company's long-term goals.

Annual Incentive Plan—Chief Executive Officer and Chief Operating Officer

Annual cash incentive award opportunities for the Chief Executive Officer and the Chief Operating Officer are determined under the Company's annual incentive plan, which has been previously approved by the Company's shareholders. These incentive compensation opportunities were determined based upon performance goals established by the Compensation Committee at the beginning of fiscal 2019.

In March 2018, the Compensation Committee established the fiscal 2019 performance measures under the annual incentive plan. The categories of performance measures for fiscal 2019 were unchanged from those established under the annual incentive plan for the Transition Period and fiscal 2017. However, the Compensation Committee modified the financial performance goals under Part 1 of the annual incentive plan to appropriately reflect the Company's projected operating environment and its impact on working capital. As noted below, the Compensation Committee modified the threshold percentage of contract revenues used to evaluate earnings quality for fiscal 2019 and also modified both the levels of the Company's cash flow ratio and the pre-established payout percentages. In addition, net income before asset impairment (which, along with operating cash flow, is used to determine cash flow ratio), operating earnings and operating cash flow would be determined before recording the after-tax impact of amounts attributable to changes to the Company's capital structure (debt or equity). Operating cash flow would also exclude payments made to a customer to obtain a new contract or extend or modify an existing contract. Awards paid under the plan are designed to be "at-risk" depending upon the performance of the Company and, accordingly, have exhibited significant variability from year to year. Over the period from fiscal 2014 through fiscal 2019, the annual cash incentive award to the Chief Executive Officer has ranged from approximately 47% to 195% of base salary, averaging approximately 129% of base salary, and the annual cash incentive award for the Chief Operating Officer has ranged from approximately 61% to 160% of base salary, averaging approximately 110% of base salary.

The Company recognized an unanticipated pre-tax non-cash accounting charge with respect to the recoverability of the accounts receivable and contract assets of a significant customer for the fourth quarter of fiscal 2019 that adversely impacted fiscal 2019 financial results (the "Charge"). The terms of the annual incentive plan provide that the Compensation Committee shall adjust the performance goals and the award opportunities (either up or down) during a plan year if the Compensation Committee determines that external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced the Company's ability to meet them. Acting in accordance with such terms, in February 2019, the Compensation Committee adjusted the fiscal 2019 performance measures used in Part 1 of the annual incentive plan by excluding the effects of the Charge from the calculation of operating earnings and net income.

The Compensation Committee also removed the umbrella plan structure from the plan. This structure was intended to provide the Compensation Committee with increased flexibility to make adjustments to the plan in the event of unexpected business or market conditions and retain deductibility under Section 162(m) of the Internal Revenue Code. As a result of Tax Reform, which went into effect for the Company in fiscal 2019, Section 162(m) and the umbrella plan structure were no longer relevant.

As described in more detail below, for fiscal 2019, the annual incentive cash award opportunity under the annual incentive plan consisted of two parts:

- Part 1: A determination based on the operating earnings, contract revenues and cash flows of the Company.
- Part 2: A determination based on the Compensation Committee's consideration of the payout level under Part 1 of the plan, as well as the Compensation Committee's consideration of other financial and non-financial performance factors.

Fiscal 2019 Annual Incentive Award Determination

The following table sets forth the range of potential award payouts and the total annual cash incentive awards paid to Mr. Nielsen and Mr. Estes under Parts 1 and 2 of the annual incentive plan for fiscal 2019:

| Name | Target Award as Percentage of Base Salary | Range of Potential Payout | | | Actual Award Payout | Actual Award as Percentage of Target | Actual Award as Percentage of Base Salary |
		Minimum	Target	Maximum			
Steven E. Nielsen[1]	105%	$0	$1,050,000	$2,100,000	$467,212	44%	47%
Timothy R. Estes	85%	$0	$ 595,000	$1,190,000	$428,646	72%	61%

[1] Mr. Nielsen would not earn an award under Part 1 of the annual incentive plan if the award, as calculated under the established performance goals, was less than 10% of his base salary earned for fiscal 2019.

Awards under the annual incentive plan were paid in April 2019. The amounts awarded to Mr. Nielsen and Mr. Estes are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 45 of this Proxy Statement.

Part 1 of Annual Incentive Plan

The actual amount awarded to Mr. Nielsen and Mr. Estes under Part 1 of the plan was determined by evaluating the earnings quality for fiscal 2019 in relation to operating margin performance against a pre-established threshold percentage (3.0%) of contract revenues to reflect the projected operating environment for fiscal 2019. This threshold percentage of contract revenues used to evaluate earnings quality for fiscal 2019 was increased to 3.0% from the 2.0% threshold percentage which the Compensation Committee had established for the Transition Period, but was lower than the 4.0% threshold percentage which the Compensation Committee had established for fiscal 2017 to reflect the risks associated with fiscal 2019 expectations.

The performance goals established by the Compensation Committee for fiscal 2019 applied a pre-established payout percentage described below to the Company's operating earnings (before asset impairments, annual incentive plan compensation, amounts associated with the extinguishment of debt or modification or termination of debt-related agreements, the after-tax impact of amounts attributable to changes to the Company's capital structure (debt or equity), the impact of certain accounting charges and amounts for amortization of debt discount) above a pre-established threshold percentage of contract revenues. The pre-established payout percentage varies as a function of the Company's cash flow ratio, which is measured as the ratio of operating cash flow to net income before asset impairments, annual incentive plan compensation for the individual, amounts associated with changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements and amounts associated with the issuance of new debt or equity instruments, payments made to a customer to obtain a new contract or extend or modify an existing contract, and amounts for amortization of debt discount. For purposes of determining net income before asset impairments and annual incentive plan compensation for the individual only, (i) the provision for income taxes excludes any impact of the application of FASB Accounting Standards Update No. 2016-09; and (ii) the impact on the Company's income taxes resulting from the re-measurement of certain assets and liabilities under Tax Reform is also excluded. As described above, to exclude the effects of the Charge, in February 2019, the Compensation Committee also adjusted the performance measures for fiscal 2019.

Each fiscal year, the Compensation Committee reviews each of the elements included in the annual incentive plan and sets performance goals that reflect the Compensation Committee's assessment of the Company's earnings potential, projected operating environment and the general economic climate. Accordingly, performance goals may vary from year to year in order to ensure that an appropriate base level of performance is achieved before any award is paid out, subject to the discretion of the Compensation Committee as described above. This review also ensures that the annual incentive plan performs as designed and incents superior performance aligned with achieving the Company's strategic goals and operating plans.

As part of its review for fiscal 2019, the Compensation Committee modified both the levels of the Company's cash flow ratio and the pre-established payout percentages to appropriately reflect the Company's projected operating environment and its impact on working capital. The Compensation Committee determined that these modifications were necessary to ensure that the payout level under Part 1 continued to incent plan participants for superior performance.

For fiscal 2019, the range of pre-established payout percentages was as follows:

	Pre-established Payout Percentage of Eligible Operating Earnings Above Threshold Contract Revenues	
Cash Flow Ratio[1]	Steven E. Nielsen	Timothy R. Estes
less than or equal to 0.25	0.19%	0.13%
0.50	0.36%	0.22%
0.75	0.53%	0.31%
greater than or equal to 1.25	0.95%	0.56%

[1] Results between 0.25 and 0.50, 0.50 and 0.75, and 0.75 and 1.25 are interpolated between the nearest two payout percentages based on the actual cash flow ratio achieved.

The use of a threshold amount of contract revenues ensures that the Company's performance exceeds a pre-established base level before any award was earned. Thus, under Part 1 of the plan, no incentive award is earned unless a base level of annual performance has been achieved. The reliance on cash flow and earnings measures in determining the payout amount reflects the importance to the Company of both operating margins and cash flow discipline.

The fiscal 2019 performance goals provided that acceptable margins without solid cash flows resulted in a reduced award payment, while solid cash flows absent acceptable margins would result in no award payment at all. Once the threshold percentage is achieved, only incremental cash flows and operating earnings generate an increased award payout. The use of both operating earnings and cash flow as performance measures ensures that only high-quality earnings result in the payout of awards, as both income statement and balance sheet performance is required.

Following the completion of audited financial results for fiscal 2019, the Compensation Committee certified the level achieved of the performance goals. The following table sets forth the results achieved against the performance goals and the amounts paid out to Mr. Nielsen and Mr. Estes under Part 1:

	Eligible Operating Earnings Above Threshold Contract Revenues Attained	Cash Flow Ratio	Payout Ratio Percentage	Payout under Part 1		
Name				Maximum Payout as a Percentage of Base Salary[1]	Actual Payout as a Percentage of Base Salary[1]	Award Payout
Steven E. Nielsen[1]	$29,082,442	1.76	0.95%	158%	27.6%	$276,283
Timothy R. Estes	$29,043,876	1.76	0.56%	132%	23.2%	$162,646

[1] Mr. Nielsen would not earn an award under Part 1 if the award, as calculated under the established performance goals, was less than 10% of his fiscal 2019 base salary.

Part 2 of Annual Incentive Plan

The Compensation Committee initially considers the payout level under Part 1 of the plan when determining whether Mr. Nielsen and Mr. Estes should be awarded the maximum payout or a lesser amount under Part 2 of the plan. The Compensation Committee, in its discretion, then considers other financial, non-financial performance and individual performance factors to determine whether the payout level under Part 2 should deviate from the payout level under Part 1 of the plan.

For fiscal 2019, the maximum payout as a percentage of base salary available under Part 2 of the plan was 52% for Mr. Nielsen and 38% for Mr. Estes.

In determining the amount to be paid to Mr. Nielsen and Mr. Estes under Part 2 for fiscal 2019, the Compensation Committee considered, among other things, the payout level under Part 1 of the plan and determined that in a challenging year for the Company, non-financial and individual performance factors warranted a deviation from the payout level determined by Part 1 of the plan. The Committee concluded that Mr. Estes's importance to the Company and his strong performance in a challenging environment warranted a maximum payout under Part 2 of the plan. In recognition of Mr. Nielsen's solid performance in a challenging environment and his importance to the Company, the Committee approved a payout under Part 2 for Mr. Nielsen that was higher than the payout level under Part 1 but less than the maximum payout under Part 2.

The following table sets forth the amounts paid out to Mr. Nielsen and Mr. Estes under Part 2:

| | | Payout under Part 2 | |
Name	Percentage of Maximum Amount Attained	Payout as a Percentage of Base Salary	Award Payout
Steven E. Nielsen	36.7%	19.1%	$190,929
Timothy R. Estes	100%	38.0%	$266,000

Annual Cash Incentive Awards—Named Executive Officers other than Chief Executive Officer and Chief Operating Officer

Each fiscal year, the Chief Executive Officer prepares a recommendation to the Compensation Committee recommending annual cash incentive awards for each of the other Named Executive Officers, other than the Chief Operating Officer. References under this subheading to other Named Executive Officers exclude the Chief Executive Officer and the Chief Operating Officer.

The Chief Executive Officer's recommendations result from a two-step analysis. First, the overall financial performance of the Company is evaluated in order to determine the appropriate level of total annual cash incentive awards for all eligible employees, including the other Named Executive Officers. Second, the Chief Executive Officer evaluates the individual performance of the other Named Executive Officers against ranges of annual award opportunities that were established at the beginning of the fiscal year and correspond to minimum and maximum percentages of base salary earned for the fiscal period. The purpose of this process is to ensure that individual awards reflect an appropriate balance between the overall financial performance of the Company and the individual executive's performance.

The Chief Executive Officer presents his evaluation of the individual performance of the other Named Executive Officers and his recommendations regarding the annual cash incentive compensation for each of those officers to the Compensation Committee during the first quarter of the following fiscal year. Within the overall context of the financial performance of the Company, this evaluation depends on an overall analysis, including subjective elements, of the effectiveness of the individual executive and his or her ability to meet Company expectations.

After reviewing the recommendations of the Chief Executive Officer, the Company's financial performance for fiscal 2019 and the individual performances of each of Mr. DeFerrari, Mr. Vilsoet and Mr. Horton, the Compensation Committee approved the cash incentive awards set forth below for fiscal 2019.

- Mr. DeFerrari received $222,750, or 45.0% of his fiscal 2019 base salary, compared to $195,587, or 79.0% of his base salary for the Transition Period. Mr. DeFerrari's annual cash incentive award reflected his continued strong leadership of the Company's financial function.
- Mr. Vilsoet received $163,625, or 35.0% of his fiscal 2019 base salary, compared to $159,242, or 68.1% of his base salary for the Transition Period. Mr. Vilsoet's annual cash incentive award reflected his continued strong management of the Company's strategic legal issues.
- Mr. Horton received $69,490, or 19.0% of his fiscal 2019 base salary, prorated for his employment with the Company during fiscal 2019, in recognition of his strong contributions in strengthening the Company's Human Resources function. Mr. Horton did not receive a cash incentive award for the Transition Period as he was not an employee of the Company during the Transition Period.

Annual cash incentive awards were paid in April 2019. The annual incentive awards paid to each of the other Named Executive Officers is set forth in the "Bonus" column of the Summary Compensation Table on page 45 of this Proxy Statement.

Long-Term Equity-Based Compensation

During fiscal 2019, Named Executive Officers were eligible to receive grants of long-term equity-based compensation awards under the Company's 2012 Long-Term Incentive Plan. Equity-based awards made to the Named Executive Officers have historically consisted of equity-based instruments awarded from time to time, including time vesting restricted stock units, performance-based restricted stock units and stock options. Each year, the Compensation Committee determines which mix of equity-based instruments will best achieve the objectives of the executive compensation program.

In making this determination, the Compensation Committee takes into consideration key business priorities, Peer Group trends, potential shareholder dilution, general business and industry conditions, the general economic environment, the Company's strategic business objectives and each Named Executive Officer's potential contributions to Company performance. Using these factors, the Compensation Committee sets meaningful objectives for the Company's annual performance goals. In addition, the Compensation Committee considers the long-term incentive value of the equity-based awards to the Named Executive Officers as balanced against the corresponding compensation expense to the Company. As a result, this allocation of equity-based instruments may vary from year to year because of changes to one or more of the foregoing factors.

The Compensation Committee granted long-term equity awards to the Named Executive Officers in March 2018 with respect to fiscal 2019 and intends to consider making grants of long-term equity awards each March. The Compensation Committee generally targets the aggregate value of such long-term equity awards to the median of comparable positions in the Peer Group. For Named Executive Officers other than the Chief Executive Officer, individual long-term equity awards are recommended by the Chief Executive Officer for consideration and approval by the Compensation Committee. In limited instances, long-term equity awards may also be granted to recognize outstanding performance during the year or at the initiation of employment for newly hired key executives. During fiscal 2019, no equity awards were made to the Named Executive Officers outside of the Company's regular equity grant cycle in March 2018, except with respect to Mr. Horton, who received an award in September 2018 in connection with the commencement of his employment.

For fiscal 2019, the Compensation Committee determined that a 40%, 40% and 20% allocation among performance vesting restricted stock units, stock options and time vesting restricted stock units (based on the grant date values provided to the Compensation Committee by Compensation Strategies) would be appropriate for long-term equity awards to be granted to the Chief Executive Officer and the Chief Operating Officer. This allocation was consistent with the allocation of equity awards granted for the Transition Period and fiscal 2017. The Compensation Committee believes this allocation (i) reflects current long-term equity-based market compensation trends; and (ii) increases the focus on the Company's long-term financial performance without sacrificing the retention element of long-term equity-based compensation.

For fiscal 2019, the Compensation Committee granted awards to Mr. DeFerrari and Mr. Vilsoet consisting of performance vesting restricted stock units and time vesting restricted stock units. Based on the grant date values provided to the Compensation Committee by Compensation Strategies, these awards resulted in an equity incentive allocation of 25% time vesting restricted stock units and 75% performance vesting restricted stock units. This allocation was consistent with the allocation of equity awards granted to Mr. DeFerrari and Mr. Vilsoet for the Transition Period and fiscal 2017. The Compensation Committee determined this allocation was appropriate for retaining these executive officers and rewarding their contributions to Company performance. In connection with the commencement of Mr. Horton's employment, in September 2018, the Compensation Committee granted him an award consisting solely of time vesting restricted stock units.

In determining the number of performance vesting restricted stock units, time vesting restricted stock units and stock options to be awarded to the Named Executive Officers, the Compensation Committee uses the average closing price of the Company's common stock on the New York Stock Exchange for the 45-day trading period ending on the second trading day prior to the applicable date of grant; provided that the 45-day average may not be more than 5% above or below the actual stock price at the end of such 45-day period. This methodology reduces the risk that short-term movements in the Company's stock price could positively or negatively impact the determination of the number of units or options to be awarded. Due to the application of this methodology, the amounts appearing in the Summary Compensation Table and the Grant of Plan-Based Awards Table included in this Proxy Statement, which are based, in part, on the grant date fair value of the Company's stock (which is calculated in accordance with applicable accounting principles that differ from this market-based methodology) may, from time to time, fail to reflect the market positioning which was intended.

Performance Vesting Restricted Stock Units

Performance vesting restricted stock units focus on long-term operational performance, which creates shareholder value, while stock options and time vesting restricted stock units emphasize the Company's commitment to shareholder return. Furthermore, these long-term equity awards contain vesting provisions that are important to the retention of key employees. Except with respect to certain terminations following a change of control of the Company, continued employment at the time of vesting generally is required with respect to long-term equity awards. The value of issued but unvested long-term equity awards meaningfully encourages key employees to remain with the Company, as terminating employment results in the forfeiture of any unvested value of long-term equity awards previously accumulated. See "Potential Payments Upon Termination of Employment or Change of Control" beginning on page 51 of this Proxy Statement.

On March 26, 2018, the Compensation Committee granted performance vesting restricted stock units to the Named Executive Officers, other than Mr. Horton. These performance vesting restricted stock units vest in three annual installments on each of March 30, 2019, March 30, 2020 and March 30, 2021, subject to the Company achieving annual pre-tax income and operating cash flow goals (the "Annual Goals") pre-established by the Compensation Committee for the applicable four-quarter period (a "Performance Year") ending on the last day of fiscal 2019, 2020 and 2021, respectively, consistent with the performance measurement period for outstanding performance vesting restricted stock units granted previously. As discussed below, in addition to the performance units earned when Annual Goals are met, each year the Named Executive Officers have the opportunity to earn supplemental restricted stock units if the Company achieves cumulative qualifying earnings and operating cash flow ratio goals based on the previous three applicable four-quarter periods (the "Three-Year Goals"). Upon the satisfaction of the relevant vesting requirements discussed below, each performance vesting restricted stock unit is settled for one share of Company common stock.

The awards of performance vesting restricted stock units granted to the Named Executive Officers for fiscal 2019 totaled $2,652,096 in aggregate share value, based on the closing price of a share of Company common stock on the date of grant, March 26, 2018. The Named Executive Officers received the following percentages of their respective base salaries in the form of performance vesting restricted stock units: Mr. Nielsen, 95%; Mr. Estes, 81%; Mr. DeFerrari, 140%; and Mr. Vilsoet, 94%.

In setting the Annual Goals and Three-Year Goals for fiscal 2019 awards, the Compensation Committee did not modify the cash flow ratios or award payout percentages from those of the Transition Period and fiscal 2017 awards. However, the Compensation Committee modified the pre-established performance measures applicable to the performance vesting restricted stock units granted in fiscal 2019 from those applicable to the performance vesting restricted stock units granted in the Transition Period and fiscal 2017 with respect to the Company's operating earnings, net income before asset impairments and operating cash flow (except that solely with respect to the Transition Period, which was included as part of two Performance Years for purposes of the Three-Year Goals, the calculation of net income before asset impairment would also exclude the impact on the Company's income taxes resulting from Tax Reform). The terms of the 2012 Long-Term Incentive Plan permit the Compensation Committee to adjust the performance targets applicable to outstanding performance vesting restricted stock units (either up or down) if the Compensation Committee determines that an extraordinary corporate event or unanticipated business conditions have materially affected the integrity of the performance targets. Acting in accordance with such terms, in February 2019, the Compensation Committee adjusted performance targets under the fiscal 2019 awards and other outstanding performance vesting restricted stock units by excluding the effects of the Charge from the calculation of operating earnings and net income for performance periods that included the fourth fiscal quarter of 2019. In addition, the Compensation Committee determined that any future reversals of the Charge would also be excluded from future fiscal periods.

For the annual performance unit awards granted in fiscal 2019 to vest, the Company's operating earnings (before asset impairments, performance unit compensation, amounts recorded for changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements, and amounts associated with the issuance of new debt or equity instruments, amounts for amortization of debt discount, and the effects of the Charge) ("operating earnings") for the relevant Performance Year must exceed certain pre-established targets, which are set forth as a percentage of contract revenue. If operating earnings exceed the pre-established threshold target, the potential annual payout is determined based upon the ratio of operating cash flow to qualifying net income that is achieved for the relevant Performance Year. The components of the Annual Goals and the potential vesting percentage and annual payout of performance vesting restricted stock units are set forth in the following table:

Performance Year Qualifying Operating Earnings	Potential Vesting Percentage[1]	Performance Year Ratio of Operating Cash Flow to Qualifying Net Income[2]	Award Payout Percentage
2.5% or less of Contract revenue	None	Less than 0.25	75%
5.0% or more of Contract revenue	100%	1.0 or greater	100%

[1] For qualifying operating earnings between 2.5% and 5.0% of contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.25 and 1.0, the percentage of the potential award vesting is interpolated between 75% and 100%.

Due to the vesting requirements and the general uncertainty regarding the economy, including the industry in which the Company operates, the likelihood that the pre-established targets described above will be achieved may vary greatly from year to year. The use of a threshold amount ensures that performance exceeded a pre-established base level before any award is earned. The reliance on earnings and cash flow measures in determining the level of vesting reflects the importance to the Company of both operating margins and cash flows. Similar to the annual incentive plan, no award is earned absent acceptable margins and the level of award is reduced if the pre-established cash flow ratio is not met. The use of both operating earnings and cash flow as performance measures ensures that both income statement and balance sheet performance are required to earn the maximum award. The Compensation Committee believes that performance targets are set at a level consistent with superior performance.

If the Three-Year Goals are achieved, the Named Executive Officers will each vest in additional restricted stock units of up to 100% of the number of performance units vesting in that year upon the satisfaction of the relevant Annual Goals. Vesting of these supplemental units occurs only if cumulative operating earnings for the previous three applicable four-quarter periods exceed certain pre-established targets, which are set forth as a percentage of contract revenue for the previous three applicable four-quarter periods. No supplemental units will vest if the cash flow ratio does not equal or exceed 0.50, in each case over the same cumulative three-applicable four-quarter periods.

The components of the Three-Year Goals for fiscal 2019 and the potential payout of performance units are set forth in the following table:

Cumulative Qualifying Earnings for the Applicable Three-Year Period	Potential Vesting Percentage[1]	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income for the Applicable Three-Year Period[2]	Supplemental Payout Percentage
5.00% or less of Contract revenue	None	Less than 0.50	0%
10.00% of Contract revenue or greater	100%	1.0 or greater	100%

[1] For qualifying earnings between 5.00% and 10.00% contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.50 and 1.0, the percentage of the potential award vesting is interpolated between 0% and 100%.

Supplemental units are only earned when the Annual Goals are met. Consequently, strong prior performance does not ensure vesting if unaccompanied by current performance. The three-year performance required to earn supplemental units is more difficult to achieve than that required to earn an annual target award and is based on the Company's three-year cumulative operating earnings (adjusted as described above) as a percentage of contract revenue and three-year cumulative operating cash flow performance attained. The performance measures selected, operating margin and cash flow, require both income statement and balance sheet performance on a three-year cumulative basis. These performance measures provide that good margins without acceptable cash flows result in reduced vesting of the annual awards or the elimination of vesting of any supplemental awards, while acceptable cash flows absent acceptable margins result in no vesting.

Information regarding the fair market value and target number of performance vesting restricted stock units granted to the Named Executive Officers for fiscal 2019 is set forth in the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement.

Determination of Annual Awards

The Named Executive Officers (other than Mr. Horton, who was not an employee of the Company during the Transition Period) were each granted awards of performance vesting restricted stock units for fiscal 2019, the Transition Period, fiscal 2017 and fiscal 2016. The Annual Goals and the Three-Year Goals described above with respect to the fiscal 2019 awards also apply to the Transition Period, fiscal 2017 and fiscal 2016 awards.

During the Transition Period, the relevant four-quarter performance periods for the fiscal 2016 and 2017 performance vesting restricted stock units had not been completed as of the date of the filing of the Proxy Statement for the Transition Period. As a result, the extent to which prior awards would vest based on such yet-to-be completed relevant four-quarter performance periods were not yet known. Following the completion of the second quarter of fiscal 2019, the Compensation Committee determined the amount of the performance vesting restricted stock units for the Transition Period and for fiscal 2017 and 2016 that vested.

Based on the Company's performance for the four-quarter period ending July 28, 2018 and, with respect to the fiscal 2019 award, the four-quarter period ending January 26, 2019, the Named Executive Officers will vest in the following percentages of their respective target annual awards with respect to their fiscal 2019, Transition Period, fiscal 2017 and fiscal 2016 grants of performance vesting restricted stock:

Name	Year of Award	Percentage of Contract Revenue Attained	Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Annual Performance Units Attained	Number of Annual Performance Units Vested
Steven E. Nielsen	Fiscal 2019	4.39%	1.57x	75.76%	2,258
	Transition Period	5.02%	1.41x	100%	1,947
	Fiscal 2017	5.02%	1.41x	100%	3,261
	Fiscal 2016	5.02%	1.98x	100%	3,422
Timothy R. Estes	Fiscal 2019	4.39%	1.57x	75.76%	1,350
	Transition Period	5.02%	1.41x	100%	1,164
	Fiscal 2017	5.02%	1.41x	100%	1,999
	Fiscal 2016	5.02%	1.98x	100%	2,098
H. Andrew DeFerrari	Fiscal 2019	4.39%	1.57x	75.76%	1,651
	Transition Period	5.02%	1.41x	100%	1,432
	Fiscal 2017	5.02%	1.41x	100%	2,667
	Fiscal 2016	5.02%	1.98x	100%	2,432
Richard B. Vilsoet	Fiscal 2019	4.39%	1.57x	75.76%	1,049
	Transition Period	5.02%	1.41x	100%	909
	Fiscal 2017	5.02%	1.41x	100%	1,560
	Fiscal 2016	5.02%	1.98x	100%	1,431

Determination of Three-Year Awards

Based on the Company's performance for the applicable performance period ending on July 28, 2018 and, with respect to the fiscal 2019 award, the fiscal 2019 period, the Named Executive Officers will vest in the following percentages of their respective target annual awards with respect to their fiscal 2019, Transition Period, fiscal 2017, and 2016 grants of performance vesting restricted stock units:

Name	Year of Award	Percentage of Cumulative Qualifying Earnings Attained	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Supplemental Units Attained	Number of Supplemental Units Vested
Steven E. Nielsen	Fiscal 2019	6.97%	1.93x	29.79%	887
	Transition Period	7.82%	1.53x	56.36%	1,097
	Fiscal 2017	7.82%	1.53x	56.40%	1,839
	Fiscal 2016	7.82%	1.68x	56.40%	1,930
Timothy R. Estes	Fiscal 2019	6.97%	1.93x	29.79%	531
	Transition Period	7.82%	1.53x	56.36%	656
	Fiscal 2017	7.82%	1.53x	56.40%	1,127
	Fiscal 2016	7.82%	1.68x	56.40%	1,183
H. Andrew DeFerrari	Fiscal 2019	6.97%	1.93x	29.79%	649
	Transition Period	7.82%	1.53x	56.36%	807
	Fiscal 2017	7.82%	1.53x	56.40%	1,504
	Fiscal 2016	7.82%	1.68x	56.40%	1,372
Richard B. Vilsoet	Fiscal 2019	6.97%	1.93x	29.79%	412
	Transition Period	7.82%	1.53x	56.36%	512
	Fiscal 2017	7.82%	1.53x	56.40%	880
	Fiscal 2016	7.82%	1.68x	56.40%	807

Stock Options

Stock options align the Named Executive Officers' incentives with those of the Company's shareholders because stock options have value only if the Company's stock price increases from the date of grant. Stock options also inherently reward performance, as it is the Company's performance over an extended period that causes the value of its common stock, and the value of the stock options, to increase.

In March 2018, the Compensation Committee granted stock options having an aggregate grant date value of approximately $1,387,767 based on the Black-Scholes model valuation to the Chief Executive Officer and the Chief Operating Officer at an exercise price equal to the closing price of the underlying Company common stock on the date of grant. The value of the individual stock option grants received by Mr. Nielsen and Mr. Estes was approximately 99% and 57% of their base salaries for fiscal 2019, respectively. No stock options were granted to Mr. DeFerrari, Mr. Vilsoet or Mr. Horton for fiscal 2019.

Information regarding stock options awarded during fiscal 2019 is shown in the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement.

Time Vesting Restricted Stock Units

A time vesting restricted stock unit is designed to enhance retention of the Named Executive Officers by rewarding continued employment, as terminating employment generally results in the forfeiture of the unvested awards. This retention effect is further enhanced if the price of the Company's common stock increases.

Because the value of time vesting restricted stock units increases as the market value of the Company's common stock increases, time vesting restricted stock units also incent award recipients to drive performance that leads to improvement in the market value of the Company's common stock. The shares of common stock received by the Named Executive Officers (other than the Chief Executive Officer) upon vesting of the time vesting restricted stock units are subject to shareholding requirements. See "Shareholding Requirements" on page 43 of this Proxy Statement.

In March 2018, the Compensation Committee granted time vesting restricted stock units having an aggregate grant date value of approximately $1,119,667 to the Named Executive Officers, other than Mr. Horton. The value of these individual grants was approximately 47% of Mr. Nielsen's base salary, 40% of Mr. Estes's base salary, 46% of Mr. DeFerrari's base salary, and 31% of Mr. Vilsoet's base salary for fiscal 2019. In September 2018, in connection with the commencement of Mr. Horton's employment, the Compensation Committee granted Mr. Horton time vesting restricted stock units having an aggregate grant date value of approximately 41% of his base salary. For all Named Executive Officers other than Mr. Horton, the time vesting restricted stock units will vest in four annual installments beginning on or about the anniversary of the grant. Mr. Horton's time vesting restricted stock units will vest in three annual installments beginning on or about the anniversary of the grant.

Information regarding the fair value and the number of time vesting restricted stock units that the Named Executive Officers were granted during fiscal 2019 is shown in the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement.

Other Benefits

The Company provides a range of retirement and health and welfare benefits that are designed to assist in attracting and retaining employees and to reflect general industry competitive practices. The Named Executive Officers are eligible for the following benefits:

401(k) Plan

The Company maintains a tax qualified defined contribution retirement plan (the "401(k) Plan") that covers substantially all salaried and hourly employees. Each of the Named Executive Officers participates in the 401(k) Plan. Participants may contribute up to 75% of their compensation on a before-tax basis into their 401(k) Plan accounts, subject to statutory limits. In addition, the Company matches an amount equal to 30% for each dollar contributed by participants on the first 5% of their eligible earnings.

Because the 401(k) Plan is a tax qualified retirement plan, the Internal Revenue Code limits the "additions" that can be made to a participant's 401(k) Plan account each calendar year. "Additions" include Company matching contributions, before-tax contributions made by a participant and participant after-tax contributions. In addition, the Internal Revenue Code limits the amount of annual compensation that may be taken into account in computing benefits under the 401(k) Plan.

The Company does not maintain any defined benefit pension plan, non-tax qualified supplemental retirement plan or non-tax qualified deferred compensation plan.

Health and Welfare Plans

Benefits for active employees such as medical, dental, vision, life insurance and disability coverage are available to substantially all salaried and hourly employees through the Company's flexible benefits plan. Employees contribute to the cost of the benefits plan by paying a portion of the premium costs.

Named Executive Officers participate in the medical, dental and vision plans on terms identical with those afforded all other employees. In addition, the Company provides certain key employees, including the Named Executive Officers, with additional life insurance and disability coverage at no cost to the individual. The amount paid on behalf of the Named Executive Officers is set forth in the "All Other Compensation" column of the Summary Compensation Table on page 45 of this Proxy Statement.

Perquisites and Executive Benefits

The Company provides executive officers, including the Named Executive Officers, with limited perquisites and executive benefits, namely, premiums paid by the Company for group term life insurance and long-term disability insurance. As described above, the Company also provides matching contributions to the 401(k) Plan on the same basis as those matching contributions made for all other employees of the Company. The Compensation Committee periodically reviews the perquisites provided to the Company's executive officers under the executive compensation program.

Severance and Change of Control Benefits

Messrs. Nielsen, Estes, DeFerrari, Vilsoet and Horton are provided with severance benefits under individual arrangements negotiated with the Company. The Company provides for the payment of severance benefits to these executives upon certain types of employment terminations both prior to and following a change of control. If an executive's employment terminates on or following a change of control under certain circumstances, the Company provides for the vesting of certain equity-based awards. Providing severance and change of control benefits assists the Company in attracting and retaining executive talent and reduces the personal uncertainty that executives are likely to feel when considering a corporate transaction. These arrangements also provide valuable retention incentives that focus executives on completing such transactions, thus enhancing long-term shareholder value. The terms and payment amounts reflect the Compensation Committee's determination of competitive practices at those companies that the Company competes with for executive talent at the time the arrangements were entered into and were based, in part, on market information provided by its independent compensation consultant.

The terms of the individual arrangements are described below under "Employment and Separation Agreements" beginning on page 53 of this Proxy Statement, and a calculation of the estimated severance benefits that would be payable to each executive under their respective arrangements upon the occurrence of certain events, is set forth under the Potential Payments Upon Termination of Employment or Change of Control table beginning on page 51 of this Proxy Statement.

Stock Ownership Guidelines for the Chief Executive Officer

The Board of Directors has established stock ownership guidelines for the Chief Executive Officer and the non-employee directors to further align their economic interests with those of the Company's shareholders. The stock ownership guidelines for the non-employee directors are further described under "Board of Directors and Corporate Governance Information— Board Practices, Policies and Processes—Stock Ownership Guidelines for Non-Employee Directors" on page 21 of this Proxy Statement. Under these guidelines, stock ownership includes shares (including time vesting restricted stock units) owned directly or held in trust by an individual. The guidelines do not include shares that an individual has the right to acquire through stock options, performance vesting restricted stock or performance vesting restricted stock units. The guidelines require share ownership expressed as a number of shares of Company common stock that approximates a value of 10 times the Chief Executive Officer's annual base salary as of the Effective Date. The Chief Executive Officer generally is expected to comply with the stock ownership guidelines within five years of becoming subject to the guidelines.

After the Effective Date, the number of shares expected to be owned by an individual initially appointed to the position of Chief Executive Officer shall be determined based on the value of a share of common stock of the Company on the date of his or her appointment and his or her annual base salary as of that date.

The Chief Executive Officer is required to retain 50% of the net after-tax time vesting restricted stock or time vesting restricted stock units he or she acquires under the Company's equity plans until the applicable threshold is achieved. Once achieved, ownership of the guideline amounts must be maintained for as long as the Chief Executive Officer is subject to these guidelines.

The Board of Directors periodically reviews the stock ownership guidelines and updates them as required. As of January 26, 2019, Mr. Nielsen held a total of approximately 689,740 shares of the Company's common stock under the guidelines and exceeded the stock ownership threshold requirement of 101,812 shares.

Shareholding Requirements

Named Executive Officers (other than the Chief Executive Officer) and other key employees who receive awards of time vesting restricted stock and time vesting restricted stock units are generally subject to shareholding requirements. As each grant vests, the recipient is required to retain on account with the Company's stock transfer agent one-half (50%) of the shares that have vested, net of shares withheld to pay taxes. The shareholding requirement continues until the shares on account are equal in value to the recipient's base salary then in effect. From that point forward, the recipient is free to sell shares that vest subsequently, but must continue to hold on account those shares required to satisfy the applicable threshold until termination of employment with the Company. All restrictions on those shares held by the transfer agent lapse 90 days after the recipient is no longer employed by the Company.

Reflecting these requirements, as of January 26, 2019, Company employees (other than the Chief Executive Officer) collectively held, on account with the Company's stock transfer agent, a total of approximately 124,985 shares. As of January 26, 2019, all of the Named Executive Officers had either exceeded their respective goals or are making satisfactory progress towards achieving their goals. The table below presents the number of shares held individually by the Named Executive Officers (other than the Chief Executive Officer) pursuant to this shareholding requirement, as well as the total number of shares held individually by the Named Executive Officers (other than the Chief Executive Officer), in each case, as of January 26, 2019:

Name	Number of Shares Held Pursuant to Shareholding Requirement as of January 26, 2019	Total Number of Shares Held as of January 26, 2019
Timothy R. Estes	7,992	238,280
H. Andrew DeFerrari	13,510	132,139
Richard B. Vilsoet	5,435	65,786
Scott P. Horton	0	0

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code (and the regulations promulgated thereunder) precludes a public corporation from taking an income tax deduction in any one year for compensation in excess of $1 million payable in any year to the corporation's chief executive officer and other "covered employees," as defined in Section 162(m). Prior to January 1, 2018, an exception to this deduction limit was available for "performance-based" compensation that was approved by shareholders and otherwise satisfied certain requirements under Section 162(m). As a result of the enactment of Tax Reform, the performance-based compensation exception is no longer available to the Company for taxable years beginning after January 28, 2018 unless such compensation qualifies for certain transition relief for binding written contracts that were in effect on November 2, 2017. Tax Reform also expanded the definition of "covered employees" to include the chief financial officer and certain former named executive officers who were disclosed in the Company's proxy statement after January 1, 2017.

While the executive compensation program has sought to maximize the tax deductibility of compensation payable to the Named Executive Officers to the extent permitted by law, the Compensation Committee retained the flexibility and discretion to make compensation decisions that are based on factors other than Section 162(m) when necessary or appropriate (as determined by the Compensation Committee in its sole discretion) to enable the Company to continue to attract, retain, reward and motivate its highly qualified executives. The Compensation Committee does not intend to change the pay-for-performance approach of the Company's executive compensation program due to Tax Reform.

Accounting Rules

The Compensation Committee takes into consideration the accounting treatment of equity-based incentive awards under Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation-Stock Compensation when determining the form and timing of equity grants to employees, including the Named Executive Officers. The accounting treatment of such grants, however, is not determinative of the type, timing or amount of any particular grant of equity-based incentive award made to the Company's employees.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for fiscal 2019.

The foregoing report has been furnished on behalf of the Board of Directors by the undersigned members of the Compensation Committee.

Compensation Committee

Dwight B. Duke, Chair
Eitan Gertel
Laurie J. Thomsen

Summary Compensation Table

The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer and the next three highest paid individuals serving as executive officers on January 26, 2019.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2][4][5]	Option Awards[2]	Non-Equity Incentive Plan Compensation[1]	All Other Compensation[3]	Total[6]
Steven E. Nielsen President and Chief Executive Officer	2019	$1,000,000	$ —	$1,416,787	$ 986,135	$ 467,212	$ 3,815	$3,873,949
	Transition Period	$ 500,000	$ —	$ 699,367	$ 504,679	$ 578,313	$ 2,257	$2,284,616
	2017	$ 946,400	$ —	$1,231,850	$ 913,173	$1,286,404	$ 5,442	$4,383,269
	2016	$ 910,000	$ —	$1,139,740	$1,003,198	$1,774,500	$ 6,942	$4,834,380
H. Andrew DeFerrari Senior Vice President, Chief Financial Officer and Treasurer	2019	$ 495,000	$222,750	$ 922,048	$ —	$ —	$ 3,331	$1,643,129
	Transition Period	$ 247,500	$195,587	$ 485,866	$ —	$ —	$ 2,046	$ 930,999
	2017	$ 470,000	$360,000	$ 834,736	$ —	$ —	$ 5,382	$1,670,118
	2016	$ 450,000	$400,000	$ 760,260	$ —	$ —	$ 6,289	$1,616,549
Timothy R. Estes Executive Vice President and Chief Operating Officer	2019	$ 700,000	$ —	$ 847,290	$ 401,632	$ 428,646	$ 7,141	$2,384,709
	Transition Period	$ 350,000	$ —	$ 418,227	$ 301,793	$ 326,036	$ 5,324	$1,401,380
	2017	$ 650,000	$ —	$ 755,169	$ 559,795	$ 733,373	$ 8,364	$2,706,701
	2016	$ 625,000	$ —	$ 698,876	$ 615,159	$1,000,000	$10,092	$2,949,127
Richard B. Vilsoet Senior Vice President, Chief Legal Officer and Secretary	2019	$ 467,500	$163,625	$ 585,638	$ —	$ —	$ 4,192	$1,220,955
	Transition Period	$ 233,750	$159,242	$ 308,669	$ —	$ —	$ 3,049	$ 704,710
	2017	$ 445,000	$350,000	$ 488,413	$ —	$ —	$ 7,028	$1,290,441
	2016	$ 425,000	$350,000	$ 447,226	$ —	$ —	$ 6,185	$1,228,411
Scott P. Horton [7] Vice President and Chief Human Resources Officer	2019	$ 365,000	$ 69,490	$ 150,042	$ —	$ —	$ 1,332	$ 585,864

(1) Bonuses and incentive compensation awards under the Annual Incentive Plan for fiscal 2019 were paid in April 2019.

(2) Amounts in these columns present the aggregate grant date fair value of stock and option awards granted during the relevant fiscal years computed in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation-Stock Compensation ("FASB ASC 718"). These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards (such as by exercising stock options). For performance-based awards included in the "Stock Awards" column, the grant date fair value assumes that the Company achieves target performance measures for the applicable performance periods rather than the maximum potential value. Please refer to "—Compensation Discussion and Analysis—Long-Term Equity-Based Compensation" beginning on page 36 of this Proxy Statement for a description of the performance vesting restricted stock units, stock options and time vesting restricted stock units (see footnote 4 below for the maximum potential value of the performance vesting restricted stock units). For information on the valuation assumptions used in these computations, see Note 18 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal 2019. The terms applicable to the stock awards and the option awards granted for fiscal 2019 are set forth below in the Grant of Plan-Based Awards Table.

(3) All Other Compensation for fiscal 2019 consists of (i) Company contributions to the Dycom Industries, Inc. Retirement Savings Plan (Mr. Nielsen — $2,423; Mr. DeFerrari — $1,999; Mr. Estes — $2,827; Mr. Vilsoet — $1,888); and (ii) premiums paid by the Company for group term life and long-term disability insurance (Mr. Nielsen — $1,392; Mr. DeFerrari — $1,332; Mr. Estes — $4,314; Mr. Vilsoet — $2,304; Mr. Horton — $1,332).

(4) The maximum potential grant date fair value for the fiscal 2019 performance vesting restricted stock units in the "Stock Awards" column was as follows: Mr. Nielsen — $1,898,677; Mr. DeFerrari — $1,388,328; Mr. Estes — $1,135,383; and Mr. Vilsoet — $881,802. The number of performance vesting restricted stock units that will vest could be zero, depending on performance over the relevant period. The value realized of any units that vest will depend on the stock price at the time of vesting.

(5) The grant date fair value for the fiscal 2019 time vesting restricted stock units included in the "Stock Awards" column was as follows: Mr. Nielsen — $467,448; Mr. DeFerrari — $227,884; Mr. Estes — $279,598; Mr. Vilsoet — $144,737; and Mr. Horton — $150,042. The value realized will depend on the stock price at the time of vesting.

(6) Represents total of all columns in table.

(7) Mr. Horton commenced his employment with the Company on September 4, 2018.

Grant of Plan-Based Awards Table

The following table sets forth certain information with respect to grants of restricted stock units and stock options under the 2012 Long-Term Incentive Plan and the potential range of awards that were approved under the Annual Incentive Plan for each of the Named Executive Officers for fiscal 2019.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[5]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Steven E. Nielsen	03/26/2018	$ —	$1,050,000	$2,100,000	—	—	—	—	—	$ —	$ —
	03/26/2018	$ —	$ —	$ —	3	8,940	17,880	—	—	$ —	$949,339
	03/26/2018	$ —	$ —	$ —	—	—	—	4,402	—	$ —	$467,448
	03/26/2018	$ —	$ —	$ —	—	—	—	—	18,020	$106.19	$986,135
H. Andrew DeFerrari	03/26/2018	$ —	$ —	$ —	—	—	—	2,146	—	$ —	$227,884
	03/26/2018	$ —	$ —	$ —	2	6,537	13,074	—	—	$ —	$694,164
Timothy R. Estes	03/26/2018	$ —	$ 595,000	$1,190,000	—	—	—	—	—	$ —	$ —
	03/26/2018	$ —	$ —	$ —	2	5,346	10,692	—	—	$ —	$567,692
	03/26/2018	$ —	$ —	$ —	—	—	—	2,633	—	$ —	$279,598
	03/26/2018	$ —	$ —	$ —	—	—	—	—	10,776	$106.19	$401,632
Richard B. Vilsoet	03/26/2018	$ —	$ —	$ —	—	—	—	1,363	—	$ —	$144,737
	03/26/2018	$ —	$ —	$ —	1	4,152	8,304	—	—	$ —	$440,901
Scott P. Horton	09/04/2018	$ —	$ —	$ —	—	—	—	1,830	—	$ —	$150,042

[1] Mr. Nielsen's and Mr. Estes's fiscal 2019 Annual Incentive Plan ("AIP") compensation was derived from performance measures that were established by the compensation committee. Please refer to "—Compensation Discussion and Analysis—Annual Incentive Plan—Chief Executive Officer and Chief Operating Officer" beginning on page 33 of this Proxy Statement for a description of the Company's annual incentive plan and the relevant performance measures established by the compensation committee. Mr. Nielsen's and Mr. Estes's actual fiscal 2019 incentive plan payout of $467,212 and $428,646, respectively, were paid in April 2019, as set forth under the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table on page 45 of this Proxy Statement.

[2] Represents performance vesting restricted stock units ("PRSUs") awarded in fiscal 2019 under the Company's 2012 Long-Term Incentive Plan. The PRSUs vest in three substantially equal annual installments commencing on or about the anniversary of the date of grant, subject to meeting certain one-year performance measures. The Named Executive Officers also have an opportunity to vest in supplemental units if the Company satisfies certain three-year performance measures. The relevant one- and three-year performance periods will end on the last day of each of fiscal 2019, 2020 and 2021.

[3] Represents time vesting restricted stock units ("TRSUs") granted under the Company's 2012 Long-Term Incentive Plan. The TRSUs generally vest in four equal annual installments commencing on the anniversary date of the grant. Mr. Horton's initial grant of TRSUs will vest ratably in three equal installments commencing on September 4, 2019.

[4] Represents stock options granted under the Company's 2012 Long-Term Incentive Plan. The stock options vest in four equal annual installments commencing on the anniversary of the date of the grant.

[5] The amounts in this column do not represent amounts that Named Executive Officers received or are entitled to receive. As required by SEC rules, this column represents the grant date fair value of PRSUs at target amounts, TRSUs, and stock options granted to the Named Executive Officers during fiscal 2019. The grant date fair value is the amount that the Company will recognize in its financial statements over the award's vesting schedule, subject to any forfeitures. For PRSUs, the Company will recognize expense only to the extent performance measures are achieved. The grant date fair value was determined under FASB ASC 718. See Note 18 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2019 regarding assumptions underlying valuation of equity awards.

Narrative Accompanying Grant of Plan-Based Awards Table

The equity incentive awards granted to Messrs. Nielsen, Estes, DeFerrari and Vilsoet on March 26, 2018 were subject to the Company achieving the Annual Goals established by the Compensation Committee. The Annual Goals were pre-established performance measures based upon (a) pre-tax operating earnings (before asset impairments, performance unit compensation, amounts recorded for changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements, and amounts associated with the issuance of new debt or equity instruments, and amounts for amortization of debt discount) (the "Operating Earnings Excluded Items"), in excess of 2.5% of contract revenues and (b) the ratio of operating cash flow to net income (before asset impairments, performance unit compensation, amounts recorded for changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements, and amounts associated with the issuance of new debt or equity instruments, and amounts for amortization of debt discount, amounts included in the provision for income taxes due to the application of FASB Accounting Standards Update No. 2016-09, the impact on the Company's income taxes resulting from Tax Reform (solely with respect to the Transition Period, which was included as part of two Performance Years for purposes of the Three-Year Goals), and amounts resulting from a re-measurement of the Company's net deferred tax assets or liabilities due to changes in tax rates in the future) (the "Net Income Excluded Items"). Each of the Named Executive Officers' target awards vest in three substantially equal installments subject to the Company achieving the Annual Goals for the relevant 12-month performance period.

In the event the Company achieves the Annual Goals with respect to a performance period and the Company also achieves additional goals established by the Compensation Committee which are based on the trailing three-year performance period, Messrs. Nielsen, Estes, DeFerrari and Vilsoet will each vest in up to an additional 100% of the number of shares of the target award that vested in such annual performance period. These additional goals are pre-established performance measures for the indicated period based upon (a) pre-tax operating earnings (before the Operating Earnings Excluded Items), in excess of 5% of contract revenues and (b) the ratio of operating cash flow to net income (before the Net Income Excluded Items).

As described above under "—Compensation Discussion and Analysis—Major Pay Elements of the Executive Compensation Program and Analysis of Fiscal 2019 Compensation Decisions—Long-Term Equity Based Compensation—Performance Vesting Restricted Stock Units" beginning on page 37 of this Proxy Statement, in February 2019, the Compensation Committee adjusted performance targets under the fiscal 2019 awards and other outstanding performance vesting restricted stock units to exclude the effects of the Charge and also determined that any future reversals of the Charge would also be excluded from future fiscal periods.

2019 Proxy Statement   47

Outstanding Equity Awards Table

The following table sets forth certain information with respect to all outstanding equity awards held by each of the Named Executive Officers as of January 26, 2019.

Name	Date of Grant	Option Awards[1]				Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market Value or Payout of Unearned Shares, Units, or Other Rights that Have Not Vested
Steven E. Nielsen	12/17/2010	75,000	—	$ 13.88	12/17/2020				
	12/15/2011	57,110	—	$ 19.56	12/15/2021				
	12/14/2012	55,681	—	$ 18.67	12/14/2022				
	12/13/2013	42,056	—	$ 27.14	12/13/2023				
	12/12/2014	53,117	—	$ 31.46	12/12/2024				
	12/14/2015	16,673	5,558	$ 78.20	12/14/2025				
	12/14/2015					1,157[3]	$ 68,471		
	10/24/2016							3,262[4]	$193,045
	12/14/2016	11,442	11,443	$ 78.46	12/14/2026				
	12/14/2016					2,511[5]	$148,601		
	09/11/2017							3,894[7]	$230,447
	10/02/2017	2,962	8,886	$ 85.15	10/02/2027				
	10/02/2017					2,170[8]	$128,421		
	03/26/2018	—	18,020	$106.19	03/26/2028				
	03/26/2018					4,402[10]	$260,510		
	03/26/2018							8,940[11]	$529,069
H. Andrew DeFerrari	12/14/2015					607[3]	$ 35,922		
	12/14/2016					1,320[5]	$ 78,118		
	12/14/2016							2,667[6]	$157,833
	10/02/2017					1,058[8]	$ 62,612		
	10/02/2017							2,864[9]	$169,492
	03/26/2018					2,146[10]	$127,000		
	03/26/2018							6,537[11]	$386,860
Timothy R. Estes	12/13/2013	21,003	—	$ 27.14	12/13/2023				
	12/12/2014	34,391	—	$ 31.46	12/12/2024				
	12/14/2015	10,224	3,408	$ 78.20	12/14/2025				
	12/14/2015					710[3]	$ 42,018		
	10/24/2016							2,000[4]	$118,360
	12/14/2016	7,014	7,015	$ 78.46	12/14/2026				
	12/14/2016					1,540[5]	$ 91,137		
	09/11/2017							2,329[7]	$137,830
	10/02/2017	1,771	5,314	$ 85.15	10/02/2027				
	10/02/2017					1,298[8]	$ 76,816		
	03/26/2018	—	10,776	$106.19	03/26/2028				
	03/26/2018					2,633[10]	$155,821		
	03/26/2018							5,346[11]	$316,376

Name	Date of Grant	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards[2] Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market Value or Payout of Unearned Shares, Units, or Other Rights that Have Not Vested
Richard B. Vilsoet	12/14/2015					357[3]	$ 21,127		
	12/14/2016					772[5]	$ 45,687		
	12/14/2016							1,561[6]	$ 92,380
	10/02/2017					672[8]	$ 39,769		
	10/02/2017							1,820[9]	$107,708
	03/26/2018					1,363[10]	$ 80,662		
	03/26/2018							4,152[11]	$245,715
Scott P. Horton	09/04/2018					1,830[12]	$108,299		

[1] Options vest ratably in four annual installments commencing on the first anniversary of the date of grant. All exercisable options are fully vested.

[2] The dollar value in the "Stock Awards" columns was determined using a share price of $59.18, the closing price of a share of the Company's common stock on the New York Stock Exchange at January 25, 2019.

[3] On December 14, 2015, Messrs. Nielsen, DeFerrari, Estes, and Vilsoet were granted 4,627, 2,426, 2,837, and 1,427 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on December 14, 2016.

[4] On October 24, 2016, Mr. Nielsen and Mr. Estes were granted 9,784 and 5,998 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on October 24, 2017, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of target awards subject to the performance period ending on the last day of the second quarter of fiscal 2020.

[5] On December 14, 2016, Messrs. Nielsen, DeFerrari, Estes, and Vilsoet were granted 5,021, 2,639, 3,078, and 1,544 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on December 14, 2017.

[6] On December 14, 2016, Mr. DeFerrari and Mr. Vilsoet were granted 8,000 and 4,681 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on December 14, 2017, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of target awards subject to the performance period ending on the last day of the second quarter of fiscal 2020.

[7] On September 11, 2017, Mr. Nielsen and Mr. Estes were granted 5,841 and 3,493 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on September 11, 2018, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of target awards subject to the performance periods ending on the last day of the second quarter of fiscal 2020 and 2021.

[8] On October 2, 2017, Messrs. Nielsen, DeFerrari, Estes, and Vilsoet were granted 2,893, 1,410, 1,730, and 896 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on October 2, 2018.

[9] On October 2, 2017, Mr. DeFerrari and Mr. Vilsoet were granted 4,296 and 2,729 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on October 2, 2018, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of the second quarter of fiscal 2020 and 2021.

[10] On March 26, 2018, Messrs. Nielsen, DeFerrari, Estes, and Vilsoet were granted 4,402, 2,146, 2,633, and 1,363 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on March 30, 2019.

(11) On March 26, 2018, Messrs. Nielsen, DeFerrari, Estes, and Vilsoet were granted 8,940, 6,537, 5,346 and 4,152 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on March 30, 2019, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2019, 2020 and 2021.

(12) On September 4, 2018, Mr. Horton was granted 1,830 time vesting restricted stock units, which vest ratably in three annual installments commencing on September 4, 2019.

Option Exercises and Stock Vested Table

The following table sets forth certain information with respect to stock options and restricted stock units awarded to the Named Executive Officers that were exercised or vested, respectively, during fiscal 2019.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting
Steven E. Nielsen	3,178	$71,378		
			3,044	$252,622[2]
			723	$ 59,011[3]
			10,452	$748,990[4]
			5,006	$281,888[5]
H. Andrew DeFerrari			2,591	$211,477[3]
			10,598	$596,773[5]
Timothy R. Estes			1,820	$151,042[2]
			432	$ 35,260[3]
			6,407	$459,126[4]
			3,063	$172,478[5]
Richard B. Vilsoet			1,645	$134,265[3]
			6,223	$350,417[5]
Scott P. Horton			—	$ —

(1) The amount shown in this column reflects the value realized upon the exercise of vested stock options. The value realized is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of the vested stock option.

(2) Represents restricted stock units that vested on September 11, 2018. The value realized was determined by multiplying the number of shares acquired on vesting by $82.99, the closing price of the Company's common stock on the vesting date.

(3) Represents restricted stock units that vested on October 2, 2018. The value realized was determined by multiplying the number of shares acquired on vesting by $81.62, the closing price of the Company's common stock on the vesting date.

(4) Represents restricted stock units that vested on October 24, 2018. The value realized was determined by multiplying the number of shares acquired on vesting by $71.66, the closing price of the Company's common stock on the vesting date.

(5) Represents restricted stock units that vested on December 14, 2018. The value realized was determined by multiplying the number of shares acquired on vesting by $56.31, the closing price of the Company's common stock on the vesting date.

Potential Payments Upon Termination of Employment or Change of Control

The Company has entered into certain arrangements that will require it to provide compensation to Mr. Nielsen, Mr. DeFerrari, Mr. Estes, Mr. Vilsoet and Mr. Horton in the event of certain terminations of employment or a change of control of the Company. The amount of compensation that is potentially payable in each situation is shown in the table below. The amounts assume that a termination of employment and/or change of control event occurred on January 26, 2019 and, where applicable, uses the closing price of a share of the Company's common stock as of January 25, 2019 ($59.18).

The amounts for Mr. Nielsen, Mr. DeFerrari, Mr. Estes, Mr. Vilsoet and Mr. Horton are estimates based only on hypothetical assumptions and do not necessarily reflect the actual amounts that would be paid to each such Named Executive Officer, which would be known only at the time they become eligible for payment. The amounts are in addition to (i) vested or accumulated benefits generally under the Company's 401(k) plan; (ii) benefits paid by insurance providers under life and disability insurance policies; and (iii) accrued vacation payments.

The following table describes the potential payments upon termination of employment or a change of control of the Company as of January 26, 2019.

Name	Termination of Employment for Cause, Resignation without Good Reason, Disability or Retirement	Termination of Employment without Cause	Resignation for Good Reason	Failure to Renew Employment Agreement at Substantially No Less Terms than Existing Agreements	Change of Control	
					Termination without Cause	Resignation for Good Reason
Steven E. Nielsen						
Severance	$—	$7,217,530[(1)]	$7,217,530[(1)]	$2,405,843[(2)]	$8,623,373[(3)]	$8,623,373[(3)]
Stock Options	$—	$ —	$ —	$ —	$ —[(4)]	$ —[(4)]
Stock Awards	$—	$ —	$ —	$ —	$1,558,564[(5)]	$1,558,564[(5)]
Benefits Continuation	$—	$ 35,483[(6)]	$ 35,483[(6)]	$ —	$ 35,483[(6)]	$ 35,483[(6)]
H. Andrew DeFerrari						
Severance	$—	$1,318,087[(7)]	$ —	$ —	$1,701,812[(8)]	$1,701,812[(8)]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$1,017,837[(5)]	$1,017,837[(5)]
Benefits Continuation	$—	$ 19,457[(6)]	$ 19,457[(6)]	$ —	$ 19,457[(6)]	$ 19,457[(6)]
Timothy R. Estes						
Severance	$—	$2,990,297[(9)]	$2,990,297[(9)]	$1,495,148[(2)]	$3,785,445[(10)]	$3,785,445[(10)]
Stock Options	$—	$ —	$ —	$ —	$ —[(4)]	$ —[(4)]
Stock Awards	$—	$ —	$ —	$ —	$ 938,358[(5)]	$ 938,358[(5)]
Benefits Continuation	$—	$ 62,996[(6)]	$ 62,996[(6)]	$ —	$ 62,996[(6)]	$ 62,996[(6)]
Richard B. Vilsoet[(11)]						
Severance	$—	$1,210,492[(7)]	$ —	$ —	$1,549,987[(8)]	$1,549,987[(8)]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$ 633,048[(5)]	$ 633,048[(5)]
Benefits Continuation	$—	$ 23,502[(6)]	$ 23,502[(6)]	$ —	$ 23,502[(6)]	$ 23,502[(6)]
Scott P. Horton						
Severance	$—	$ 821,250[(7)]	$ —	$ —	$ 848,856[(8)]	$ 848,856[(8)]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$ 108,299[(5)]	$ 108,299[(5)]
Benefits Continuation	$—	$ 19,613[(6)]	$ 19,613[(6)]	$ —	$ 19,613[(6)]	$ 19,613[(6)]

(1) Determination of severance is based on three times the sum of (i) the annual salary in effect as of January 26, 2019; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) the annual base salary in effect as of January 26, 2019.

(2)   Determination of severance is based on one times the sum of (i) the annual base salary in effect as of January 26, 2019; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) the annual base salary in effect as of January 26, 2019.

(3)   Determination of severance is based on (a) three times the sum of (i) the annual base salary in effect as of January 26, 2019; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) the annual base salary in effect as of January 26, 2019; plus (b) a pro-rata incentive pay amount equal to the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) annual incentive pay that the executive would have earned for fiscal 2019 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2019 as a percentage of 365 days.

(4)   Represents all unvested stock options that would vest upon a change of control of the Company. Based on the closing price of a share of the Company's common stock on January 25, 2019, such stock options would have no intrinsic value.

(5)   Represents the outstanding time and performance based restricted stock units on January 26, 2019 using the closing price of the Company's common stock on January 25, 2019. Performance-based restricted stock units are based on the units that will vest at their target performance levels.

(6)   Represents the approximated cost of continuation of group medical benefits and term life insurance for which premiums will be waived during the applicable severance periods. The group medical benefits premium costs are based on the current COBRA rate and the term life insurance premium costs are based on the actual cost of premiums for fiscal 2019.

(7)   Determination of severance is based on one and a half times the sum of (i) the annual base salary in effect as of January 26, 2019; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) 50% of the annual base salary in effect as of January 26, 2019.

(8)   Determination of severance is based on (a) one and a half times the sum of (i) the annual base salary in effect as of January 26, 2019; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) 50% of the annual base salary in effect as of January 26, 2019; plus (b) a pro-rata incentive pay amount equal to (i) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) annual incentive pay that the executive would have earned for fiscal 2019 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2019 as a percentage of 365 days.

(9)   Determination of severance is based on two times the sum of (i) the annual base salary in effect as of January 26, 2019; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) the annual base salary in effect as of January 26, 2019.

(10) Determination of severance is based on (a) two times the sum of (i) the annual base salary in effect as of January 26, 2019; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) the annual base salary in effect as of January 26, 2019; plus (b) a pro-rata incentive pay amount equal to the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2019 or (y) the annual incentive pay that the executive would have earned for fiscal 2019 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2019 as a percentage of 365 days.

(11) In the event that Mr. Vilsoet were to retire on or following the date of the Annual Meeting, his outstanding equity awards will be treated as set forth under "Employment and Separation Agreements—Richard B. Vilsoet—Employment Agreement and Letter Agreement" beginning on page 59 of this Proxy Statement.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to disclose the ratio of the annual total compensation of its Chief Executive Officer to the annual total compensation of the median employee of the Company (the "Pay Ratio Disclosure").

For fiscal 2019:

• The median of the annual total compensation for all of the Company's employees, other than the Chief Executive Officer (the "median employee") was $49,524.

• The Chief Executive Officer's annual total compensation was $3,871,462.

Based on this information, our Chief Executive Officer's annual total compensation is 78 times that of the annual total compensation of the median employee.

To identify our median employee, as well as to determine the annual total compensation of our median employee, the methodology and the material assumptions, adjustments, and estimates used were as follows:

• As of December 22, 2018, the Company's employee population consisted of approximately 14,245 individuals working at our parent company and consolidated subsidiaries. We included all Company employees, whether employed on a full-time, part-time or temporary basis.

• We selected December 22, 2018, which is a date within the last three months of the end of fiscal 2019, as the determination date for identifying the median employee, based on base salary and overtime paid during the 12-month period ending on that date (the "Determination Period"). This determination date enabled us to efficiently identify the median employee because it was also the date of the final pay period for calendar 2018.

• We annualized the compensation of any employee who was not employed during the entire Determination Period and prorated wages for any temporary employee who did not work throughout the entire Determination Period. We did not make any cost of living adjustments.

• We utilized base salary and overtime for our consistently applied compensation measure because we believe it reasonably reflects the annual compensation of our employees as we do not grant equity awards or bonuses to a large percentage of the employee population.

With respect to our median employee, the Company then identified and calculated the elements of such employee's compensation for fiscal 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our Chief Executive Officer, we used the amount reported in the "Total" column of the 2019 Summary Compensation Table included on page 45 of this Proxy Statement.

The Pay Ratio Disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the Pay Ratio Disclosure reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Employment and Separation Agreements

Steven E. Nielsen—Employment Agreement

Effective as of May 1, 2016, the Company entered into a new employment agreement with Steven E. Nielsen (the "Nielsen Employment Agreement"). Under the terms of the Nielsen Employment Agreement, Mr. Nielsen will continue to serve as President and Chief Executive Officer of the Company.

The Nielsen Employment Agreement provides for a term of employment that continues until May 31, 2020. If, during the term of the Nielsen Employment Agreement, there is a "Change in Control" of the Company at any time following May 1, 2018, Mr. Nielsen's employment under the Nielsen Employment Agreement will be extended through the second anniversary of the Change in Control.

Termination for Cause or Resignation Without Good Reason In the event that Mr. Nielsen resigns his employment with the Company without "Good Reason" or the Company terminates his employment for "Cause" (as such terms are defined below), Mr. Nielsen will not be entitled to any severance payments, but will receive his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

Termination Without Cause or Resignation for Good Reason Prior to a Change of Control Subject to Mr. Nielsen's execution and delivery of a general waiver and release of claims, if the Company terminates his employment without Cause or if Mr. Nielsen resigns his employment with the Company for Good Reason prior to a Change in Control, Mr. Nielsen will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.
- a cash severance payment equal to three times the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) 100% of his then annual base salary. The cash severance payment will be payable in substantially equal monthly installments over the 18-month period following such termination or resignation, provided that any remaining payment will be paid in a lump sum within five days following a Change in Control.
- continued participation in the Company's health and welfare plans for a period of three years following Mr. Nielsen's resignation of employment for Good Reason or his termination of employment by the Company without Cause or a cash payment equal to the value of the benefit.

Change of Control Subject to Mr. Nielsen's execution and delivery of a general waiver and release of claims, in the event the Company terminates Mr. Nielsen's employment without Cause or Mr. Nielsen resigns employment with the Company for Good Reason following a Change in Control, Mr. Nielsen will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.
- a cash severance payment equal to three times the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) 100% of his then annual base salary. The cash severance amount will be payable in a single lump sum within five days following such termination or resignation.
- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination of resignation and will be payable in a single lump sum within five days following such termination or resignation.
- continued participation in the Company's health and welfare plans for a period of three years following his termination of resignation or a cash payment equal to the value of the benefit.
- all outstanding equity awards held by Mr. Nielsen at the time of his resignation of employment with the Company for Good Reason or termination of employment by the Company without Cause following a Change in Control will fully and immediately vest and all outstanding performance shares, performance share units or equivalent awards will vest at their target performance levels.

Non-Renewal of Nielsen Employment Agreement Subject to Mr. Nielsen's execution and delivery of a general waiver and release of claims, in the event the Company fails to renew the Nielsen Employment Agreement following the expiration of the employment term on substantially no less favorable terms and Mr. Nielsen's employment is terminated, he will be entitled to receive a cash severance payment equal to: (x) one times his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the immediately preceding three fiscal years or (ii) 100% of his then base salary. The severance payment will be payable in substantially equal monthly installments over the 12-month period following such non-renewal of the Nielsen Employment Agreement, provided that any remaining payments will be paid in a lump sum within five days following a Change in Control.

Restrictive Covenants Mr. Nielsen is subject to a five-year confidentiality covenant and one-year non-competition and non-solicitation covenants. Mr. Nielsen is also subject to an assignment of inventions and developments agreement.

54   Dycom Industries, Inc.

Enforcement of Agreement The Nielsen Employment Agreement provides for arbitration in the event of any dispute or controversy arising out of the Nielsen Employment Agreement or Mr. Nielsen's employment with the Company. The Company has also agreed to reimburse Mr. Nielsen, on an after-tax basis, for all reasonable legal fees incurred by him in enforcing the Nielsen Employment Agreement.

Limitations on Severance Payment If any severance payment would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Nielsen will receive either (i) the full amount of the severance payment or (ii) the greatest amount of the severance payment such that no portion is subject to the excise tax (taking into account Mr. Nielsen's payment of any excise tax), whichever results in a greater after-tax benefit to him.

Defined Terms The following terms provided in the Nielsen Employment Agreement are used in this description.

"Cause" means a termination of Mr. Nielsen's employment for his: (i) indictment for any crime, whether a felony or misdemeanor, that materially impairs his ability to function as President and Chief Executive Officer of the Company and such crime involves the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude, or Company property; (ii) repeated willful neglect of his duties; or (iii) willful material misconduct in connection with the performance of his duties or other willful material breach of his employment agreement. No event in clause (ii) or (iii) will constitute Cause unless the Company gives Mr. Nielsen written notice of termination of his employment for Cause and such grounds are not corrected by Mr. Nielsen within 30 days of receipt of notice. If Mr. Nielsen fails to correct the event or condition to the satisfaction of the Board of Directors, Mr. Nielsen will have the opportunity to address the Company's Board of Directors prior to a termination of employment for Cause.

"Good Reason" means a resignation by Mr. Nielsen for any of the following reasons: (i) a failure by the Company to pay compensation or benefits due and payable; (ii) a material change in the duties or responsibilities performed by Mr. Nielsen as Chief Executive Officer of a public company; (iii) a relocation of the Company's principal office by more than 25 miles from Palm Beach Gardens, Florida without Mr. Nielsen's consent; or (iv) failure by the Company to obtain agreement by a successor to assume the Nielsen Employment Agreement. Mr. Nielsen must provide the Company with written notice of his intention to terminate his employment for Good Reason and the Company will have the opportunity to cure the event or condition under clauses (i) and (ii) within 30 days of receipt of such notice.

"Change in Control" shall be deemed to have occurred if any one or more the following events occur: (i) an acquisition by any "person" or "group" of beneficial ownership of 20% or more of the total outstanding voting stock of the Company; (ii) a change in the composition of the Board of Directors of the Company such that the individuals who constitute the Board of Directors as of the Effective Date of the Nielsen Agreement (the "incumbent directors") cease to constitute a majority of the Board without the consent of a majority of the incumbent directors; (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the Company's assets to any person or entity, or any person or entity consolidates with, or merges with or into, the Company; or (iv) the approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Timothy R. Estes—Employment Agreement

Effective as of October 25, 2017, the Company entered into a new employment agreement with Timothy R. Estes (the "Estes Employment Agreement"). Pursuant to the Estes Employment Agreement, Mr. Estes will continue to serve as Executive Vice President and Chief Operating Officer of the Company.

The Estes Employment Agreement provides for a term of employment that began on October 25, 2017 and continues until the Company's 2021 Annual Meeting of Shareholders.

Termination for Cause or Resignation Without Good Reason In the event that Mr. Estes resigns his employment with the Company without "Good Reason" or the Company terminates his employment for "Cause" (as such terms are defined below), Mr. Estes will not be entitled to any severance payments, but will receive his base salary though the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

Termination Without Cause or Resignation for Good Reason Prior to a Change in Control Subject to Mr. Estes's execution and delivery of a general waiver and release of claims, if the Company terminates his employment without Cause or if Mr. Estes resigns his employment with the Company for Good Reason prior to a Change in Control, Mr. Estes will be entitled to:

• his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a cash severance payment equal to two times the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) 100% of his then annual base salary. The cash severance payment will be payable in substantially equal monthly installments over the 18-month period following such termination or resignation, provided that any remaining payments will be paid in a lump sum within five days following a Change in Control.

- continued participation in the Company's health and welfare plans for a period of two years following Mr. Estes's resignation of employment for Good Reason or his termination of employment by the Company without Cause or a cash payment equal to the value of the benefit.

Change in Control Subject to Mr. Estes's execution and delivery of a general waiver and release of claims, in the event the Company terminates Mr. Estes's employment without Cause or Mr. Estes resigns employment with the Company for Good Reason following a Change in Control, Mr. Estes will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a cash severance payment equal to two times the sum of (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) 100% of his then annual base salary. The cash severance amount will be payable in a single lump sum within five days following such termination or resignation.

- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation.

- continued participation in the Company's health and welfare plans for a period of two years following his termination or resignation or a cash payment equal to the value of the benefit.

- all outstanding equity awards held by Mr. Estes at the time of his resignation of employment with the Company for Good Reason or his termination of employment by the Company without Cause following a Change of Control will fully and immediately vest and all outstanding performance shares, performance share units or equivalent awards will vest at their target performance levels.

Termination Due to Death of Disability Subject to Mr. Estes's execution and delivery of a general waiver and release of claims (in the case of a termination of employment due to disability), in the event Mr. Estes's death or disability occurs after he reaches the mandatory retirement age pursuant to the Company's By-laws but prior to the Company's 2021 Annual Meeting of Shareholders, Mr. Estes will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a pro-rata annual bonus for the year in which such termination of employment occurs.

- full acceleration of all outstanding stock options held by Mr. Estes, which will remain exercisable for the three-year period following the date of termination.

- with respect to all outstanding time and performance vesting restricted stock or restricted stock unit awards held by Mr. Estes, (i) in the case of death, full acceleration of such awards with any performance awards vesting at their respective target performance levels or (ii) in the case of disability, continued vesting in accordance with the terms of such awards, with any performance vesting awards subject to the applicable performance conditions. All other outstanding equity awards (other than stock options) held by Mr. Estes will continue to vest in accordance with their terms, with any performance vesting awards subject to the applicable performance conditions.

Termination Due to Retirement Subject to Mr. Estes's execution and delivery of a general waiver and release of claims, if Mr. Estes's employment terminates due to his retirement on the date of the Company's 2021 Annual Meeting of Shareholders, Mr. Estes will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a pro-rata bonus equal to the annual bonus Mr. Estes would have earned for fiscal year 2022 based on performance as determined by the Board.

- all outstanding equity awards granted to Mr. Estes prior to October 25, 2017 or granted after such date but on substantially identical terms to those granted before October 25, 2017, will be treated as follows: (i) all outstanding stock options will fully and immediately vest to the extent not already vested, and remain exercisable for three years following his retirement date, (ii) all outstanding time vesting restricted stock or restricted stock unit awards will continue to vest for three years following his retirement date, and (iii) all outstanding performance vesting restricted stock or restricted stock unit awards will continue to vest for two years following his retirement date, with the number of shares earned based on actual performance determined by the Board at the end of the original performance period for each such performance vesting restricted stock or restricted stock unit award. Any other outstanding equity awards held by Mr. Estes will continue to vest in accordance with their terms, with any performance vesting awards subject to the applicable performance conditions. In the event Mr. Estes's death occurs following the Company's 2021 Annual Meeting of Shareholders, any time vesting awards will vest and any performance vesting awards will vest at their target performance levels.

Restrictive Covenants Mr. Estes is subject to a five-year confidentiality covenant and an assignment of inventions and developments agreement. Mr. Estes is also subject to non-competition and non-solicitation covenants until the later of the first anniversary of his termination of employment date and, to the extent applicable, the duration of any continued vesting period of any outstanding equity awards held by Mr. Estes, but only for so long as the applicable equity award remains unvested.

Enforcement of Agreement The Estes Employment Agreement provides for arbitration in the event of any dispute or controversy arising out of the Estes Employment Agreement or Mr. Estes's employment with the Company. The Company has also agreed to reimburse Mr. Estes, on an after-tax basis, for all reasonable legal fees incurred by him in enforcing the Estes Employment Agreement.

Limitations on Severance Payment If any severance payment would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Estes will receive either (i) the full amount of the severance payment or (ii) the greatest amount of the severance payment such that no portion is subject to the excise tax (taking into account Mr. Estes's payment of any excise tax), whichever results in a greater after-tax benefit to him.

Defined Terms The following terms provided in the Estes Employment Agreement are used in this description.

"Cause" means a termination of Mr. Estes's employment for his: (i) indictment for any crime, whether a felony or misdemeanor, that materially impairs his ability to function as Executive Vice President and Chief Operating Officer of the Company and such crime involves the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude, or Company property; (ii) repeated willful neglect of his duties; or (iii) willful material misconduct in connection with the performance of his duties or other willful material breach of his employment agreement. No event in clause (ii) or (iii) will constitute Cause unless the Company gives Mr. Estes written notice of termination of his employment for Cause and such grounds are not corrected by Mr. Estes within 30 days of receipt of notice. If Mr. Estes fails to correct the event or condition to the satisfaction of the Board of Directors, Mr. Estes will have the opportunity to address the Company's Board of Directors prior to a termination of employment for Cause.

"Good Reason" means a resignation by Mr. Estes for any of the following reasons: (i) a failure by the Company to pay compensation or benefits due and payable; (ii) a material adverse change in the assignment of duties or responsibilities inconsistent with those set forth in the employment agreement; (iii) a relocation of the Company's principal office by more than 25 miles from Statesville, North Carolina without Mr. Estes's consent; or (iv) failure by the Company to obtain agreement by a successor to assume the Estes Employment Agreement. Mr. Estes must provide the Company with written notice of his intention to terminate his employment for Good Reason and the Company will have the opportunity to cure the event or condition under clauses (i) and (ii) within 30 days of receipt of such notice.

"Change in Control" shall be deemed to have occurred if any one or more the following events occur: (i) an acquisition by any "person" or "group" of beneficial ownership of 20% or more of the total outstanding voting stock of the Company; (ii) a change in the composition of the Board of Directors of the Company such that the individuals who constitute the Board of Directors as of the Effective Date of the Estes Employment Agreement (the "incumbent directors") cease to constitute a majority of the Board without the consent of a majority of the incumbent directors; (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the Company's assets to any person or entity, or any person or entity consolidates with, or merges with or into, the Company; or (iv) the approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

H. Andrew DeFerrari—Employment Agreement

The Company entered into an amended and restated employment agreement with H. Andrew DeFerrari, effective as of July 23, 2015 (the "DeFerrari Employment Agreement"). Pursuant to the DeFerrari Employment Agreement, Mr. DeFerrari will continue to serve as the Chief Financial Officer of the Company. Mr. DeFerrari's employment under the DeFerrari Employment Agreement commenced on July 23, 2015 and will continue until July 23, 2016. The term of the DeFerrari Employment Agreement will be automatically renewed for additional 12-month periods unless either party gives prior notice of nonrenewal; provided that if there is a "Change in Control" of the Company, Mr. DeFerrari's employment under the DeFerrari Employment Agreement will be extended through the second anniversary of the Change in Control.

Termination for Cause; Resignation for Any Reason; Death and Disability In the event that (i) the Company terminates Mr. DeFerrari's employment for "Cause" (as defined below), (ii) Mr. DeFerrari resigns his employment for any reason or (iii) Mr. DeFerrari dies or becomes disabled, the Company will not have any obligation to pay his base salary or other compensation or to provide him any employee benefits subsequent to the date of his termination or resignation of employment.

Termination Without Cause Prior to a Change of Control In the event the Company terminates Mr. DeFerrari's employment without Cause prior to a Change of Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- 1.5 times the sum of his (i) then base salary plus (ii) the greater of (1) the average bonus amount paid over the three fiscal years immediately preceding the year of termination and (2) 50% of his then base salary. The severance amount will be paid over an eighteen (18)-month period.
- continued participation in the Company's group medical and life insurance plans (including benefits to eligible dependents) or a cash payment equal to the value of the benefits excluded, payable in equal monthly installments until the earlier of (i) 18 months following termination of employment or (ii) Mr. DeFerrari obtaining other employment and becoming eligible to participate in the medical and life insurance plans of the new employer.

Change of Control In the event the Company terminates Mr. DeFerrari's employment without Cause or he resigns his employment with the Company for Good Reason on or prior to the second anniversary following the consummation of a Change in Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- the same severance payments and benefits continuation that he would be entitled to receive upon a termination without Cause prior to a Change of Control. Such amounts will be paid in a single-sum payment;
- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation; and
- full vesting of all outstanding equity-based awards granted by the Company pursuant to any of the Company's long-term incentive plans. In addition, all outstanding performance share awards, performance share units and other equivalent awards granted by the Company pursuant to any of the Company's long-term incentive plans will immediately vest at their respective target performance levels to the extent not already vested.

Limitations on Severance Payment If any severance payment would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. DeFerrari will receive either (i) the full amount of the severance payment or (ii) the greatest amount of the severance payment such that no portion is subject to the excise tax (taking into account Mr. DeFerrari's payment of any excise tax), whichever results in a greater after-tax benefit to him.

Restrictive Covenants Mr. DeFerrari is subject to a five-year confidentiality covenant and one-year non-competition and non-solicitation covenants. Mr. DeFerrari is also subject to an assignment of inventions and developments agreement.

Defined Terms The following terms provided in the DeFerrari Employment Agreement are used in this description.

"Cause" means (i) entering a plea of no-contest, or being convicted of any crime, that constitutes a felony; (ii) any willful misconduct that is injurious to the financial condition or business reputation of the Company; (iii) any material breach of his duty of loyalty owed to the Company or, as a result of his gross negligence, his breach of his duty of care owed to the Company; or (iv) any material breach of the employment agreement or failure or refusal to perform any material duties required by the employment agreement after being given notice of such breach, failure or refusal and failing to cure within thirty (30) days.

A *"Change of Control"* shall be deemed to have occurred with respect to the Company if any one or more of the following events occur: (i) subject to certain exceptions, any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 20% of the total outstanding voting stock of the Company; (ii) subject to certain exceptions, the individuals who constitute the Board of Directors as of July 23, 2015 cease to constitute a majority of the Board of Directors; (iii) subject to certain exceptions, a reorganization of the Company or the Company consolidates with, or merges with or into, another person or entity or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or entity, or any person or entity consolidates with, or merges with or into, the Company; or (iv) the approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Resignation for *"Good Reason"* means termination of employment by the executive because of the occurrence of any of the following events: (i) a failure by the Company to pay compensation or benefits due and payable in accordance with the terms of the DeFerrari Employment Agreement; (ii) a material adverse change in the assignment of duties or responsibilities inconsistent with those duties and responsibilities as set forth in the DeFerrari Employment Agreement; (iii) a relocation of the Company's principal office by more than 25 miles from Palm Beach Gardens, Florida without the executive's consent; or (iv) a failure by the Company to obtain agreement by a successor to assume the DeFerrari Employment Agreement in accordance with the applicable provisions of the DeFerrari Employment Agreement.

Richard B. Vilsoet—Employment Agreement and Letter Agreement

The Company entered into an amended and restated employment agreement with Richard B. Vilsoet, effective as of July 23, 2015 (the "Vilsoet Employment Agreement"). Pursuant to the Vilsoet Employment Agreement, Mr. Vilsoet will continue to serve as the General Counsel of the Company. Mr. Vilsoet's employment under the Vilsoet Employment Agreement commenced on July 23, 2015 and will continue until July 23, 2016. The term of the Vilsoet Employment Agreement will be automatically renewed for additional 12-month periods unless either party gives prior notice of nonrenewal; provided that if there is a "Change in Control" of the Company, Mr. Vilsoet's employment under the Vilsoet Employment Agreement will be extended through the second anniversary of the Change in Control.

On March 28, 2018, the Company entered into an agreement (the "Vilsoet Letter Agreement") amending the outstanding equity awards of Mr. Vilsoet. The Vilsoet Letter Agreement provides that if Mr. Vilsoet's employment with the Company is terminated due to his retirement on or following the date of the Annual Meeting, his outstanding equity awards will be treated as follows:

- Time vesting restricted stock or restricted stock unit awards will continue to vest for the three-year period following the effective date of his termination of employment (or if the remaining vesting term of any such time vesting restricted stock or restricted stock unit award is less than three years, each such award will continue to vest for the remaining period of such vesting term); and

- Subject to meeting the required performance conditions, performance vesting restricted stock or restricted stock unit awards will continue to vest for the two-year period following the effective date of his termination of employment (or if the remaining vesting term of any such performance vesting restricted stock or restricted stock unit award is less than two years, each such award will continue to vest for the remaining period of such vesting term).

Termination for Cause; Resignation for Any Reason; Death and Disability In the event that (i) the Company terminates Mr. Vilsoet's employment for "Cause" (as defined below), (ii) Mr. Vilsoet resigns his employment for any reason or (iii) Mr. Vilsoet dies or becomes disabled, the Company will not have any obligation to pay his base salary or other compensation or to provide him any employee benefits subsequent to the date of his termination or resignation of employment.

Termination Without Cause Prior to a Change of Control In the event the Company terminates Mr. Vilsoet's employment without Cause prior to a Change of Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- 1.5 times the sum of his (i) then base salary plus (ii) the greater of (1) the average bonus amount paid over the three fiscal years immediately preceding the year of termination and (2) 50% of his then base salary. The severance amount will be paid over an eighteen (18)-month period.

- continued participation in the Company's group medical and life insurance plans (including benefits to eligible dependents) or a cash payment equal to the value of the benefits excluded, payable in equal monthly installments until the earlier of (i) 18 months following termination of employment or (ii) Mr. Vilsoet obtaining other employment and becoming eligible to participate in the medical and life insurance plans of the new employer.

Change of Control In the event the Company terminates Mr. Vilsoet's employment without Cause or Mr. Vilsoet resigns his employment with the Company for Good Reason on or prior to the second anniversary following the consummation of a Change in Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- the same severance payments and benefits continuation that he would be entitled to receive upon a termination without Cause prior to a Change of Control. Such amounts will be paid in a single-sum payment;

- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation; and

- full vesting of all outstanding equity-based awards granted by the Company pursuant to any of the Company's long-term incentive plans. In addition, all outstanding performance share awards, performance share units and other equivalent awards granted by the Company pursuant to any of the Company's long-term incentive plans will immediately vest at their respective target performance levels to the extent not already vested.

Limitations on Severance Payment If any severance payment would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Vilsoet will receive either (i) the full amount of the severance payment or (ii) the greatest amount of the severance payment such that no portion is subject to the excise tax (taking into account Mr. Vilsoet's payment of any excise tax), whichever results in a greater after-tax benefit to him.

Restrictive Covenants Mr. Vilsoet is subject to a five-year confidentiality covenant and one-year non-competition and non-solicitation covenants. Mr. Vilsoet is also subject to an assignment of inventions and developments agreement.

Defined Terms The following terms provided in the Vilsoet Employment Agreement are used in this description.

"Cause" means (i) entering a plea of no-contest, or being convicted of any crime, that constitutes a felony; (ii) any willful misconduct that is injurious to the financial condition or business reputation of the Company; (iii) any material breach of his duty of loyalty owed to the Company or, as a result of his gross negligence, his breach of his duty of care owed to the Company; or (iv) any material breach of the employment agreement or failure or refusal to perform any material duties required by the employment agreement after being given notice of such breach, failure or refusal and failing to cure within thirty (30) days.

A "*Change of Control*" shall be deemed to have occurred with respect to the Company if any one or more of the following events occur: (i) subject to certain exceptions, any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, and the rules and regulations promulgated thereunder) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 20% of the total outstanding voting stock of the Company; (ii) subject to certain exceptions, the individuals who constitute the Board of Directors as of July 23, 2015 cease to constitute a majority of the Board of Directors; (iii) subject to certain exceptions, a reorganization of the Company or the Company consolidates with, or merges with or into, another person or entity or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or entity, or any person or entity consolidates with, or merges with or into, the Company; or (iv) the approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Resignation for "*Good Reason*" means termination of employment by the executive because of the occurrence of any of the following events: (i) a failure by the Company to pay compensation or benefits due and payable in accordance with the terms of the Vilsoet Employment Agreement; (ii) a material adverse change in the assignment of duties or responsibilities inconsistent with those duties and responsibilities as set forth in the Vilsoet Employment Agreement; (iii) a relocation of the Company's principal office by more than 25 miles from Palm Beach Gardens, Florida without the executive's consent; or (iv) a failure by the Company to obtain agreement by a successor to assume the Vilsoet Employment Agreement in accordance with the applicable provisions of the Vilsoet Employment Agreement.

Scott P. Horton—Employment Agreement

The Company entered into an employment agreement with Scott P. Horton, effective as of September 4, 2018 (the "Horton Employment Agreement"). Pursuant to the Horton Employment Agreement, Mr. Horton will serve as the Vice President, Chief Human Resources Officer of the Company. Mr. Horton's employment under the Horton Employment Agreement commenced on September 4, 2018 and will continue until September 4, 2021. The term of the Horton Employment Agreement will be automatically renewed for additional 12-month periods unless either party gives prior notice of nonrenewal; provided that if there is a "Change in Control" of the Company, Mr. Horton's employment under the Horton Employment Agreement will be extended through the second anniversary of the Change in Control.

Termination for Cause; Resignation Without Good Reason; Death and Disability In the event that (i) the Company terminates Mr. Horton's employment for "Cause" (as defined below), (ii) Mr. Horton resigns his employment without "Good Reason" (as defined below) or (iii) Mr. Horton dies or becomes disabled, the Company will not have any obligation to pay his base salary or other compensation or to provide him any employee benefits subsequent to the date of his termination or resignation of employment.

Termination Without Cause Prior to a Change of Control In the event the Company terminates Mr. Horton's employment without Cause prior to a Change of Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- 1.5 times the sum of his (i) then base salary plus (ii) the greater of (1) the average bonus amount paid over the three fiscal years immediately preceding the year of termination and (2) 50% of his then base salary. The severance amount will be paid over an eighteen (18)-month period.

- continued participation in the Company's group medical and life insurance plans (including benefits to eligible dependents) or a cash payment equal to the value of the benefits excluded, payable in equal monthly installments until the earlier of (i) 18 months following termination of employment or (ii) Mr. Horton obtaining other employment and becoming eligible to participate in the medical and life insurance plans of the new employer.

Change of Control In the event the Company terminates Mr. Horton's employment without Cause or he resigns his employment with the Company for Good Reason on or prior to the second anniversary following the consummation of a Change in Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- the same severance payments and benefits continuation that he would be entitled to receive upon a termination without Cause prior to a Change of Control. Such amounts will be paid in a single-sum payment;

- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation; and

- full vesting of all outstanding equity-based awards granted by the Company pursuant to any of the Company's long-term incentive plans. In addition, all outstanding performance share awards, performance share units and other equivalent awards granted by the Company pursuant to any of the Company's long-term incentive plans will immediately vest at their respective target performance levels to the extent not already vested.

Limitations on Severance Payment If any severance payment would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Horton will receive either (i) the full amount of the severance payment or (ii) the greatest amount of the severance payment such that no portion is subject to the excise tax (taking into account Mr. Horton's payment of any excise tax), whichever results in a greater after-tax benefit to him.

Restrictive Covenants Mr. Horton is subject to a five-year confidentiality covenant and one-year non-competition and non-solicitation covenants. Mr. Horton is also subject to an assignment of inventions and developments agreement.

Defined Terms The following terms provided in the Horton Employment Agreement are used in this description.

"Cause" means (i) entering a plea of no-contest, or being convicted of any crime, that constitutes a felony; (ii) any willful misconduct that is injurious to the financial condition or business reputation of the Company; (iii) any material breach of his duty of loyalty owed to the Company or, as a result of his gross negligence, his breach of his duty of care owed to the Company; or (iv) any material breach of the employment agreement or failure or refusal to perform any material duties required by the employment agreement after being given notice of such breach, failure or refusal and failing to cure within thirty (30) days.

A "*Change of Control*" shall be deemed to have occurred with respect to the Company if any one or more of the following events occur: (i) subject to certain exceptions, any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, and the rules and regulations promulgated thereunder) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 20% of the total outstanding voting stock of the Company; (ii) subject to certain exceptions, the individuals who constitute the Board of Directors as of September 4, 2018 cease to constitute a majority of the Board of Directors; (iii) subject to certain exceptions, a reorganization of the Company or the Company consolidates with, or merges with or into, another person or entity or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or entity, or any person or entity consolidates with, or merges with or into, the Company; or (iv) the approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Resignation for "*Good Reason*" means termination of employment by the executive because of the occurrence of any of the following events: (i) a failure by the Company to pay compensation or benefits due and payable in accordance with the terms of the Horton Employment Agreement; (ii) a material adverse change in the assignment of duties or responsibilities inconsistent with those duties and responsibilities as set forth in the Horton Employment Agreement; (iii) a relocation of the Company's principal office by more than 25 miles from Palm Beach Gardens, Florida without the executive's consent; or (iv) a failure by the Company to obtain agreement by a successor to assume the Horton Employment Agreement in accordance with the applicable provisions of the Horton Employment Agreement.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about common stock of the Company that may be issued under its equity compensation plans as of January 26, 2019, including the 2003 Long-Term Incentive Plan, the 2007 Non-Employee Directors Equity Plan, the 2012 Long-Term Incentive Plan, and the 2017 Non-Employee Directors Equity Plan, all of which were approved by the Company's shareholders. No further awards will be granted under the 2003 Long-Term Incentive Plan or the 2007 Non-Employee Directors Equity Plan.

Plan category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrant and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights)
Equity compensation plans approved by security holders	583,291	34.24	1,201,611
Equity compensation plans not approved by security holders	—	—	—
Total	583,291	34.24	1,201,611

PROPOSAL	Ratification of the Appointment of the Independent Auditor
3	✓ The Board of Directors recommends that you vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2020.

General

PricewaterhouseCoopers LLP has been appointed by the Audit Committee of the Board of Directors to serve as the Company's independent auditor for fiscal 2020. PricewaterhouseCoopers LLP has served as the Company's independent auditor since 2014. Shareholder ratification of this appointment is not required by the Company's Amended and Restated By-laws or otherwise; however, the Board of Directors considers a proposal for shareholders to ratify the appointment to be an opportunity for shareholders to provide direct feedback to the Audit Committee on an important aspect of corporate governance and good corporate practice. If shareholders fail to ratify the appointment, the Audit Committee will consider whether it is appropriate to select another registered independent public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different registered independent public accounting firm at any time during the year if the Audit Committee believes this change would be in the best interest of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting for the purposes of responding to shareholders' questions and making statements that they consider appropriate.

Principal Accounting Firm Fees

PricewaterhouseCoopers LLP acted as the Company's independent auditors for fiscal 2019. The following table represents aggregate fees billed for fiscal 2019, the Transition Period and fiscal 2017 by PricewaterhouseCoopers LLP, our independent registered public accounting firm:

	2019	Transition Period	2017
Audit Fees[1]	$3,287,450	$2,729,900	$3,051,940
Audit-Related Fees[2]	96,000	155,000	—
Tax Fees[3]	—	26,078	38,000
All Other Fees[4]	—	—	—
Total	$3,383,450	$2,910,978	$3,089,940

[1] Audit Fees for each of fiscal 2019, the Transition Period and fiscal 2017 consist of fees and expenses for professional services in connection with the audit of the annual financial statements, reviews of the Company's quarterly reports filed on Form 10-Q and reviews of registration statements and other periodic filings with the SEC. Amounts also include fees for the audit of the Company's internal control over financial reporting, as promulgated by Section 404 of the Sarbanes-Oxley Act.

[2] Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting.

[3] Tax Fees include fees for tax research and tax advice.

[4] All Other Fees are fees for any services not included in the first three categories.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The Company's independent auditor fee pre-approval policy provides for an annual process through which the Audit Committee evaluates and pre-approves the nature, scope and fees associated with the annual audit of the Company's financial statements and other audit-related services. The Audit Committee pre-approves all other audit and permissible non-audit services provided by the Company's independent auditors on a case-by-case basis. These services may include audit services, audit-related services, tax services and other permissible services.

AUDIT COMMITTEE REPORT

The Audit Committee (the "Committee") of the Company's Board of Directors consists of four directors, all of whom meet the independence standards of the NYSE and the applicable rules of the United States Securities and Exchange Commission. The Committee operates in accordance with a written charter adopted by the Board of Directors. The Committee reviews the charter on an ongoing basis and a copy, which has been approved by the Board of Directors, is available on the Company's website at *www.dycomind.com*.

The Committee's primary responsibility is to assist the Board of Directors in fulfilling its responsibility for oversight of (a) the quality and integrity of the Company's financial statements and related disclosures, internal controls and financial reporting, (b) the Company's compliance with applicable legal and regulatory requirements, (c) the Company's independent auditors' qualifications, independence and performance and (d) the performance of the Company's internal audit and control functions.

Management has the primary responsibility for preparing the Company's consolidated financial statements and the overall financial reporting process, including maintaining the Company's system of internal accounting controls. The Company's independent auditor, PricewaterhouseCoopers LLP, has the responsibility for auditing the Company's financial statements and issuing opinions as to the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, and the effectiveness of the Company's internal control over financial reporting. The Committee monitors and oversees this process.

The Committee reviewed the Company's audited consolidated financial statements and the results of the audits relating to the Company's internal control over financial reporting for fiscal 2019 and discussed those matters with management and PricewaterhouseCoopers LLP. During fiscal 2019, the Committee also discussed the interim financial information contained in each quarterly earnings announcement with management and PricewaterhouseCoopers LLP prior to public release. In addition, the Committee regularly discussed with management, the internal auditors and PricewaterhouseCoopers LLP, the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget and staffing and the quality of the Company's financial reporting. The Committee regularly meets separately with management, the Company's internal auditors and PricewaterhouseCoopers LLP. The Committee reviewed with both PricewaterhouseCoopers LLP and the internal auditors their audit plans, audit scope, and the identification of audit risks. The Committee also discussed with PricewaterhouseCoopers LLP all matters required by Public Company Accounting Oversight Board (United States) Auditing Standard No. 16, "Communications with Audit Committees," as currently in effect.

As part of the Committee's oversight responsibilities of the audit process, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP any relationships that may impact their objectivity and independence from the Company and from management of the Company.

Based on the aforementioned reviews and discussions, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 26, 2019 for filing with the United States Securities and Exchange Commission. The Committee also approved the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for the 2020 fiscal year.

Audit Committee

Patricia L. Higgins, Chair
Stephen C. Coley
Eitan Gertel
Laurie J. Thomsen

PROPOSAL	Approval of an Amendment to the Dycom Industries, Inc. 2012
4	Long-Term Incentive Plan to Increase the Number of Authorized Shares by 550,000 Shares

✅ The Board of Directors recommends that shareholders vote **FOR** the approval of the amendment to the Dycom Industries, Inc. 2012 Long-Term Incentive Plan to increase the number of shares authorized for issuance under the 2012 Long-Term Incentive Plan by 550,000 shares.

Request

The Company is asking shareholders to approve an amendment to increase the number of shares available for issuance under the Dycom Industries, Inc. 2012 Long-Term Incentive Plan (the "2012 Plan") by 550,000 shares. If the amendment is approved by shareholders, the number of shares available for issuance under the 2012 Plan will be 1,054,262 as of April 1, 2019.

The Board of Directors has unanimously approved and recommends that shareholders approve such an amendment. This increase in the number of shares would allow sufficient shares to continue to be available under the 2012 Plan for approximately two additional years. The Board of Directors believes that the number of shares that remain available for future issuance will be insufficient to achieve the purposes of the 2012 Plan beyond one year (and perhaps a shorter period) unless the additional shares are authorized and approved by shareholders. In the face of the declining 2012 Plan share reserve, the Company reduced the value of equity awards made in March 2019. The reduction was generally approximately 15% from the target values originally recommended to the Compensation Committee.

Equity Plan Philosophy

Strategic Use of Equity as a Compensation Tool

The Company has a history of strategically using equity compensation to attract, retain, and motivate talented executives and employees essential to the Company's long-term growth and financial success and to further align their interests with that of the Company's shareholders. Equity-based awards are highly valued by Company employees, and these awards help keep employees focused on their individual contributions to the Company's long-term performance. Executive and key employee turnover is low, which, in part, reflects the success and retention value of the long-term equity compensation program. In addition, a significant percentage of equity awards to executive officers are subject to performance-based vesting, which makes long-term compensation sensitive both to the Company's stock price and operational performance. Moreover, the Company's executives hold a significant portion of their equity awards for extended periods, thereby ensuring that they have a meaningful stake in future Company performance and aligning their interests with those of long-term shareholders.

The Board of Directors believes that equity compensation is a key tool in incentivizing management to achieve the Company's plans for growth and improved performance and to execute on the substantial planned capital programs that will benefit the Company's customers and ultimately, the Company's shareholders. Furthermore, the Board believes that long term incentive compensation is most effective when delivered via equity, rather than via cash, as offering cash-based incentives could have a significant effect upon the Company's quarterly results of operations and financial condition.

High Level of Named Executive Officers' Pay Delivered via Equity

As described in more detail above under the section entitled "Executive Compensation—Compensation Discussion and Analysis" beginning on page 26 of this Proxy Statement, equity compensation, including performance-based equity compensation, makes up a significant portion of overall total direct compensation awarded to the Company's Chief Executive Officer and Named Executive Officers. The use of equity for a significant portion of the compensation of the Company's Named Executive Officers aligns their interests with those of the Company's shareholders, focuses the executives on maximizing long-term shareholder value and overall financial performance, promotes Company stock ownership and discourages excessive risk-taking. Further, the mix of equity grants includes a meaningful portion of performance-based equity, which requires robust long-term performance to earn these awards.

Best Practices in Equity Compensation Governance

The 2012 Plan includes several features that are consistent with the interests of shareholders and sound corporate governance practices, including the following:

- **No automatic share replenishment or "evergreen" provision.** There is no evergreen feature pursuant to which the shares authorized for issuance under the 2012 Plan can be automatically replenished.
- **No discounted options.** Stock options may not be granted with an exercise or measurement price lower than the fair market value of the underlying shares on the date of grant.
- **No repricing of options without shareholder approval.** The 2012 Plan prohibits the repricing of stock options or a cash buyout of underwater stock options without prior shareholder approval.
- **No liberal share counting or "recycling" of shares.** Shares delivered to the Company to purchase shares upon exercise of an award or to satisfy tax withholding obligations will not become available for issuance under the 2012 Plan.
- **No liberal change in control definition.** Change in control benefits are triggered only by the occurrence, rather than shareholder approval, of a merger or other change in control event.
- **Minimum vesting requirement on all awards:** There is a one-year minimum vesting requirement on all equity awards.

In addition, as described elsewhere in this Proxy Statement, the Board of Directors has established robust stock ownership guidelines for the Chief Executive Officer (10 times base annual salary) and non-employee directors (five times annual cash retainer), as well as shareholding requirements for Named Executive Officers (other than the Chief Executive Officer) and key employees who receive awards of time vesting restricted stock units.

Dilution and Historical Share Usage

Dilution

The Board of Directors evaluated the dilution and existing terms of outstanding awards under the 2012 Plan as it considered whether to request additional shares. As of April 1, 2019, 504,262 shares were reserved for issuance under the 2012 Plan, which represents approximately 1.6% of the Company's issued and outstanding shares. The Board of Directors believes that this number of shares constitutes reasonable potential equity dilution. The closing price of the Company's common stock on the New York Stock Exchange on April 1, 2019 was $47.44.

As of April 1, 2019, the following equity awards were outstanding under the 2012 Plan:

- 366,030 stock options;
- 184,906 time vesting restricted stock units; and
- 782,318 performance vesting restricted stock units.

The new shares available for issuance under the 2012 Plan would represent an additional potential equity dilution of approximately 1.7%. As of April 1, 2019, the potential equity dilution for all existing equity plans is approximately 7%. Including the proposed additional shares under the 2012 Plan, the potential equity dilution from all equity incentive awards outstanding and available for grant under all of the Company's existing equity plans would result in a maximum potential equity dilution of approximately 9%.

Share Usage

The Board of Directors also considered the Company's historical gross burn rate (the number of incentive awards granted during a period in proportion to the Company's outstanding shares), issued equity overhang (outstanding incentive awards in proportion to the Company's outstanding shares) and total equity overhang (outstanding incentive awards and shares available for future awards in proportion to the Company's outstanding shares). The Company's recent and historical burn rates have been below that of the median of the Company's peers. Specifically, the Company's burn rates have been as follows:

- Gross burn rate for fiscal 2019 was 0.99%
- Three-year average gross burn rate for the last three fiscal years (fiscal 2017 through fiscal 2019, with the Transition Period annualized) was 1.13%, calculated as follows:

Fiscal Year	Stock Options Granted	Full-Value Shares (Time Vesting Restricted Stock Units/Performance Vesting Restricted Stock Units) Granted	Common Shares Outstanding	Burn Rate
Fiscal 2019	28,796	281,105	31,250,376	0.99%
Transition Period; awards granted have been annualized	37,866	335,866	31,059,140	1.20%
Fiscal 2017	36,914	340,664	31,351,367	1.20%

The Company believes that burn rate is a relevant and objective measure of dilution for shareholders as it seeks to continue existing grant practices going forward. The Company has been very deliberate and generally consistent in its historical use of equity, as shown by the similar burn rate over the last three years, which demonstrates its commitment to being a good steward of shareholder capital. In light of these and other factors, the Board of Directors determined that it was appropriate to increase the number of shares available for issuance under the 2012 Plan by 550,000 shares.

For further information on the Company's equity plans, see "Equity Compensation Plan Information" on page 63 of this Proxy Statement.

Summary of the Dycom Industries, Inc. 2012 Long-Term Incentive Plan (as amended and restated)

The following is a general description of the material terms of the 2012 Plan. The complete text of the 2012 Plan, as amended and restated effective as of November 21, 2017, was filed as Appendix A to the Company's proxy statement filed with the SEC on October 12, 2017, and shareholders are urged to review it together with the following information, which is qualified in its entirety by reference to the full text of the 2012 Plan, as so amended and restated. Appendix A to this Proxy Statement contains the text of the proposed amendment to the 2012 Plan. Appendix A is incorporated by reference into the following plan summary, which is qualified in its entirety by this reference.

Purposes. The purpose of the 2012 Plan is to attract, retain and motivate key employees and officers of the Company and its subsidiaries, to promote the long-term success of the Company and to increase shareholder value by providing eligible key employees and officers of the Company and its subsidiaries with incentives to contribute to the long-term growth and profitability of the Company.

Eligibility. The Compensation Committee may grant awards under the 2012 Plan to key employees and officers with the potential to contribute to the future success of the Company. Approximately 489 employees, including officers, received awards for fiscal 2019. Non-employee directors of the Board of Directors are not eligible for awards under the 2012 Plan.

Shares Subject to Plan; Maximum Awards. The maximum number of shares authorized under the 2012 Plan is 4,415,000, which represents the 3,865,000 shares authorized for issuance in 2017, plus the 550,000 additional shares that will become available if this proposal is approved by shareholders. As of April 1, 2019, 504,262 shares remained available for issuance from the 3,865,000 authorized share pool. Section 422 of the Code requires, among other things, that the maximum number of incentive stock options awarded to employees must be approved by shareholders in order for the awards to be eligible for treatment as incentive stock options. Accordingly, the maximum number of shares subject to awards (including incentive stock options) that may be granted to any individual during a calendar year is 400,000 shares and the maximum dollar amount with respect to awards denominated in cash is $3,000,000. Shares delivered under the 2012 Plan may be (i) authorized but unissued shares, (ii) treasury shares, (iii) shares purchased on the open market or by private purchase or (iv) any combination thereof.

If any shares subject to an award are forfeited, expire unexercised or otherwise terminate without the delivery of shares, then the shares will again be available for award under the 2012 Plan. Shares surrendered for the payment of the exercise price of an award or the withholding of taxes or shares not issued or delivered as a result of the net settlement of an award may not again be made available for grant under the plan. Any awards made and any shares delivered upon the assumption of or in substitution for an award previously granted by an entity acquired by the Company in a corporate transaction will not be counted against shares available for grant under the plan.

Awards. Awards may include: (1) options to purchase Company common stock, including incentive stock options, non-qualified stock options or both; (2) time vesting restricted stock or restricted stock units; (3) performance vesting restricted stock or restricted stock units; or (4) other equity-based or equity-related awards not specifically provided for above.

Minimum Vesting. Except with respect to awards representing no more than 5% of the shares available for issuance under the 2012 Plan, no portion of an award may be scheduled to vest prior to the first anniversary of grant.

Stock Options. The 2012 Plan authorizes the issuance of both incentive stock options, as defined in Section 422 of the Code, and non-qualified stock options. The exercise price or purchase price per common share underlying a stock option will be determined by the Compensation Committee, but may not be less than 100% of the fair market value of a share of common stock on the date of grant. The vesting schedule of a stock option will be determined by the Compensation Committee at the date of grant and set forth in an award document, provided that, subject to the effect of earlier termination or forfeiture, the vesting period shall be not less than three years.

Restricted Stock/RSUs. A restricted stock unit, or RSU, consists of a contractual right to receive one share of Company common stock following the applicable vesting period for no consideration other than the provision of services. Restricted stock represents one share of Company common stock that is transferred to a participant following the applicable vesting period for no consideration other than the provision of services. The vesting schedule of restricted stock or RSUs will be determined by the Compensation Committee at the date of grant and set forth in an award document, provided that, subject to the effect of earlier termination or forfeiture, the vesting period shall be not less than three years.

Performance-Based Awards. The performance goals that may be used by the Compensation Committee for performance-based awards will be based on the financial goals and quantifiable non-financial goals set forth below. The performance period applicable to a Performance-Based Award may not be less than one year. If a participant's performance exceeds the target performance goals, awards may be greater than the target award, but may not exceed 200% of such participant's target award.

Performance Goals. The financial performance measures that may be used by the Compensation Committee for performance-based awards are as follows:

FINANCIAL PERFORMANCE MEASURES

Assets	Net income
Basic or diluted earnings per share	Net income before asset impairment charges and certain other expenses
Basic or diluted earnings per share before asset impairment charges and certain other expenses	Operating cash flow
Basic or diluted earnings per share growth	Gross or Net revenue
Basic or diluted earnings per share growth before asset impairment charges and certain other expenses	Operating cash flow before certain other expenses
Capital expenditures	Operating income
Cash flow	Operating income growth
Cash flow return on investment	Operating margin
Cash value added	Operating income before asset impairment charges and certain other expenses
Contract backlog	Operating revenue
Contract revenues	Pre-tax income
Cost of capital	Share price
Days sales outstanding (accounts receivable)	Pre-tax income before asset impairment charges and certain other expenses
Days sales outstanding (accounts receivable and work in progress)	Pre-tax operating income
Debt-free working capital	Return on assets
Debt level	Return on equity
Earnings before interest and taxes	Return on invested capital
Earnings before interest and taxes, asset impairment charges and certain other expenses	Return on investment
Earnings before interest, taxes, depreciation and amortization	Return on tangible net assets
Earnings before interest, taxes, depreciation and amortization, asset impairment charges and certain other expenses	Return on net assets

Economic value added	Return on tangible net worth
Effective tax rate	Revenue growth
Expense management	Tangible net assets
Free Cash Flow	Tangible net worth
Gross margin	Total shareholder return
Market Capitalization	Working capital

NON-FINANCIAL PERFORMANCE MEASURES

Customer or employee satisfaction	Objective individual performance goals
Development and execution of strategic initiatives	Safety performance

Performance measures may be described in terms of objectives that are related to the individual participant or objectives that are Company-wide or related to a subsidiary, division or business unit or any combination of the foregoing and may be measured on an absolute or cumulative basis, an annualized or compound annual basis, or on the basis of percentage of improvement over time. The performance measures may also be measured in terms of Company performance (or performance of the applicable subsidiary, division or business unit or any combination of the foregoing) or measured relative to selected peer companies or a market or other index.

Dividends and Dividend Equivalents. The Compensation Committee may provide a participant with the right to receive dividends and dividend equivalents with respect to an outstanding award (other than an option or stock appreciation right), which will only be paid at the time the award is vested.

Other Awards. The Compensation Committee may also grant other forms of equity-based or equity-related awards not described above. Such awards may provide for cash payments based in whole or in part on the value or future value of the Company's common stock, for the acquisition or future acquisition of Company common stock, or any combination thereof.

Termination of Employment or Change in Control. The Compensation Committee will specify, at or after the time of grant of an award, the effect, if any, that a participant's termination of employment or a change in control of the Company will have on the disposition, vesting, exercisability, settlement or lapse of restrictions applicable to an award.

For purposes of the 2012 Plan, a "Change in Control" generally means the occurrence of any of the following events with respect to the Company:

(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, and the rules and regulations promulgated thereunder) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 20% of the total outstanding voting stock of the Company, excluding, however, (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company; (2) any acquisition by the Company; or (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company;

(ii) the individuals who constitute the Board of Directors as of the Amended Effective Date (the "Incumbent Board") cease to constitute a majority of the Board of Directors; provided, however, (1) that if the nomination or election of any new director of the Company was approved by a majority of the Incumbent Board, such new director shall be deemed a member of the Incumbent Board and (2) that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange Act) or as a result of a solicitation of proxies or consents by or on behalf of any "person" or "group" identified in clause (i) above;

(iii) a reorganization of the Company or the Company consolidates with, or merges with or into another person or entity or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or entity, or any person or entity consolidates with or merges with or into the Company; provided, however, that any such transaction shall not constitute a Change in Control if (1) the shareholders of the Company immediately before such transaction own, directly or indirectly, immediately following such transaction in excess of 50% of the combined voting power of the outstanding voting securities of the corporation or other person or entity resulting from such transaction, (2) no "person" or "group" owns 20% or more of the outstanding voting securities of the corporation or other person or entity resulting from such transaction, and (3) a majority of the Incumbent Board remains; or

(iv) the approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Administration. Subject to the terms of the 2012 Plan, the Compensation Committee (or such other committee designated by the Board of Directors) will have broad discretionary authority to determine the terms and conditions of awards made under the plan, and construe and interpret the terms of the plan and any awards.

Amendment and Termination of the Plan. The Board of Directors or the Compensation Committee may amend, modify, suspend or terminate the 2012 Plan at any time, except as provided by applicable law or stock exchange rule that requires shareholder approval for certain amendments. No action may materially and adversely alter or impair a participant's rights with respect to previously granted awards without his or her consent. Notwithstanding the foregoing, no stock option may be repriced, regranted through cancellation or otherwise amended to reduce the applicable exercise price without the approval of the Company's shareholders.

Certain Restrictions. No award will be transferable other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. However, the Compensation Committee may permit the transfer of an award for no consideration to a permitted transferee. During a participant's life time, a stock option or other award will be exercisable only by the participant or by a permitted transferee.

Adjustments. The existence of the 2012 Plan and any award document does not affect or restrict the right of the Company to effect corporate changes or acts. In the event of any change in the outstanding common stock by reason of a stock dividend, recapitalization, reorganization, merger, consolidation, stock split, combination or exchange of shares or any other significant corporate event affecting the common stock, the Compensation Committee, in its discretion, may make (i) such proportionate adjustments as it considers appropriate to prevent diminution or enlargement of the rights of participants with respect to the aggregate number of shares of common stock for which awards may be granted, the number of shares of common stock covered by each outstanding award and the exercise prices in respect thereof and/or (ii) such other adjustments as it deems appropriate.

Term. The 2012 Plan will remain in effect until November 21, 2027, unless earlier terminated by the Board of Directors.

New Plan Benefits. Awards under the 2012 Plan will be made by the Compensation Committee in its discretion and depend on a number of factors. Generally, the future awards that would be received under the 2012 Plan by our executive officers and employees are discretionary and are therefore not determinable at this time.

For fiscal 2019, all employees, excluding executive officers but including all current officers who are not executive officers, as a group, were granted a total of 34,667 time vesting restricted stock units and a total of 133,866 performance vesting restricted stock units under the 2012 Plan. They did not receive stock options. The equity awards granted to our Named Executive Officers for fiscal 2019 are set forth in the Grants of Plan-Based Awards table on page 46 of this Proxy Statement.

U.S. Federal Income Tax Information

The following is a brief description of the federal income tax consequences generally arising with respect to certain awards that may be granted under the 2012 Plan based on current tax laws. The summary does not include any state, local or foreign tax laws. This discussion is intended for the information of shareholders considering how to vote at the Annual Meeting and not as tax guidance to individuals who participate in the 2012 Plan.

Nonqualified Stock Options. There will be no federal income tax consequences to a participant upon the grant of a nonqualified stock option and the Company will not take a deduction. Upon the exercise of a nonqualified stock option a participant will realize ordinary income in an amount equal to the excess of the fair market value of the option shares received upon exercise of the option over the exercise price and the Company will be allowed a corresponding deduction, except as limited by Section 162(m) of the Code. Any gain that a participant realizes upon the subsequent disposition of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Stock Options. There typically will be no federal income tax consequences to a participant upon the grant or exercise of an incentive stock option and the Company will not take a deduction. If the participant holds the option shares for the required holding period of at least two years after the date of grant or one year after exercise of the option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the participant disposes of the option shares before the required holding period ends, he or she will realize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise (or the sale price of the shares sold in the disqualifying disposition, if less) over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount, except as limited by Section 162(m) of the Code. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the participant's alternative minimum tax.

Restricted Stock and Restricted Share Units. The federal income tax consequences of awards of restricted stock are generally governed by Section 83 of the Code. Generally, a participant will not be taxed on an award of restricted stock until the award vests, unless the participant makes an election under Section 83(b) of the Code to be subject to taxation upon grant, rather than upon vesting. If the election is made, the participant will be subject to taxation on the fair market value of the shares on the date of grant.

If a participant does not make a Section 83(b) election, the participant will be subject to taxation based on the fair market value of the shares included in the award at the time of vesting. The amount recognized as income by a participant, whether in connection with a Section 83(b) election or at the time of vesting, will be subject to ordinary income tax at the rates in effect at that time and will also be subject to all applicable employment tax withholdings. In general, the Company receives an income tax deduction at the same time and in the same amount that is taxable to a participant as compensation, except as limited by Section 162(m) of the Code. Any capital gain or loss recognized by a participant will be either long term or short term.

A participant generally will not recognize income, and the Company will not be allowed a tax deduction, when he or she is awarded RSUs or when dividend equivalents are credited on his or her behalf. Participants will recognize ordinary income in an amount equal to the fair market value of the shares that are delivered when their RSUs are settled. The Company will generally be entitled to a tax deduction of the same amount, except as limited by Section 162(m) of the Code.

Performance-Based Awards. A participant will not recognize income at the time performance-based awards are granted and the Company will not be allowed a tax deduction. When the participant receives payment of the performance-based awards, the amount of cash and the fair market value of any common shares received will be ordinary income to the participant, and the Company will be allowed a corresponding tax deduction at that time, except as limited by Section 162(m) of the Code.

Upon the sale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending upon how long the shares are held by the participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information about the beneficial ownership of the Company's common stock as of April 1, 2019 by each person known to the Company that beneficially owns more than five percent (5%) of the Company's outstanding common stock, each of the Company's directors and each of the Named Executive Officers identified in the Summary Compensation Table on page 45 of this Proxy Statement, and all directors and executive officers as a group. Shares of the Company's common stock that an individual or group has a right to acquire within 60 days after April 1, 2019 pursuant to the exercise of options or vesting of restricted stock units are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table. As a result, the percentage of outstanding shares of any person as shown in the table may not necessarily reflect the person's actual voting power at any particular date. Except as otherwise noted, to the Company's knowledge, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. The percentages are based on the Company's outstanding shares as of April 1, 2019.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Common Stock Beneficially Owned
5% Stockholders:		
BlackRock, Inc. 55 East 52nd Street, New York, New York 10055	3,481,974[1]	11.06%
The Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	2,751,811[2]	8.74%
Directors and Executive Officers:[3]		
Stephen C. Coley	100,059	*
H. Andrew DeFerrari	133,859	*
Dwight B. Duke	30,831	*
Timothy R. Estes	317,165	*
Eitan Gertel	3,827	*
Anders Gustafsson	14,864	*
Scott P. Horton	0	*
Patricia L. Higgins	42,728	*
Steven E. Nielsen	1,058,547[4]	3.36%
Peter T. Pruitt, Jr.	3,187	*
Richard K. Sykes	3,480	*
Laurie J. Thomsen	5,141	*
Richard B. Vilsoet	66,874	*
All directors and executive officers as a group (13 persons)	1,780,562	5.66%

* Less than 1% of the outstanding common stock.

[1] Based solely on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") on January 28, 2019 by BlackRock, Inc. ("BlackRock") and its subsidiaries. The Schedule 13G/A indicates that BlackRock is the beneficial owner of 3,481,974 shares, for which it has sole voting power with respect to 3,407,788 shares and sole dispositive power with respect to 3,481,974 shares.

⁽²⁾ Based solely on information contained in a Schedule 13G/A filed with the SEC on February 11, 2019 by The Vanguard Group, Inc. ("Vanguard") in its capacity as investment advisor. Vanguard is the beneficial owner of 2,751,811 shares. The Schedule 13G/A indicates that (i) Vanguard has sole dispositive power over 2,687,752 shares and shared dispositive power over 64,059 shares, (ii) Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, in its capacity as investment manager of collective trusts is the beneficial owner of 59,876 shares and (iii) Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, in its capacity as investment manager of Australian investment offerings is the beneficial owner of 7,400 shares.

⁽³⁾ Includes the following number of shares of common stock which a director or executive officer has the right to acquire pursuant to the exercise of stock options or vesting of restricted stock units on April 1, 2019 or within 60 days after April 1, 2019:

Name of Beneficial Owner	Restricted Stock Units	Stock Options
Stephen C. Coley	528	15,527
H. Andrew DeFerrari	—	—
Dwight B. Duke	528	10,852
Timothy R. Estes	—	77,097
Eitan Gertel	528	—
Anders Gustafsson	528	2,702
Patricia L. Higgins	528	15,527
Scott P. Horton	—	—
Steven E. Nielsen	—	318,546
Peter T. Pruitt, Jr.	—	—
Richard K. Sykes	528	—
Laurie J. Thomsen	528	—
Richard B. Vilsoet	—	—
All directors and executive officers as a group (13 persons)	3,696	440,251

⁽⁴⁾ Includes 57,001 shares owned by the Margaret Ellen Nielsen Foundation, a charitable foundation of which Mr. Nielsen is President and a Director. Mr. Nielsen disclaims beneficial ownership of all shares of common stock held by the Foundation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of the Company's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. The Company's officers, directors and greater-than-ten percent (10%) shareholders are required by SEC regulations to furnish the Company with all Section 16(a) forms they file. Based solely on the Company's review of reports filed with the SEC by its directors, officers and persons required to file such reports, or written representations from those directors, officers or persons required to file such reports, the Company believes that all such Section 16(a) filing requirements were satisfied during fiscal 2019, with the exception of a late Form 4 filing by Mr. Estes on December 26, 2018 reporting the disposition of 343 shares of common stock to satisfy a tax withholding obligation pursuant to the vesting of restricted stock units that was inadvertently omitted from Mr. Estes's original filing.

GENERAL INFORMATION

Questions and Answers About the 2019 Annual Meeting and Voting

Why does some of the information contained in this Proxy Statement relate to a partial year (*i.e.*, the six-month period from July 30, 2017 to January 27, 2018)?

On September 1, 2017, the Board of Directors of the Company approved a change in the Company's fiscal year end from the last Saturday in July to the last Saturday in January. The Company's six-month fiscal period from July 30, 2017 to January 27, 2018 is referred to throughout this Proxy Statement as the "Transition Period." As a result, some of the information contained in this Proxy Statement, particularly information relating to executive compensation matters, covers the Transition Period. References in this Proxy Statement to fiscal 2017 or any prior fiscal year are to the twelve months ended on the last Saturday in July of that year. The Company's 2019 fiscal year commenced on January 28, 2018 and consists of 52 weeks.

Why did I receive a one-page Notice in the mail regarding the Availability of Proxy Materials instead of printed proxy materials?

In accordance with rules adopted by the SEC, the Company has elected to furnish its proxy materials to shareholders on a website, rather than mailing paper copies to each shareholder. Accordingly, on April 11, 2019, the Company sent a Notice Regarding the Availability of Proxy Materials (the "Notice") to shareholders of record. You have the ability to access the proxy materials on the website referred to in the Notice or you may request to receive a paper copy of the proxy materials free of charge by following the instructions in the Notice.

What will I be voting on?

The proposals to be voted on at the Annual Meeting are the following:

- Election of the four directors named in this Proxy Statement;
- A non-binding advisory vote to approve executive compensation ("say-on-pay");
- Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2020; and
- Approval of an amendment to the Company's 2012 Long-Term Incentive Plan to increase the number of authorized shares by 550,000 shares.

Other than the matters set forth in this Proxy Statement and matters incidental to the conduct of the Annual Meeting, the Company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who may vote?

The Board of Directors has set April 1, 2019 as the record date for the Annual Meeting. You may vote at the Annual Meeting if you owned shares of the Company's common stock as of the close of business on April 1, 2019. Each outstanding share of the Company's common stock held as of April 1, 2019 is entitled to one vote on each matter to be voted on. As of this record date, there were 31,478,675 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting based on the records of the Company's registrar and transfer agent, American Stock Transfer & Trust Company.

Who may attend the Annual Meeting?

All shareholders of record at the close of business on April 1, 2019, or their duly appointed proxies, may attend the Annual Meeting. Please be prepared to present valid photo identification for admission to the Annual Meeting. The use of cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.

If you hold shares in "street name" (that is, in a brokerage account or through a bank or other nominee) and you plan to attend the Annual Meeting, you will need to bring a copy of a statement reflecting your stock ownership as of the April 1, 2019 record date for the Annual Meeting.

How does the Board of Directors recommend I vote?

The Board of Directors recommends a vote:

- "FOR" the four director nominees named in this Proxy Statement for election to the Board of Directors;
- "FOR", on a non-binding advisory basis, the vote to approve executive compensation;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2020; and
- "FOR" the approval of an amendment to the Company's 2012 Long-Term Incentive Plan to increase the number of authorized shares by 550,000 shares.

How do I vote?

You may vote your shares of Company common stock in any of the following manners:

- *In person*. Shareholders of record and beneficial shareholders with shares held in "street name" may vote in person at the meeting. If you hold shares in "street name," you must also obtain a legal proxy, executed in your favor, from your broker or nominee to vote in person at the meeting. You must bring this proxy to the Annual Meeting;
- *By telephone or via the internet*. You may vote by telephone or via the internet by following the instructions provided in the Notice, proxy card or voting instruction card provided; or
- *By mail*. If you request paper copies of the proxy materials by mail, you may vote by proxy by signing, dating and returning the proxy card or voting instruction card provided. Please sign the proxy card or voting instruction card exactly as your name appears on the card.

If you are a shareholder of record and you attend the Annual Meeting, you may deliver your completed proxy card or voting instruction card in person. If you hold your shares in "street name" and you wish to vote at the Annual Meeting, you will need to obtain a proxy, executed in your favor, from the broker or nominee that holds your shares and bring this proxy to the Annual Meeting.

What if I hold my shares in "street name"?

Many shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. This is often called holding shares in "street name." As summarized below, there are some distinctions between record shareholders and "street name" holders.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the shareholder of record for those shares, and these proxy materials are being provided directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares and you hold your shares in "street name." In this case, proxy materials are being forwarded to you by your broker, bank or other nominee. You should follow the voting directions provided by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the Annual Meeting. However, because you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a proxy, executed in your favor, from your broker, bank or other nominee.

If you hold your shares in "street name," it is critical that you provide instructions to, or obtain a proxy from, the record holder if you want your shares to count in the election of directors (Proposal 1), the non-binding advisory vote to approve executive compensation (Proposal 2), and the approval of an amendment to the Company's 2012 Long-Term Incentive Plan to increase the number of authorized shares by 550,000 shares (Proposal 4).

Can I change my decision after I vote?

Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual Meeting by:

- Submitting another proxy card bearing a later date than the proxy being revoked prior to the Annual Meeting;
- Voting again by internet or telephone prior to the Annual Meeting as described on the proxy card; or
- Voting again in person at the Annual Meeting.

If you hold your shares in "street name" and wish to change your vote at the Annual Meeting, you will need to obtain a proxy, executed in your favor, from the broker, bank or other nominee that holds your shares and bring the proxy to the Annual Meeting. Without a proxy from the broker, bank or other nominee that holds your shares, you may not vote shares held in "street name" by returning a proxy card or by voting in person at the Annual Meeting.

You also may revoke your proxy prior to the Annual Meeting without submitting a new vote by filing an instrument of revocation with the Secretary of the Company by 5:00 p.m. Eastern Time on Monday, May 20, 2019.

What constitutes a quorum?

The presence in person or by proxy of the holders of a majority of the Company's common stock will constitute a quorum. A quorum is necessary to transact business at the Annual Meeting. Shares of common stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. The Annual Meeting may not commence if a quorum is not present.

Will my shares be voted if I do not provide my proxy?

If you are a shareholder of record and you do not vote or provide a proxy, your shares will not be voted.

Your shares may be voted if they are held in "street name," even if you do not provide the brokerage firm, bank or other nominee with voting instructions. Brokerage firms have the authority under New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions at least 15 days before the date of the Annual Meeting on ratification of the appointment of the Company's independent auditor and certain other "routine" matters, but not for non-"routine" matters. As a result, if your shares are held in "street name" and you do not submit voting instructions to your brokerage firm, your shares will be treated as "broker non-votes" with respect to the election of directors (Proposal 1), the non-binding advisory vote to approve executive compensation (Proposal 2), and the approval of an amendment to the Company's 2012 Long-Term Incentive Plan to increase the number of authorized shares by 550,000 shares (Proposal 4), and will not be counted in determining the outcome of those proposals.

We urge you to give voting instructions to your brokerage firm, bank or other nominee on all proposals.

What is the effect of an "abstain" vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal.

What if I return my proxy card but do not mark it to show how I am voting?

If you sign and return your proxy card but do not indicate instructions for voting, your shares will be voted "FOR" each of Proposals 1, 2, 3 and 4. With respect to any other matter which may properly come before the Annual Meeting, your shares will be voted at the discretion of the proxy holders.

What vote is required to approve each proposal?

The Company has adopted a majority voting standard for uncontested director elections and a plurality voting standard for contested director elections. Under this voting standard, in an uncontested election, a director nominee will be elected if the affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting exceeds the votes cast opposing that nominee. This majority voting standard is further described under the section entitled "Board of Directors and Corporate Governance Information—Selection of Directors—Majority Voting Standard" on page 14 of this Proxy Statement.

The affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting and exceeding the votes cast opposing the action is also required (i) to adopt the non-binding advisory vote to approve executive compensation, (ii) to ratify the appointment of the Company's independent auditor, and (iii) to approve an amendment to the Company's 2012 Long-Term Incentive Plan to increase the number of authorized shares by 550,000 shares.

Will any other matters be voted on at the Annual Meeting?

As of the date of this Proxy Statement, management of the Company knows of no other matter that will be presented for consideration at the Annual Meeting other than those matters discussed in this Proxy Statement and matters incidental to the conduct of the Annual Meeting. If any other matters are proposed and properly come before the Annual Meeting and call for a vote of shareholders, your proxy will be voted in the discretion of the proxy holders.

Can I receive future proxy materials electronically?

You can help the Company conserve natural resources and reduce the cost of printing and mailing proxy statements and annual reports by opting to receive future mailings electronically. To enroll, please go to the website *www.proxyvote.com*, with your proxy card in hand, and follow the instructions.

What is the deadline for appointment of proxies by telephone or the internet, or by returning my proxy card?

Shareholders should complete and return the proxy card as soon as possible. To be valid, your proxy card must be completed in accordance with the instructions on it and received by the Company **no later than 11:59 p.m., Eastern Time, on Monday, May 20, 2019**. If you appoint your proxy by telephone or the internet, the Company must receive your appointment **no later than 11:59 p.m., Eastern Time, on Monday, May 20, 2019**. If your shares of common stock are held in "street name," you should follow the voting directions provided by your bank, broker or other nominee.

* * * *

Additional Information

A copy of the Company's 2019 Annual Report to Shareholders, including financial statements for the fiscal year ended January 26, 2019, the Transition Period and the fiscal years ended July 29, 2017 and July 30, 2016, is enclosed with this Proxy Statement, but such documentation does not constitute a part of the proxy soliciting material.

Submission of Proposals for Inclusion in 2020 Proxy Materials. Proposals that shareholders intend to present at the 2020 Annual Meeting of Shareholders must be received by the Secretary of the Company on or before December 12, 2019 to be considered for inclusion in the Company's proxy materials for that meeting. Pursuant to Rule 14a-8 promulgated under the Exchange Act, proposals of shareholders intended for inclusion in the Proxy Statement for the Company's 2020 Annual Meeting of Shareholders must be received not less than 120 calendar days before the date the Company's Proxy Statement was released to shareholders in connection with the 2019 Annual Meeting of Shareholders, unless the date of the 2020 Annual Meeting of Shareholders will change by more than 30 days from the anniversary of the date of the 2019 Annual Meeting of Shareholders. In such case, the deadline for submitting a proposal is a reasonable time before the Company prints and sends the proxy materials for its 2020 Annual Meeting of Shareholders.

Advance Notice Provisions under By-laws. Shareholders who desire to propose an item of business for action at an annual meeting of shareholders (other than proposals submitted by inclusion in the Proxy Statement), including the election of a director, must follow certain procedures set forth in the Company's Amended and Restated By-laws. To be timely, written notice must be received by the Secretary of the Company not less than ninety (90) days nor more than one hundred twenty (120) days before the first anniversary of the preceding year's annual meeting. The notice should contain a brief description of the proposal and the reason for conducting such business; the name and address of the shareholder proposing such business, as it appears in the Company's books; the class and number of shares of the Company that are beneficially owned by the shareholder; and any financial interest of the shareholder in such business. Shareholders should, however, consult the Company's Amended and Restated By-laws to ensure that the specific requirements of such notice are met. A copy of the Company's Amended and Restated By-laws may be obtained by any shareholder, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408.

All shareholder proposals should be sent to the Company's executive offices at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408, Attention: Secretary.

Expenses of Solicitation. The Company will bear the cost of this solicitation of proxies, including the preparation, printing and mailing of proxy materials. Proxies may be solicited by directors, officers and regular employees of the Company, without compensation, in person or by mail, telephone, facsimile transmission, telephone or electronic transmission. In addition, the Company may supplement the original solicitation of proxies by mail with solicitation by telephone, telegram and other means by directors, officers and regular employees of the Company. The Company will not pay additional compensation to these individuals for any such services.

The Company has engaged Innisfree M&A Incorporated as the proxy solicitor for the Annual Meeting for a fee of $15,000 plus out-of-pocket costs. The Company will reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in forwarding proxy material to beneficial owners.

Other Matters. The Board of Directors knows of no other matters that will be brought before the Annual Meeting other than the matters referred to in this Proxy Statement. If, however, any matters properly come before the Annual Meeting, the persons named as proxies and acting thereon will have discretion to vote on those matters according to their judgment to the same extent as the person delivering the proxy would be entitled to vote.

Notice of Internet Availability of Proxy Materials

Dycom Industries, Inc.'s 2019 Proxy Statement and its 2019 Annual Report to Shareholders are available at the Company's website, *www.dycomind.com*. Please note that the other information contained in or connected to our website is not intended to be part of this Proxy Statement.

By Order of the Board of Directors,

Richard B. Vilsoet
Senior Vice President, Chief Legal Officer and Secretary
April 11, 2019

APPENDIX A

**AMENDMENT TO THE
DYCOM INDUSTRIES, INC. 2012 LONG-TERM INCENTIVE PLAN, AS AMENDED
AND RESTATED EFFECTIVE AS OF NOVEMBER 21, 2017**

This Amendment (the "**_Amendment_**") to the Dycom Industries, Inc. 2012 Long-Term Incentive Plan, as Amended and Restated Effective as of November 21, 2017 (the "**_Plan_**"), is made effective as of the 21st day of May, 2019, by Dycom Industries, Inc., a Florida corporation (the "**_Company_**").

1. <u>Amendment to Section 5(a) of the Plan</u>. The first sentence of Section 5(a) of the Plan is deleted and replaced with the following:

    (a)   <u>Plan Limit</u>. Subject to adjustment in accordance with Section 13(b) of the Plan, the maximum number of shares of Common Stock that may be awarded for all purposes under the Plan shall be 4,415,000 shares (the "Plan Limit").

2. <u>Continued Effect</u>. Except as set forth herein, the Plan shall remain unchanged and in full force and effect.

APPENDIX B

Supplemental Information about Fiscal 2019 Financial Overview and Strategic Developments

The Company uses information in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—Fiscal 2019 Financial Overview and Strategic Developments" in this Proxy Statement that is derived from its consolidated financial statements, but that is not presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). This information is considered Non-GAAP financial measures under the United States Securities and Exchange Commission rules. The Company believes that the presentation of Non-GAAP financial measures in this Proxy Statement provides information that is useful to investors because it allows for a more direct comparison of the Company's performance for the period reported with the Company's performance in prior periods. The Non-GAAP financial measures may be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

GAAP to Non-GAAP Reconciliations (Unaudited)

Non-GAAP Adjusted EBITDA

	Twelve Months Ended January 26, 2019	Twelve Months Ended January 27, 2018
	(Dollars in thousands)	
Reconciliation of net income to Non-GAAP Adjusted EBITDA:		
Net income	$ 62,907	$ 151,339
Interest expense, net	44,369	38,677
Provision for income taxes	25,131	26,592
Depreciation and amortization	179,603	162,708
Earnings Before Interest, Taxes, Depreciation & Amortization ("EBITDA")	312,010	379,316
Gain on sale of fixed assets	(19,390)	(18,911)
Stock-based compensation expense	20,187	23,066
Non-cash charge for accounts receivable and contract assets	17,157	—
Non-GAAP Adjusted EBITDA	$ 329,964	$ 383,471
Contract revenues	$3,127,700	$2,977,874
Non-GAAP Adjusted EBITDA % of contract revenues	*10.5%*	*12.9%*

Net Income, Non-GAAP Adjusted Net Income, Diluted Earnings per Common Share, Non-GAAP Adjusted Diluted Earnings per Common Share, and Non-GAAP Adjusted Diluted Shares

	Twelve Months Ended January 26, 2019	Twelve Months Ended January 27, 2018
	(Dollars in thousands, except share amounts)	
Reconciliation of Non-GAAP Adjusted Net Income:		
Net income	$ 62,907	$ 151,339
Pre-Tax Adjustments:		
Non-cash amortization of debt discount on Notes	19,103	18,095
Non-cash charge for accounts receivable and contract assets (a)	17,157	—
Impact on stock-based compensation expense from non-cash charge for accounts receivable and contract assets (b)	(1,851)	—
Tax Adjustments:		
Tax impact of Tax Reform (c)	—	(32,249)
Tax impact of share-based award activities (d)	371	(6,912)
Tax impact of pre-tax adjustments	(9,168)	(6,804)
Total adjustments, net of tax	25,612	(27,870)
Non-GAAP Adjusted Net Income	$ 88,519	$ 123,469
Reconciliation of Non-GAAP Adjusted Diluted Earnings per Common Share:		
Diluted earnings per common share - GAAP	$ 1.97	$ 4.74
Total adjustments, net of tax and dilutive share effect of Notes (e)	0.82	(0.86)
Non-GAAP Adjusted Diluted Earnings per Common Share	$ 2.78	$ 3.88
Shares used in computing Non-GAAP Adjusted Diluted Earnings per Common Share:		
Diluted shares - GAAP	31,990,168	31,921,254
Adjustment for economic benefit of note hedge related to Notes (e)	(183,799)	(108,697)
Non-GAAP Adjusted Diluted Shares (e)	31,806,369	31,812,557

(a) During the twelve months ended January 26, 2019, the Company recognized a pre-tax non-cash charge for accounts receivable and contract assets of $17.2 million related to balances owed from a customer. On February 25, 2019, this customer filed a voluntary petition for reorganization.

(b) As a result of the pre-tax non-cash charge for accounts receivable and contract assets recognized during the twelve months ended January 26, 2019, the Company's stock-based compensation expense was reduced by approximately $1.9 million for the twelve months ended January 26, 2019.

(c) During the twelve months ended January 27, 2018, the Company recognized an income tax benefit of approximately $32.2 million resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"), primarily due to the re-measurement of the Company's net deferred tax liabilities at a lower U.S. federal corporate income tax rate.

(d) During the twelve months ended January 26, 2019 and January 27, 2018, the Company excluded income tax expense of approximately $0.4 million and income tax benefit of approximately $6.9 million, respectively, for the tax effects of the vesting and exercise of share-based awards from its Non-GAAP Adjusted Net Income and Non-GAAP Adjusted Diluted Earnings per Common Share.

(e) The Company has a note hedge in effect to offset the economic dilution of additional shares from the Company's 0.75% convertible senior notes due September 2021 (the "Notes") up to an average quarterly share price of $130.43 per share. Non-GAAP Adjusted Diluted Shares exclude the GAAP dilutive share effect of the Notes.

Amounts in tables above may not add due to rounding.

Explanation of Non-GAAP Financial Measures

Management defines the Non-GAAP financial measures as follows:

- *Non-GAAP Adjusted EBITDA* - net income before interest, taxes, depreciation and amortization, gain on sale of fixed assets, stock-based compensation expense, and certain non-recurring items. Management believes Non-GAAP Adjusted EBITDA is a helpful measure for comparing the Company's operating performance with prior periods as well as with the performance of other companies with different capital structures or tax rates.
- *Non-GAAP Adjusted Net Income* - net income before the non-cash amortization of the debt discount and the related tax impact, certain tax impacts resulting from vesting and exercise of share-based awards, certain impacts of Tax Reform, and certain non-recurring items.
- *Non-GAAP Adjusted Diluted Earnings per Common Share* and *Non-GAAP Adjusted Diluted Shares* - Non-GAAP Adjusted Net Income divided by Non-GAAP Adjusted Diluted Shares outstanding. The Company has a note hedge in effect to offset the economic dilution of additional shares from the Notes up to an average quarterly share price of $130.43. The measure of Non-GAAP Adjusted Diluted shares used in computing Non-GAAP Adjusted Diluted Earnings per Common Share excludes dilution from the Notes. Management believes that the calculation of Non-GAAP Adjusted Diluted shares to reflect the note hedge will be useful to investors because it provides insight into the offsetting economic effect of the hedge against potential conversion of the Notes.

Management excludes or adjusts each of the items identified below from *Non-GAAP Adjusted Net Income* and *Non-GAAP Adjusted Diluted Earnings per Common Share*:

- *Non-cash amortization of debt discount on Notes* - The Company's Notes were allocated between debt and equity components. The difference between the principal amount and the carrying amount of the liability component of the Notes represents a debt discount. The debt discount is being amortized over the term of the Notes but does not result in periodic cash interest payments. The Company has excluded the non-cash amortization of the debt discount from its Non-GAAP financial measures because it believes it is useful to analyze the component of interest expense for the Notes that will be paid in cash. The exclusion of the non-cash amortization from the Company's Non-GAAP financial measures provides management with a consistent measure for assessing financial results.
- *Non-cash charge for accounts receivable and contract assets* - During the twelve months ended January 26, 2019, the Company recognized a pre-tax non-cash charge for accounts receivable and contract assets of $17.2 million related to balances owed from a customer. On February 25, 2019, this customer filed a voluntary petition for reorganization. The Company excludes the impact of this non-cash charge for accounts receivable and contract assets from its Non-GAAP financial measures because the Company believes it is not indicative of its underlying results or ongoing operations.
- *Impact on stock-based compensation expense from non-cash charge for accounts receivable and contract assets* - The Company excludes the impact on stock-based compensation expense from the non-cash charge for accounts receivable and contract assets from its Non-GAAP financial measures because the Company believes it is not indicative of its underlying results or ongoing operations.
- *Tax impact from Tax Reform* - During the twelve months ended January 27, 2018, the Company recognized an income tax benefit of approximately $32.2 million resulting from Tax Reform, primarily due to a reduction of net deferred tax liabilities. The Company has excluded this impact because it is a significant change in the U.S. federal corporate tax rate and because the Company believes it is not indicative of the Company's underlying results or ongoing operations.
- *Tax impact of share-based award activities* - The Company excludes certain tax impacts resulting from the vesting and exercise of share-based awards as these amounts may vary significantly from period to period. Excluding these amounts from the Company's Non-GAAP financial measures provides management with a more consistent measure for assessing financial results.
- *Tax impact of adjusted results* - The tax impact of adjusted results reflects the Company's estimated tax impact of specific adjustments and the effective tax rate used for financial planning for the applicable period.

Dycom Industries, Inc.

11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, FL 33408

www.dycomind.com
info@dycomind.com
(561) 627-7171

